14

07022197

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Swiss Reinsurance

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 09 2007
THOMSON FINANCIAL

FILE NO. 82- 04248

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/4/07

Swiss Re

2006 Annual Report
Driving Performance



Corporate highlights

- Excellent net income of CHF 4.6 billion with strong underlying performance from all businesses
- Successful acquisition and integration of GE Insurance Solutions
- Continued strong investment performance with return on investments of 5.3%
- Property & Casualty operating income improved to CHF 5.0 billion, reflecting strong performance across all lines of business and low levels of natural catastrophe claims; combined ratio improved to 90.4%
- Life & Health operating income of CHF 1.7 billion with return on operating revenues increasing to 10.0%
- Financial Services operating income grew 21% to CHF 460 million, driven by strong results in credit, trading and structuring businesses
- Shareholders' equity increased 27% to CHF 30.9 billion on excellent earnings as well as equity raised for the financing of the GE Insurance Solutions acquisition
- Return on equity increased to 16.3%
- Dividend increase of 36% from CHF 2.50 to CHF 3.40 per share, as well as a share buy-back programme

Financial highlights

CHF millions unless otherwise stated	2005	2006	Change in %
Non-life business[1]			
Premiums earned	17253	**18541**	7
Combined ratio, traditional business (in %)	112.3	**90.4**	
Life & Health business			
Premiums earned	9638	**10974**	14
Return on operating revenues (in %)	9.6	**10.0**	
Financial Services business			
Total revenues	1560	**1963**	26
Operating income	379	**460**	21
Group			
Premiums earned	26891	**29515**	10
Net income	2304	**4560**	98
Earnings per share (in CHF)	7.44	**13.49**	81
Dividend per share (in CHF)	2.50	**3.40**[2]	36
Shareholders' equity	24393	**30884**	27
Return on investments (in %)	6.3	**5.3**	
Return on equity (in %)	10.3	**16.3**	
Number of employees[3]	8882	**10891**	23

[1] Including Property & Casualty and Credit Solutions
[2] Subject to approval at the Annual General Meeting on 20 April 2007
[3] Permanent staff

Key information

Premiums earned[1]


40000 CHF millions
30000
20000
10000
0
39%
61%
33%
67%
35%
65%
36%
64%
37%
63%
2002
2003
2004
2005
2006
Non-life
Life&Health

Net income/loss[1]


5000 CHF millions
4000
3000
2000
1000
0
-91
1702
2475
2304
4560
2002
2003
2004
2005
2006

Return on equity[1]


20 in %
15
10
5
0
-0.5
10.2
13.6
10.3
16.3
2002
2003
2004
2005
2006

Shareholders' equity[1]


40000 CHF millions
30000
20000
10000
0
16686
18511
19177
24393
30884
2002
2003
2004
2005
2006

[1] 2006 and 2005 figures are based on US GAAP, and previous years on Swiss GAAP.

Financial strength ratings

as of 23 February 2007	S&P	Moody's	A.M. Best
Rating	AA–	Aa2	A+
Outlook	stable	negative	stable

Share performance

Market information as of 23 February 2007	
Share price (in CHF)	105.50
Market capitalisation (in CHF millions)	37 796

Performance	2002 – 23 February 2007 (p.a.)	2006
Swiss Re (in %)	–6.9	7.7
Swiss Performance Index (in %)	10.5	20.7
DJ Europe STOXX Insurance Index (in %)	–1.5	17.2


300 Share price in CHF (logarithmic scale)
Annual performance in %
100
20
50
25
0
–25
–50
2002
2003
2004
2005
2006
2007
Swiss Re
Swiss Performance Index
DJ Europe STOXX Insurance Index



Swiss Re's Munich office. Working as a global community, Swiss Re employees leverage the Group's expertise in risk and capital management to drive performance for clients and shareholders.

2006 Annual Report

Contents

Letter to shareholders

Fellow shareholders, colleagues, ladies and gentlemen

2006 was an excellent year for Swiss Re, in which we made significant progress towards our goal of higher earnings, in terms of both absolute results and sustainability. It gives us great pleasure to report net income rising 98% to CHF 4.6 billion, or CHF 13.49 per share, resulting in a return on equity of 16.3%. These excellent results are the outcome of hard work by the entire Swiss Re community to drive our performance by seizing attractive opportunities, leveraging the integration of Insurance Solutions and constantly striving towards our strategic goal of organisational excellence.

All divisions contributed to the success of the 2006 results. Property & Casualty business delivered a strong operating income of CHF 5.0 billion and a combined ratio of 90.4%, an improvement of 23.7 percentage points compared with 2005. While the year benefited from a benign hurricane season, the underlying quality of our underwriting performance delivered substantially more value. Life & Health business continued to be a strong contributor to Swiss Re's earnings with operating income of CHF 1.7 billion. Within our Client Markets teams, Europe Division, the historical bedrock of our Group with its strong client franchise, maintained its profitability track record. In the Americas, we strengthened our client base, leveraging our leadership position while maintaining pricing discipline across all lines of business. Asia Division achieved further inroads in the Chinese market and continued to build on Swiss Re's leading presence in the region. In a highly competitive environment, Globals & Large Risks successfully grew the business, complemented by the industrial risk business of Insurance Solutions. Financial Services delivered strong results, with operating income of CHF 460 million, adding material value to the rest of the Group in terms of asset management, risk hedging and risk intermediation. The Group's active management of duration, credit spreads and equity exposure resulted in a strong return on investments of 5.3%. We would like to express our appreciation to the respective teams for these remarkable achievements.

Our strategic direction focuses on four key objectives to deliver enhanced sustainable returns for shareholders:

- Generate economic profit growth
- Reduce earnings volatility
- Enlarge market scope
- Advance organisational excellence

The 2006 results show how this powerful combination drives our performance, allowing us to deliver best in class client service and, ultimately, attractive shareholder returns.

Our strategic objectives have been embedded in all of Swiss Re's activities, helping us to further improve our economic efficiency. Our business goals are simple: to ensure sustainable earnings per share growth and to pursue high quality business rather than volume for volume's sake. This is further supported by continually expanding the scope and range of services we provide to clients in all lines of business and regions.

In 2006, Swiss Re achieved a series of strategic milestones. The successful integration of Insurance Solutions marked the largest acquisition ever completed by Swiss Re, providing us with increased scale and an expanded talent pool. In December, we concluded our largest Admin Re^{SM} transaction to date: the acquisition in the UK of GE Life business (which was not part of the acquisition of Insurance Solutions from General Electric). We also added several sizeable transactions to our securitisation strategy, structuring and selling pools of extreme mortality risk (Vita Capital), credit reinsurance (Crystal Credit) and natural catastrophe risks (Successor) to the capital markets. Finally, various efforts to advance our operational efficiency were successfully completed.

Each of these milestones was achieved smoothly, demonstrating the experience and organisational skills of the Group. Clients and brokers alike complimented our client teams on their ability to maintain a consistent and reliable partnership in the market. This resulted in highly successful renewals for 2007 with non-life premiums rising 14%.

The excellent earnings for 2006 considerably reinforced our strong capital position, and the Board of Directors will recommend both a dividend increase of 36% to CHF 3.40 per share and a share buy-back programme. This recommendation reflects Swiss Re's policy to focus on active capital management while maintaining superior capital adequacy and credit ratings.

Our executive management team was further strengthened in 2006 with the appointment of Roger Ferguson as Head of Financial Services and member of the Executive Committee, as well as Chairman of Swiss Re America Holding, succeeding Jacques Dubois. Roger's vision, managerial talent and experience as a former Vice Chairman of the US Federal Reserve are a strong addition to our team. We take this opportunity to thank Jacques, who retired at the end of 2006, for his outstanding contribution to Swiss Re and more recently for the key role he played in the acquisition of Insurance Solutions.

In December, the Executive Board was also reinforced with three additional appointments: Markus Diethelm, Group Chief Legal Officer, Philip Lotz, Head of Capital Management and Advisory, and Jonathan Isherwood, Global Head of Claims & Liability Management. Each of the new members brings deep experience and leadership to areas which are of critical value to the long-term success of Swiss Re.

In December, the Group announced that George Quinn will succeed Ann Godbehere as Group Chief Financial Officer (CFO) and member of our Executive Committee as of 1 March 2007. With his strong experience in all financial aspects of Swiss Re, George has already made a significant contribution to the success of our Group. In his recent role as regional CFO for the Americas and CFO of Financial Services, he played a leading role in the integration of Insurance Solutions and helped to make the acquisition a success for Swiss Re. We are gratified to have found the right talent within Swiss Re for this important position. The entire Board of Directors and Executive Board thank Ann for her dedication and commitment during the past four years as Group CFO and throughout her outstanding career, which spans more than 25 years with Swiss Re and the former Mercantile & General Re.

The executive management can count on the support and also the constructive challenge of an independent, diversified and experienced Board of Directors, including former General Electric Vice Chairman Dennis Dammerman, who was elected to the Board in February 2006. We are pleased that Hans Ulrich Maerki has made himself available to join our Board. His election will be proposed at the Annual General Meeting on 20 April 2007. Mr Maerki is currently Chairman of IBM Europe, Middle East and Africa, and will bring unique business insights to our Board.

Sadly, our friend and trusted Board member George Farr passed away in November. We would like to express our respect and admiration for his valuable guidance and leadership over the years.

Swiss Re's success is built on superior client services, pro-active capital management, diligent and disciplined underwriting, and dynamic growth through new products and markets. Our focus is to deliver attractive risk-adjusted returns. Our leadership position has been reached thanks to the dedication and teamwork of over 10 000 colleagues in more than 25 countries, and we would like to thank all Swiss Re employees around the world for their invaluable contribution to our success.

We have embarked on 2007 with high confidence and even higher expectations for the continuing success of your company in delivering sustainable and strong earnings per share. With the conversion of our accounts to US GAAP and the adoption of quarterly financial disclosure, we look forward to providing you with a continuous flow of information throughout the year.

Zurich, 1 March 2007

Peter Forstmoser
Chairman of the Board of Directors

Jacques Aigrain
Chief Executive Officer

Key events







1 Opening of Swiss Re's Asian training centre
2 Swiss Re commits to Clinton Global Initiative
3 Employees in Kansas City join Swiss Re following the acquisition of GE Insurance Solutions

2006

23 January
First credit reinsurance securitisation
Swiss Re successfully completed its first credit reinsurance securitisation. The EUR 252 million issue increased Swiss Re's capital efficiency by transferring credit insurance risk to the capital markets.

14 February
2006 renewals
Swiss Re continued to improve the quality of its non-life reinsurance portfolio during the 2006 renewals. The volume of business written grew to CHF 9.3 billion, while the focus on technical profitability achieved approximately 7% economic profit improvement.

27 February
Extraordinary General Meeting
Shareholders approved Swiss Re's creation of additional capital related to the financing of the GE Insurance Solutions acquisition and for general corporate purposes. In addition, John R. Coomber and Dennis D. Dammerman were elected to Swiss Re's Board of Directors.

2 March
Swiss Re's 2005 results
Swiss Re reported net income of CHF 1.5 billion for 2005. In a year of record natural catastrophe events, the underlying business performed well, including an excellent return on investments of 5.7% (all figures based on Swiss GAAP).

11 April
2005 embedded value
Swiss Re reported an 18% increase to CHF 20.1 billion in embedded value of its life and health business. Operating profit from existing business grew 38% to CHF 1.5 billion. Returns on new business increased to 13.1% for total value added of CHF 283 million in 2005.

21 April
Annual General Meeting
At Swiss Re's 142nd Annual General Meeting, shareholders approved the increase in dividend to CHF 2.50 per share. Peter Forstmoser, Chairman of the Board of Directors, Walter B. Kielholz, Executive Vice Chairman, and Robert A. Scott were re-elected to the Board.

4 May

Swiss Re places USD 2.0 billion equivalent of hybrid securities

Swiss Re successfully placed USD 2.0 billion equivalent of hybrid securities. The innovative transaction was awarded "Deal of the Month" in the June edition of Credit Magazine.

10 May

Swiss Re share offering

Swiss Re successfully placed a total of 13.9 million new shares at CHF 92.25 per share on the back of strong shareholder and investor take-up. The proceeds were used to fund part of the GE Insurance Solutions acquisition.

18 May

Swiss Re opens new Asian training centre in Hong Kong

Swiss Re officially opened its new training centre, on the occasion of the Group's 50th year in Asia-Pacific. The centre provides state-of-the-art courses for insurance and reinsurance professionals from throughout the region.

7 June

Natural catastrophe protection through the Successor programme

Swiss Re obtained USD 950 million protection against North Atlantic Hurricane, Europe Windstorm, California Earthquake and Japan Earthquake through Successor, the follow-up catastrophe bonds to the PIONEER and Arbor programmes.

9 June

Swiss Re completes acquisition of GE Insurance Solutions

Swiss Re completed the acquisition of GE Insurance Solutions from General Electric (GE). The acquisition created the world's largest and most diversified global reinsurer, adding further momentum to Swiss Re's earnings growth.

29 June

Swiss Re completes sale of Fox-Pitt, Kelton

Swiss Re completed the sale of its wholly-owned subsidiary Fox-Pitt, Kelton (FPK) to a new company formed by J.C. Flowers & Co. LLC and FPK management. Swiss Re retained an interest in the new company through convertible preferred shares.

4 August

Interim results 2006

Swiss Re reported successful first half 2006 results with net income of CHF 1.6 billion, up 16% compared to a strong first half of 2005, or CHF 4.92 per share. Annualised return on equity was 13.9% and shareholders' equity increased 18% to CHF 27.1 billion (all figures based on Swiss GAAP).

11 December

Swiss Re to acquire 26% stake in TTK Healthcare Services in India

Swiss Re signed an agreement with TTK Group and India Value Funds Advisors to purchase a 26% stake in TTK Healthcare Services Pvt Ltd, one of India's leading health insurance third-party administrators.

14 December

Acquisition of GE Life UK business

Swiss Re completed the acquisition in the UK of the GE Life business of General Electric (GE). The cash purchase price of GBP 465 million included GBP 260 million for statutory net assets. The transaction provides further scale and infrastructure for Swiss Re's Admin Re℠ business in the UK and is the largest Admin Re℠ deal to date.

2007

4 January

CO_2 reduction programme

As part of its commitment to the Clinton Global Initiative, Swiss Re launched a worldwide programme to support measures taken by employees to reduce their personal CO_2 emissions.

16 January

Extreme mortality risk protection through Vita Capital programme

Swiss Re transferred USD 705 million of extreme mortality risk to the capital markets through its Vita Capital securitisation programme. Part of the issuance replaced cover provided by Swiss Re's first Vita issuance, which expired at the end of 2006, with the balance providing additional protection against extreme mortality risks.

13 February

2007 renewals

Swiss Re successfully grew its non-life reinsurance portfolio by CHF 1.3 billion or 14%, reflecting successful renewals of business acquired through the acquisition of GE Insurance Solutions combined with a continued focus on underwriting quality.

22 February

Sale of 30 St Mary Axe

Swiss Re completed the sale of its London office building, 30 St Mary Axe, to an affiliate of the real-estate corporation IVG Immobilien AG for GBP 600 million. Swiss Re remains a principal tenant of 30 St Mary Axe.

Swiss Re at a glance

Our mission

We enable the risk-taking that is essential to enterprise and progress.

Who we are

Swiss Re aspires to be the leading force in the reinsurance industry by combining expertise and financial strength with a committed client focus to deliver sustainable economic profit growth.

Founded in Zurich, Switzerland, in 1863, Swiss Re is the world's leading and most diversified reinsurer. It operates in more than 25 countries and provides its expertise and services to clients throughout the world. The Group's position as preferred partner in the risk transfer industry is based on value propositions that comprise risk expertise, global reach, scale, diversification, very strong capitalisation and resilience over the long term.

Swiss Re's core values include active engagement with stakeholders, excellence through operational efficiency, sustainability in its economic, environmental and social performance, as well as integrity through its commitment to transparency and ethical principles.

The Group is fully committed to sound corporate governance. Its organisation and structure, as well as its risk and capital management assurance functions are defined by a governance framework that supports the Group's success, and protects the interests of shareholders and other stakeholders.

What we do

Reinsurance is an indispensable part of the insurance system, providing an important contribution to economic growth and society. Insurers, corporate clients and the public sector benefit from risk transfer and capital relief, as well as from the product development and risk expertise that Swiss Re provides. Through its global reach, the Group diversifies risk portfolios, allowing risks to be covered more efficiently and securely. Ultimately, policyholders benefit from enlarged and more sustainable protection.

Swiss Re offers a wide variety of reinsurance products and financial services solutions, enabling insurers, corporations, the public sector and other partners to manage capital and risk challenges. This generates economic benefits for clients and creates value for Swiss Re's shareholders.

The Group's reinsurance products and related services for property and casualty as well as for life and health business are complemented by insurance-based corporate finance and risk management solutions. Swiss Re is a pioneer and leader in insurance securitisation, transferring natural catastrophe, mortality and other insurance risks to the capital markets to free up capital and to provide a new source of capacity for the industry.

How we do it

Swiss Re's success is founded on expertise, sound risk management, and dialogue with clients and other stakeholders.

The Group works closely with clients to design solutions that keep them ahead of the field and solve the issues they face in their business. Swiss Re is committed to developing and implementing best practice standards, and engages closely with industry bodies, regulators and governments, striving for progress that benefits the industry as a whole.

Swiss Re uses risk and capital management to ensure prudent risk taking and corresponding capitalisation. Based on an integrated risk model, Swiss Re's experts identify, assess and control the Group's exposures, enabling an efficient allocation of capital and providing the basis for Swiss Re's financial strength. The Group actively manages compliance risks and ensures full adherence to the laws and regulations of all the countries in which it does business.

Swiss Re's market-leading position is based on accumulated expertise and continuing research. The Group anticipates and analyses risks affecting business, society, the economy and the environment. Ultimately, the Group's success depends on the skills and commitment of its employees. Swiss Re provides an exciting and modern working environment that attracts outstanding individuals, promotes talent and inspires excellence at all levels.

Global diversification

Operating regions and office locations



Americas

Barbados
Bermuda
Brazil
Canada
Colombia
Mexico
United States

Europe (including Middle East and Africa)

Denmark
France
Germany
Ireland
Israel
Italy
Luxembourg
Netherlands
Poland
Russia
South Africa
Spain
Switzerland
United Kingdom

Asia

Australia
China
Hong Kong
India
Japan
Korea
Malaysia
Singapore
Taiwan

Key facts

Diversification lies at the core of Swiss Re's value proposition. Spreading risks across geographical regions and lines of business increases the number of mutually independent risks, and ensures a more efficient use of capital. Swiss Re is the largest and most diversified global reinsurer, with more than 90 offices in over 25 countries, allowing for a wide spread of insurance risks, revenues and investments.

Revenues by business[1]



43% Life&Health
5% Financial Services
52% Property&Casualty

Net premiums earned by region[1]



9% Asia
47% Americas
44% Europe (including Middle East and Africa)

Net premiums earned by product line[1]



34% Life and health
3% Admin Re℠
21% Property
15% Liability
7% Motor
4% Accident
3% Credit
11% Specialty
2% Non-traditional

[1] As of 31 December 2006

Group structure



(from left)

Walter B. Kielholz
Executive Vice Chairman

Peter Forstmoser
Chairman

Jacques Aigrain
Chief Executive Officer

Board of Directors

Chairman
Executive Vice Chairman
Members of the Board of Directors

Executive Committee and Executive Board

Chief Executive Officer
Members of the Executive Committee
Members of the Executive Board

Corporate functions

Risk Management	Finance	Operations
Risk Management Corporate Actuarial Sustainability & Emerging Risk Management	Capital Management Corporate Finance & Treasury Tax Investor Relations Planning, Accounting & Reporting	Global Information Technology Communications & Human Resources Group Legal Global Technical Accounting & Services Group Logistics

Business functions

Client Markets	Products	Financial Services
Europe Americas Property & Casualty Americas Life & Health and Global Admin Re℠ Asia Globals & Large Risks	Property & Specialty Casualty Life & Health Claims & Liability Management	Asset Management Credit Solutions Capital Management and Advisory

Swiss Re's structure is closely aligned with its business focus on profitable growth, the efficient use of capital and bringing the Group closer to clients.

Corporate functions

Swiss Re's corporate functions deliver efficient shared services to support the business functions. The corporate functions manage Swiss Re's common resources including: capital, the risk portfolio, brand reputation, information technology, human resources, as well as knowledge and skills.

Various corporate functions fulfil obligations to regulatory authorities and other stakeholders, and ensure the protection of the Group by establishing the corporate governance rules and processes under which Swiss Re operates.

Client Markets

The Client Markets business function is Swiss Re's interface to clients, delivering optimal client services and expanding client relationships in all lines of business worldwide. Its key activities are geared towards identifying market trends, understanding client needs, and offering products and services to meet those needs.

Building on long-standing, close relationships, Client Markets offers global reach, local knowledge and proven expertise to solve the capital and risk management challenges facing clients.

Products

The Products business function is the driving force behind underwriting excellence, product development and claims management at Swiss Re. It actively promotes innovation and the development of new, superior risk transfer solutions to meet the increasingly complex requirements of clients.

The key mandates of Products include managing the insurance cycle to optimise long-term profit levels, and implementing client-focused claims management standards in all markets and lines of business.

Financial Services

The Financial Services business function brings together Swiss Re's capital management expertise and risk-taking capabilities to manage the Group's own investment assets, and create reinsurance and capital markets solutions for the Group as well as for clients.

Financial Services provides sophisticated risk management, capital management and structured investment solutions by integrating the Group's reinsurance and capital markets capabilities. The business function assists Swiss Re and clients in better managing their capital at risk and, where appropriate, transferring business into the capital markets through securitisation. It also provides proprietary and third-party asset management.

Executive Committee



Roger W. Ferguson	**Stefan Lippe**	**Ann F. Godbehere**	**Jacques Aigrain**	**Michel M. Liès**	**Andreas Beerli**	**Christian Mumenthaler**
Head of Financial Services	Head of Products	Chief Financial Officer until 28 February 2007	Chief Executive Officer	Head of Client Markets	Chief Operating Officer	Chief Risk Officer

Executive Board

Client Markets

Michel M. Liès*
Head of Client Markets



Martin Albers
Europe



Agostino Galvagni
Globals & Large Risks



Pierre L. Ozendo
Americas Property & Casualty



Martyn Parker
Asia



W. Weldon Wilson
Americas Life & Health and Global Admin Re[SM]

Products

Stefan Lippe*
Head of Products



Brian Gray
Property & Specialty



Jonathan Isherwood
Claims & Liability Management



Alberto Izaga
Life & Health



Martin Oesterreicher
Casualty

Financial Services

Roger W. Ferguson*
Head of Financial Services



Philip A. Lotz
Capital Management and Advisory



Benjamin Meuli
Asset Management

Corporate functions

Andreas Beerli*
Chief Operating Officer

Christian Mumenthaler*
Chief Risk Officer

Ann F. Godbehere*
Chief Financial Officer
until 28 February 2007



George Quinn*
Chief Financial Officer
as of 1 March 2007



Markus Diethelm
Group Legal



Charlotte A. Gubler
Communications & Human Resources



Yury Zaytsev
Global Information Technology

* Member of the Executive Committee

Strategic direction

Swiss Re's strategic direction supports a disciplined approach to delivering best in class customer service and attractive shareholder returns.

143 years of experience and a deep understanding of risk and capital markets allow Swiss Re not just to respond to change, but to actively plot its course toward sustained leadership in the risk transfer industry. The Group's strategic direction has four key objectives to deliver enhanced sustainable returns for shareholders: generating economic profit growth, reducing earnings volatility, enlarging market scope and advancing organisational excellence.



Swiss Re's strategic direction
Building blocks
Generate economic profit growth
Reduce earnings volatility
Enlarge market scope
Foundation of success
Advance organisational excellence
Deliverables
Best in class customer service
Attractive shareholder returns

Generate economic profit growth

Swiss Re is committed to providing economic profit growth for its shareholders, and therefore allocates capital and other resources by assessing each business opportunity in both risk-adjusted and cost-adjusted terms.

Economic profit growth also requires disciplined management of the insurance cycle. Swiss Re's scale and diversification combine with the Group's sound underwriting principles to mitigate the risks of the cycle. This focus on economic profit secures the quality of the Group's earnings and makes Swiss Re a strong, dependable partner for clients.

Reduce earnings volatility

As the world's leading reinsurer, Swiss Re underwrites significant exposures. In addition to its scale and diversification, the Group applies a wide range of tools to reduce earnings volatility. Swiss Re employs hedging instruments to manage financial market risks,

USD 10 billion

Swiss Re is leading the growth of insurance-linked securities (ILS) and driving the convergence of the capital and insurance markets. Swiss Re has underwritten over USD 10 billion since the inception of the ILS market in 1997, both for the Group as well as for clients.

limiting downside exposure while capturing attractive risk-adjusted returns on assets. Swiss Re also uses its capital market expertise to manage volatility in structuring and underwriting the Group's business: it remains the leader in insurance-linked securities (ILS), having underwritten over USD 10 billion since the inception of the market in 1997, both for the Group as well as for clients.

Sound risk management practices and a disciplined reserving philosophy support profitable underwriting. At the same time, a Group-level approach to volatility management lets the individual business units focus on delivering attractive solutions to clients and capturing growth opportunities. By addressing potential sources of volatility on both sides of the balance sheet, Swiss Re aims to deliver sustainable earnings to shareholders.

Enlarge market scope

The changing risk landscape creates opportunities for Swiss Re, as a risk specialist, by providing opportunities to extend its presence into new markets and to develop innovative products for existing markets.

As a client-driven company, Swiss Re focuses both on deepening relationships with existing customers as well as on attracting new ones. The Group is actively pursuing opportunities for growth, for example by increasing its penetration in selected engineering markets and diversifying its client base for credit solutions. Swiss Re is also exploring new markets in life and health by developing variable annuity and longevity products in close cooperation with clients. Geographically, Swiss Re continues to build on its leading position in Asia, most recently through expansion of its services and reinsurance capabilities in India and China. Further, skills and resources the Group has developed, such as risk models, asset management and ILS, have significant commercial value for clients, bringing additional opportunities for growth through cross-selling.

While Swiss Re primarily engages in organic market building, the Group also turns to transactional activity when its criteria of strategic fit and value creation are met. The integration of the most recent acquisition, GE Insurance Solutions, is already delivering substantial synergies.

Advance organisational excellence

The Group's long-term success depends critically on its ability to attract and retain the best people, fostering a working culture that embraces both efficiency and effectiveness. Clients and shareholders benefit from the innovation and responsiveness of Swiss Re's results-oriented approach, which applies global capabilities through cross-functional teams.

Efficiency and excellent client service depend, in turn, on getting the fundamentals of the business right: effective risk control and disciplined underwriting. To that end, Swiss Re has separated responsibility for client service, underwriting, reserving and reporting, allowing market-leading transparency and best in class service, as well as attractive, sustainable returns for shareholders.

Knowledge and expertise

Swiss Re employees combine expertise, creativity and sound judgement to deliver world-class solutions for clients.

Combining expertise and creativity
Expertise only becomes effective once it is shared, turning abstract knowledge into concrete benefits for others. Understanding clients is the key to delivering effective services. Swiss Re's Group-wide network of experts has the creative resources to develop new solutions and open up new markets. This innovative thinking goes beyond product design to encompass risk management, investment, client service and technology; in all areas, the Group seeks the most efficient way to connect its skills with each client's specific needs.

Developing a best in class workforce
Only the best people can deliver the best from Swiss Re's experience, capital and technology. The Group continuously develops its workforce, striving to attract and retain the leading talent in the industry. It provides advanced technical and professional training to all levels of the organisation, combining insight from internal, industry and academic experts.

Engagement for performance
Skills are only one part of Swiss Re's culture; understanding and dedication are what mobilises those skills. The Group emphasises and supports employee engagement with its strategic direction and key objectives: it is of the utmost importance that all employees understand the Group's global course and see clearly how their own work contributes to fulfilling Swiss Re's mission and aspiration. This shared understanding gives each unit of Swiss Re a mandate to seek the local solution that best supports global performance.

Swiss Re Academy
In October 2006, Swiss Re unified its global staff and client training under a single provider. The new Swiss Re Academy combines the 40-year experience of the Swiss Insurance Training Centre (SITC), one of the world's leading insurance training centres, with the acclaimed Insurance Leadership Institute, integrated as part of the GE Insurance Solutions acquisition. The Academy provides an efficient platform for sharing best practice internally and with clients, promoting effective knowledge transfer within the Group and the insurance industry.

Three regional training hubs – in Zurich, Hong Kong and Kansas City – support Swiss Re's clear client focus. The opening of the new Hong Kong training centre was a landmark event in 2006, marking Swiss Re's 50th year of operation in Asia-Pacific and demonstrating the Group's commitment to business growth in the region. Further initiatives to bring training closer to clients include the "On Wings" programme of customised, on-site courses, as well as new web-based seminars known as "webinars." These courses are open to both employees and clients.

Leading in thought, leading by actions
Swiss Re is a knowledge-based company and welcomes opportunities to contribute to advancing industry expertise, whether through client events, research collaboration with universities and economic research facilities, expert publications, the Swiss Re Centre for Global Dialogue or the Swiss Re Academy.

In particular, Swiss Re has established close relationships with leading educational institutions, such as the Swiss Federal Institute of Technology (ETH) in Zurich, Beijing Normal University and Rice University in Houston, to gain external perspectives on trends impacting the insurance industry.

In 2006, the Centre for Global Dialogue in Rüschlikon, Switzerland, hosted over 450 events with more than 11 500 participants assessing insurance industry challenges such as the adverse effects of developments in liability regimes, opportunities and risks of nanotechnology or trends in global energy markets. The Centre also established an external Advisory Panel comprised of distinguished scientists, politicians and business leaders, to explore emerging issues and provide strategic insights on issues of relevance to Swiss Re and the global risk industry. Also, the Swiss Re Academy provided 70 insurance courses to 1 300 participants from Swiss Re clients in 2006 and inaugurated its training centre in Hong Kong.

Swiss Re experts published several in-depth studies on emerging risks and industry issues, including such topics as the effects of pervasive computing on the insurance industry or the impact of climate change on European storm damage. The long-running *sigma* series addressed, among other issues, the opportunities in the securitisation market, the potential implications of the Solvency II regime in Europe and the consolidation trend in the life insurance market. Swiss Re's publications as well as comprehensive information on insurance industry topics are available on its website: www.swissre.com.

Client Markets Forums
In 2006, Swiss Re held a series of Client Markets Forums in New York, Kansas City, Shanghai and Rüschlikon, providing a platform for sharing knowledge, developing solutions and enhancing contact between clients and Swiss Re. A wide range of topics were discussed, including insurance-linked securities, the integrated Property & Casualty and Life & Health sales model, and structured insurance and reinsurance solutions. The forums were part of a major Client Markets initiative, to focus Swiss Re's products and financial expertise more closely on client needs and build a global sales community.

The events were highly interactive, with multidisciplinary breakout groups to discuss high potential client relationships and improved organisational effectiveness. The active involvement of Swiss Re clients in the panel discussions and workshops provided important insights that were subsequently combined with Swiss Re's own market and product innovation expertise.

After each forum, Swiss Re integrated the feedback collected from clients to identify opportunities for new solutions and improved business methods. This approach has already yielded tangible results in the form of strengthened client relationships and additional, solutions-driven business.

Issue management at Swiss Re

Swiss Re's business opportunities derive from the world's changing risk landscape. Identifying emerging issues and industry trends, and sharing Swiss Re's knowledge are essential to the Group's success. In 2006, the Issue Management Council recognised Swiss Re with the W. Howard Chase Award for excellence in issue management. The award honoured the Group for leadership on strategic topics that affect both business performance and stakeholder satisfaction. The table below lists a selection of Swiss Re's Top Topics, with the Group's related activities.

	Climate change	Insurance-linked securities
Industry relevance	■ Scientists and economists believe that climate change will have a severe impact on society and the global economy ■ Climate change represents an opportunity as well as a risk for the insurance industry and capital markets alike ■ Climate change has become an important element in many companies' long-term risk management strategies	■ Insurance-linked securities (ILS) are an effective risk management tool to increase capacity and transfer peak and volume insurance risks to the capital markets ■ ILS helps reduce capital requirements and increase capital efficiency; it reduces earnings volatility and, in the case of life insurance, can monetise intangibles
Swiss Re's actions and solutions	■ Swiss Re has been raising awareness about climate change for more than ten years ■ Swiss Re factors climate change risks in its risk selection, pricing and capacity deployment ■ Swiss Re has developed innovative solutions related to climate change, such as risk securitisation and weather derivatives ■ Swiss Re is committed to becoming greenhouse neutral by 2013	■ Swiss Re has been a pioneer in developing the ILS market, having underwritten over USD 10 billion of risks for itself and third parties ■ Swiss Re is a leading structurer and underwriter of bonds for clients, and was the number one underwriter for natural catastrophe bonds in 2006

Nanotechnology	Natural catastrophes	Solvency II	Terrorism
■ Nanotechnology is expected to generate a range of new products and applications in many industry sectors ■ The impact of nanotechnology on humans and the environment is unclear due to a lack of long-term statistics and standardised testing methods	■ The insurance industry is experiencing higher claims, largely due to broader insurance cover and growing value concentrations ■ A viable market for catastrophe risk depends on ensuring adequate pricing models and exposure data as a basic requirement for a sound risk management	■ Solvency II is an ambitious EU regulatory project to improve solvency rules ■ The new regulation is likely to have a significant impact on the industry by redefining capital requirements ■ Solvency requirements must recognise the global nature of reinsurance, particularly diversification effects, and ensure optimal capital efficiency	■ Terrorism risk is privately insurable to the extent that it can be assessed, controlled and adequately priced ■ Long-term market solutions require a risk partnership between insureds, insurers, reinsurers, capital markets and governments; the challenge is to find the most efficient way to achieve such public/private partnerships
■ Swiss Re has dedicated resources to assess the potential risks of nanotechnology and promote the development of tailored risk management principles ■ Swiss Re supports regulatory efforts to prevent increased exposure and ensure a balanced public dialogue on possible risks	■ As a leading reinsurer, Swiss Re diversifies the year-on-year variability inherent in natural catastrophe business. ■ Swiss Re continuously refines its modelling tools to reflect changes in risk assessment ■ Swiss Re offers clients tailor-made solutions for their catastrophe risk portfolios	■ Swiss Re supports the introduction of Solvency II: risk-based solvency regimes will improve risk management practices, as well as encourage economic valuation and the use of robust internal models ■ Swiss Re works with regulators and clients to help implement appropriate capital models, and promote the recognition of reinsurance and diversification benefits in solvency requirements	■ Swiss Re supports existing market solutions and encourages the development of efficient and fairly-priced products to meet society's need for terrorism cover ■ As the US Terrorism Risk Insurance Act expires at the end of 2007, Swiss Re continues to work with the industry and the US government to find a permanent solution based on risk partnership

Corporate responsibility

Continued business success depends on responsible value creation. In 2006, Swiss Re maintained its commitment to applying sustainability principles to its business activities and playing an active role in society. The launch of new products addressing environmental and social challenges was one of the highlights of the year.

Swiss Re is committed to its overarching corporate responsibility, which aims to create sustainable value for its shareholders and contribute to a responsible society, while providing full accountability to all its stakeholders. The Group-wide framework for meeting this responsibility comprises the three pillars of corporate governance, corporate sustainability and corporate citizenship. The following section covers Swiss Re's key initiatives in corporate sustainability and its corporate citizenship programme.

Corporate sustainability

Environmental and social trends affect the world's sustainable economic development and thus directly influence the reinsurance business as a whole. Swiss Re analyses these trends continuously and responds to them in its operations and risk management, as well as in solutions for clients.

Climate change

Swiss Re was one of the first companies in the financial sector to recognise the serious implications of climate change and has made it a central topic in its sustainability efforts.

After the record losses from hurricanes Katrina, Rita and Wilma in 2005, the 2006 hurricane season was relatively

Clinton Global Initiative

In 2005, former US President Bill Clinton and the William J. Clinton Foundation launched the Clinton Global Initiative (CGI) to address four of the world's most urgent problems: climate change and energy, poverty, public health, and ethnic or religious conflicts. The CGI brings together the world's leading minds and problem solvers in a shared commitment to concrete actions; Swiss Re was invited to take part because of its expertise on climate change. Represented by CEO Jacques Aigrain at the 2006 CGI Annual Meeting, Swiss Re attracted particular attention for its "CO_{You2} Reduce and Gain" programme, a unique initiative that offers all Swiss Re employees financial incentives to support private investment in emissions-reducing technologies (such as hybrid cars, photovoltaic solar panels and solar heat collectors), as well as for voluntary activities. The aim is to raise climate change awareness among Swiss Re employees and highlight the contribution they can make as individuals.

benign. In Swiss Re's opinion, however, this stemmed from specific seasonal weather patterns rather than from any reversal of underlying long-term trends in natural and man-made climate change. The Group continues to address these trends through its four-pronged strategy of:

- deepening its understanding of the risk;
- developing new risk transfer products;
- reducing its own CO_2 emissions;
- engaging in international risk dialogue.

Swiss Re supports selected research projects at scientific institutions. A study by the Swiss Federal Institute of Technology in Zurich (ETH) combining scientists' climate projections with Swiss Re's event models revealed that European winter storm losses are likely to rise in the long term, especially those from less frequent but more severe events. These results were made public and have been incorporated into Swiss Re's windstorm pricing and Group risk models.

New products can help mitigate the financial consequences of climate change and facilitate efforts to tackle it. Swiss Re has been a leader in the marketing of weather derivatives – in developed and emerging markets – as well as a pioneer in insurance-linked securities. In 2006, the Group closed the first deal for another innovative product, designed to cover key risks of Clean Development Mechanism (CDM) projects. The CDM is a market-based mechanism introduced under the Kyoto Protocol that allows emitters in industrialised countries to gain Certified Emission Reductions (CERs) for investments in emission-cutting projects in developing countries. Swiss Re's product provides protection against a failure or delay in the approval, certification or issuance of CERs.

In an effort to reduce its own carbon footprint, Swiss Re pledged in 2003 to become greenhouse neutral within ten years, cutting its own CO_2 emissions by 15% and offsetting the remainder. In 2006, the number of Group locations using renewable energy continued to grow and by the end of the year included London, Munich, Paris, Rome, Sydney (all 100%), Zurich (66.6%), Armonk (30%) and Amstelveen (20%). This has helped to cut power-related CO_2 emissions by 22.3% from 2003 levels. Emissions from business travel fell slightly in 2006, but were still higher than in 2003.

The Group's long-standing commitment and expertise has made Swiss Re an influential voice in the international debate on climate change. Members of the Group's senior management were asked to join in several major events in 2006, including discussions between Governor of California Arnold Schwarzenegger and British Prime Minister Tony Blair, which led to the establishment of a Global Warming Pact focussing on renewable energy and emissions markets, and a panel discussion with British Foreign Secretary Margaret Beckett on climate security. Furthermore, at the Annual Meeting of the Clinton Global Initiative, Swiss Re presented a unique initiative aimed at assisting its employees in cutting CO_2 emissions in their private lives.

CO_2 emissions per employee, Swiss Re Group

	2003		2006		Change from base year
	kg/employee	Share in %	**kg/employee**	**Share in %**	2003 in %
Power	3491	53.3	**2713**	**43.9**	–22.3
Heating	750	11.5	**804**	**13.0**	7.2
Business travel	2307	35.2	**2660**	**43.1**	15.3
Total	6548	100.0	**6177**	**100.0**	–5.7

Following the integration of Insurance Solutions, the data for the base year 2003 had to be recalculated to provide a consistent benchmark. All the data has been verified by PricewaterhouseCoopers, who will publish an Assurance Report as part of Swiss Re's full 2006 Corporate Responsibility Report.

Solutions for emerging markets

Insurance is a vital precondition for economic development, as it provides a reliable mechanism for individuals and companies to assume risks. The development of the insurance industry in emerging economies faces significant challenges, such as low income levels, insufficient market information and regulatory restrictions. Swiss Re sees great promise in public-private partnerships involving governments, non-governmental organisations (NGOs) and multilateral institutions such as the World Bank. In 2006, the Group developed a parametric earthquake insurance solution for the Mexican government that provides an indemnity in the event of an earthquake exceeding a specified intensity. Part of this insured risk was placed in the capital markets through a catastrophe bond.

Asset management

Swiss Re incorporates its sustainability expertise into its asset management activities. The Sustainability Portfolio invests in companies, funds and projects dedicated to addressing and profiting from new approaches to climate change, the low carbon economy, water quality and scarcity, and resource efficiency. In 2006, the portfolio's value continued to grow substantially, to a total of CHF 376 million of investments and commitments.

Emerging risk management

A reinsurer must remain constantly aware of emerging risks – developing or changing risks that are difficult to quantify, but may have a major impact on the business. Swiss Re has extended its Systematic Observation of Notions Associated with Risks (SONAR) system into a Group-wide Emerging Risk Management framework with clearly defined responsibilities to detect and assess such risks as well as to identify new threat scenarios from unexpected correlations. Swiss Re is also a driving force in the Chief Risk Officer (CRO) Forum Emerging Risk Initiative, which published its first CRO briefing in 2006, on climate change and tropical cyclones.

Corporate citizenship

Swiss Re addresses environmental and social issues that are of relevance to society as a whole and the Group's business through its "Sharing Solutions" programme. Extending risk management expertise and financial aid to selected partners, the Group supports sustainability, humanitarian and community initiatives.

Sustainability initiatives

Swiss Re once again conferred its Re-Source Award for Sustainable Watershed Management, originally launched five years ago. The main award went to a project in the Philippines compensating local people for environmental activities in upstream areas that help to preserve a sustainable water supply for communities further downstream. The Group also continued its support for a project promoting ecological sanitation techniques around Puzhehei Lake in Yunnan province, China, a previous award winner with significant long-term potential. Swiss Re's contribution will help extend sanitation measures to more private households, as well as to large-scale animal husbandry and wastewater treatment.

Humanitarian initiatives

Recent experience shows the importance of systematic efforts in preventing natural catastrophes from turning into humanitarian disasters. Swiss Re is committed to making a tangible contribution towards this goal. It has recently entered into two long-term partnerships with leading organisations in the field. As one of seven selected private sector members of the International Committee of the Red Cross (ICRC) Corporate Support Group, whose first annual meeting was hosted by Swiss Re, the Group supports the training and development of ICRC employees and external staff for emergency situations. A partnership with Caritas Switzerland focuses on building earthquake-proof schools in Pakistan; Swiss Re also supported the publication of an easy-to-use handbook on earthquake resistant construction.

Community initiatives

Swiss Re supports local institutions and employee-initiated charity projects in the communities in which it operates. The Group gained a number of new business locations through the acquisition of GE Insurance Solutions and continues to sponsor local community-building efforts in these locations. In Kansas City, the former headquarters of GE Insurance Solutions, more than 130 employees took part in the annual "Community Day", assisting two local charities with construction and renovation work. Continuing an established tradition, employees also collected a significant amount of money for a charity funding the health and human services safety net in the community. In line with its Group-wide policy, Swiss Re complemented the amount with a substantial contribution.

Driving performance – The CEO's view



Jacques Aigrain describes how Swiss Re drives performance – contributing to clients' success, enabling global economic growth, and leveraging its expertise and long-standing history to identify future trends and market opportunities.

What developments do you see affecting the performance and value proposition of the reinsurance industry?

There are many developments, and they all point in the same direction: for a leading reinsurer, the key performance factors continue to be global reach, deep market knowledge, risk diversification and financial strength over the long term.

Despite a benign hurricane season in 2006, we are seeing increased risks fuelled by weather and demographic trends; these demand not just experience, but sophisticated, forward-looking assessment. The liability business equally requires a long-term focus: a genuine, shared commitment with clients, backed by adequate pricing and sound contract terms. The continued low interest rate environment, combined with greater transparency in pricing and reserving, have sharpened the focus of the industry on underwriting profitability; at the same time, clients and shareholders both benefit from increased pricing certainty. Finally, our competitive landscape is marked by increased convergence of banking, reinsurance and other capital market businesses, demanding strong additional skills from leading players.

A reinsurer offers a strong value proposition when it efficiently provides a full range of risk-related solutions. Traditional reinsurance remains our core business; however, our industry requires a more holistic approach to client needs: not just meeting the increased demand for coverage, but providing pro-active solutions to changing needs.

Further, recent events have revealed shortcomings in the way both markets and governments address certain risks, such as terrorism and mega-catastrophes. Some solutions will involve state and private sector partnership, secured, where necessary, with additional capacity from the capital markets.

The best prepared reinsurance companies will be those that are strongly capitalised, have an innovative product offering, and have organisationally adapted to the new reality.

How does the regulatory framework affect industry performance?
We secure risk by providing capital. We can do this efficiently only if the regulatory framework allows it: regulators, rating agencies and accounting standards need to use the same economic and risk-based view of a reinsurer's financial strength. We have seen encouraging progress in this area, particularly in Europe with the positive steps taken under the Solvency II project.

Harmonisation of regulatory oversight and mutual recognition of regulatory bodies make markets more efficient. Improved capital efficiency benefits consumers and economies by providing accelerated risk transfer with increased capacity at lower intrinsic cost. That is why Swiss Re is committed to working with regulators to improve risk management practices and establish a comprehensive regulatory framework consistent with the global realities of today's reinsurance business.

How does your strategic direction drive Swiss Re's performance?
With the strategic direction introduced last year, we are committing ourselves to generating economic profit growth, reducing earnings volatility, enlarging our market scope and advancing our organisational excellence. Each has a vital role in keeping us "best in class" over the long term, building upon the knowledge and commitment of our employees to provide top quality client service and attractive shareholder returns.

"Our scale, diversification and expertise are a unique advantage in enhancing earnings quality and stability."

Generating economic profit growth demands a focus on quality of earnings. Our scale, diversification and expertise in financial markets provide Swiss Re with a unique advantage in enhancing earnings quality and stability. For instance, the Successor programme for natural catastrophe risks, which we completed in 2006, demonstrated our in-house capability to transfer peak risks to the capital markets, reducing potential earnings volatility and freeing capital to support further economic profit growth in other areas.

We are actively seeking to enlarge our market scope by developing innovative products and identifying new clients and opportunities – again, aiming to make best use of our unique strength and industry knowledge developed over the past 143 years. A recent transaction with the Mexican government shows how financial strength and expertise opens the way to new markets. Such hybrid transactions, merging traditional products with securitisation, provide governments with an effective new tool for mitigating potential catastrophe losses. We envisage that other governments will likely seek to follow Mexico's example.

Advancing organisational excellence is key to our success. Efficient processes and advanced technology create a smoother-running organisation and improve speed and responsiveness to client services. Delivering our employees' talents efficiently: that, ultimately, is what drives Swiss Re's performance.

What is Swiss Re doing to make itself a stronger company and remain the leader?
The acquisition last year of GE Insurance Solutions strengthened Swiss Re's position as the leading reinsurer. We expanded our skills and product offerings, established greater market presence around the world and hence achieved wider diversification.

"By serving clients well, we build the foundation of our own success."

At the same time, we are transforming ourselves from being a sole risk taker to a sophisticated risk and capital manager. This opens up new areas of opportunity, but also requires new efforts to capture these fully. The transactions highlighted in this year's Annual Report show the successful cross-fertilisation of our products, the entrepreneurial spirit and client focus of our teams, and the speed and efficiency of delivery that these new opportunities demand. By serving clients well, we build the foundation of our own success.

We want to remain the leading reinsurer over the long term. More than anything, that depends on the commitment and passion of our people. To maintain a top position, we must continue to attract, retain and develop the best talents in the industry: people who will use all the resources available at Swiss Re to create innovative solutions and deliver outstanding service.

How will Swiss Re develop in a longer term?
Our clients' risks are our risks. To be their first choice reinsurer, we must know deeply, not just their needs, but the wider developments of industry, economy and society. Our continuously developing expertise and skills will support a comprehensive range of risk management and risk transfer services.

We want to build on our high quality client service solutions, such as the Norwich Union life transaction illustrated in this Annual Report. We want to develop promising new markets, as in our recent move into the health business in India through our partnership with TTK Healthcare Services. We were instrumental in the development of the insurance-linked securities market and we expect to create more life securitisations and catastrophe bonds like our own programmes going forward.

Overall, we will build upon our leadership: actively addressing the needs of our clients, seizing attractive opportunities and further developing capital market solutions. Our Group combines a strong reinsurance base with a wide scope of risk-related solutions. Together, these can make Swiss Re a pre-eminent firm, able to provide high quality services for our clients, superior returns for our shareholders and an attractive workplace for the most talented people in financial services.

Performance for Swiss Re

Swiss Re completed the largest-ever catastrophe bond, using its new Successor facility to secure USD 950 million of cover across four peak risks.

The record hurricane losses in 2005 dramatically changed the insurance and reinsurance markets. The industry faced rising premiums and a significant contraction in capacity at the same time as model adjustments and changes in rating agency methodologies were tightening capital requirements. Insurers and reinsurers turned to the capital markets to fill the



Swiss Re's Successor programme provides the Group with a powerful risk management tool and source of capacity. This innovative transaction is based on the combined global expertise of Swiss Re's traditional reinsurance and capital markets teams. The structure opens continuous access to the capital markets by offering four peak perils (US wind, European wind, California earthquake and Japan earthquake) across a wide range of risk layers, with different trigger options. This flexibility also makes the package attractive to a broad spectrum of institutional investors, thus lowering the overall cost of protection.

Representing the next generation of catastrophe bond programmes for Swiss Re, Successor not only provides the Group with protection against higher-layer capital events, but also is an important driver in Swiss Re's strategy to reduce earnings volatility.

"The successful placement is an important milestone in Swiss Re's strategy to change the business model by transferring risks into the capital markets rather than holding them on the balance sheet." Dan Ozizmir, Head of Insurance-linked Securities, Capital Management and Advisory, Swiss Re gap, as these have come to represent an important new source of capacity.

Swiss Re has long been a market leader in insurance-linked securitisation, both as a sponsor for its own needs (accessing the capital markets for retrocession capacity) and as an arranger (structuring and placing insurance-linked securities for clients).

The Successor programme completed in June 2006 enabled Swiss Re to gain access to significant capital in a period of tight capacity and allowed the Group to actively manage its potential earnings volatility.



Members of Swiss Re's capital markets and reinsurance teams planning the Successor transaction. New York team on screen (from left): Claudine Delavy, Markus Schmutz and Stefano Sola (Capital Management and Advisory). Zurich team (from left): Martin Bertogg, Martin Bisping and David Bresch (Property & Specialty).



Performance for our clients

A Swiss Re reinsurance solution enabled Norwich Union to improve capital efficiency and increase its rate of return on in-force life business.

Life insurance is a long-term business: the profits for a portfolio of in-force risks typically take many years to emerge. As elsewhere in finance, future profits have a present value; but, for some classes of insurance business, this value is not always recognised by regulators. This prevents life insurers from gaining regulatory relief, therefore tying up their capital.





Norwich Union is part of Aviva, the world's fifth-largest insurance group and the biggest insurer in the UK. Aviva is one of the leading providers of life and pensions products in Europe, and has substantial businesses elsewhere around the world. As a fast-growing company, Aviva has a particular need for efficient capital management.

In late 2005, Norwich Union approached Swiss Re's Structured Life Reinsurance Solutions team to discuss its 2006 capital plans. Drawing on Swiss Re's broad range of capital solutions, the two parties created a structure that met Norwich Union's requirements for flexibility, cost-effectiveness and, importantly, speedy execution: the arrangement was fully implemented just two months after the first meeting.

"Swiss Re provided Norwich Union with capital in a cost effective and flexible manner, ensuring that our regulatory solvency position was maintained at the optimal level. Swiss Re's expert understanding of the mechanics of the UK life sector facilitated an efficient and timely delivery of the transaction."
Howard Kew, Director of Capital Management, Norwich Union



Swiss Re works closely with clients to deliver efficient and innovative solutions.
Howard Kew, Director of Capital Management (Norwich Union), after a meeting at Swiss Re's office in London.

Capital restrictions can impair a life insurer's capacity to expand its business, so Swiss Re offers capital management solutions to life insurance clients, such as Norwich Union, that unlock future profits. This provides clients with immediate capital relief by reducing the amount of regulatory capital they must hold. Under a reinsurance financing treaty, a life insurer can pledge future profits to Swiss Re, in return for reinsurance capacity that transfers risk from the insurer to the reinsurer and satisfies the criteria for regulatory capital. For an appropriate fee, the reinsurer is liable to pay claims if profits are below a specified threshold.

Performance for partnerships

Swiss Re assisted Mexico in becoming the first country to access the reinsurance and capital markets for parametric catastrophe protection.

Located in one of the world's most seismically active regions, Mexico faces significant challenges in managing the human and economic costs of catastrophic events. Following the devastating Mexico City earthquake in 1985, the government sought to establish a more focused disaster risk management. This led to the creation of the Natural Disaster Fund



The catastrophe bond and parametric reinsurance programme designed by Swiss Re and the FONDEN working group provides the Mexican government with a significant source of alternative insurance capacity that meets their unique requirements. By issuing a catastrophe bond, Mexico benefits from multi-year, collateralised cover at a fixed price.

Swiss Re's reinsurance expertise and leading position in the insurance-linked securities sector made it the ideal partner to lead the structuring and bond placement. The transaction was a global effort involving teams in New York, Mexico, Barbados and Zurich.

"The CAT-Mex transaction provides an alternative that allows access to the capital markets, and a new source of capacity for the Natural Disaster Fund. The Ministry of Finance of Mexico, in conjunction with Swiss Re's expertise in insurance-linked securities, shows that it is possible to conceive public-private partnerships and develop innovative transactions like the Mexican transaction." Victor Cardenas Santiago, Deputy Director of Catastrophe Risk, Ministry of Finance and Public Credit of Mexico



(FONDEN), a federal trust for disaster expenses. One of FONDEN's key strategies is to use its funding in the most cost-effective way by acquiring insurance.

In June 2006, Swiss Re structured and placed a transaction that provided FONDEN with USD 450 million of coverage through an innovative combination of a catastrophe bond issuance by CAT-Mex Ltd. and a reinsurance placement.

The transaction shows how Swiss Re's global expertise and local market knowledge can open up new public-private partnerships and help governments finance rebuilding work in the event of a natural disaster.

The legal and budgetary groundwork as well as the project management for Mexico's first catastrophe bond were coordinated by the inter-agency group that manages FONDEN, including the Ministry of Finance and Public Credit, the Interior Ministry, and the trustee for FONDEN, Banco Nacional de Obras y Servicios Públicos.



Mexican government and Swiss Re representatives meeting in Mexico City, (from left) Victor Cardenas Santiago, Deputy Director of Catastrophe Risk, and Jose Antonio Gonzalez Anaya, Head of the Unit of Coordination with States (both from the Ministry of Finance and Public Credit of Mexico), Jay Green (Swiss Re, Capital Management and Advisory) and Richard Schneider (Swiss Re, Americas).



Performance for the future

A partnership between Swiss Re and TTK Healthcare Services offers best-practice solutions for the fast growing medical insurance market in India.

India is going through a period of rapid economic development and social change, in which health is a growing concern. However, state-funded health provision remains very limited; most medical expenses are paid directly by patients and their families, with 85% of the population having no form of health insurance.





In December 2006, Swiss Re set up a partnership with TTK Healthcare Services Pvt Ltd, one of India's leading health insurance third-party administrators. The joint venture will offer insurance companies a full range of services, delivered via an extensive network of hospitals across India. Effective administration, medical claims handling and risk management support, as well as close contact with healthcare providers will enable local insurers to improve their profitability, allowing them to concentrate on growth, distribution and bringing new products to market to meet rising consumer demand.

The Indian market will benefit from Swiss Re's global and long-standing experience. Swiss Re offers a wide range of innovative products, access to international best practice, proven approaches to risk management and, importantly, a seamless administration service for medical insurance clients.

"The strategic partnership between Swiss Re and TTK heralds a new era for the Indian insurance industry. Swiss Re has a strong reputation for trust, innovation, financial strength and global best practices. Combined with the local expertise and efficient operations offered by TTK, this positions the new partnership to play an important role in the development of the health insurance market in India."
Sandeep Bakhshi, MD&CEO, ICICI Lombard General Insurance Co. Ltd, Mumbai, India



Financial district of Mumbai, India. Rapid economic development in India is fuelling demand for health insurance.

In response to this clear need, the Indian medical insurance market has been growing by 30% annually for the last four years and is expected to continue to expand significantly. However, in order to reach its full potential, the medical insurance industry needs to overcome several challenges, including the poor profitability of group medical business, incomplete medical provider networks, inconsistent disease classification and a fragmented approach to product development, risk management and pricing.

Swiss Re's entry into the market, through an agreement with TTK Group and the related partnership with TTK Healthcare Services Pvt Ltd, will support the insurance industry in addressing a number of these issues. Swiss Re's expertise in every link of the medical insurance value chain will enable Indian insurers to develop a sustainable and profitable book of health business.

Economic environment and industry trends

2006 was a good year for the global insurance industry, with solid underwriting results, a below-average burden from catastrophic events, and a stable macro-economic and financial environment.

Solid economic growth, yields moderately up, strong stock market performance, dollar devaluing

The global economy continued to see solid growth in 2006, at an average rate of around 5%. The broad-based expansion finally reached Western Europe, fuelling growth rates of 2.5% to 3%. Despite a slowdown in the second half of 2006, the US still achieved an average annual rate above 3% and Japan continued its robust expansion in excess of 2%. Emerging markets grew by more than 7% – the 10.7% growth of the Chinese economy significantly contributed to global expansion, although it also sparked shortages and price increases in many commodity markets. Oil prices, which had been perceived as the most important threat to the global business cycle, peaked

Stock markets 2002–2006



180 December 2001 = 100
Source: Datastream
160
140
120
100
80
60
40
2002
2003
2004
2005
2006
— United States (S&P 500) — United Kingdom (FTSE 100) — DJ Euro STOXX 50
— Japan (TOPIX) — Switzerland (SMI)

Ten-year interest rates



6 in %
Source: Datastream
5
4
3
2
1
0
2002
2003
2004
2005
2006
— United States — United Kingdom — Eurozone
— Japan — Switzerland

at close to USD 75 per barrel but eased to USD 61 by the end of the year, avoiding a negative impact on worldwide growth.

Interest rates rose moderately throughout 2006: by the end of the year, they were between 30 and 60 basis points higher than 12 months earlier. Inflation and credit spreads between government and corporate bonds remained stable in 2006 at low levels. Stocks developed well, with most of the largest markets posting double-digit growth rates for the year.

In 2006, the US currency resumed its devaluation against the major European currencies (EUR –10%, CHF –7%, GBP –12%).

Property and casualty insurance: good underwriting results led to stronger balance sheets
The most notable development in the property and casualty industry was the low level of catastrophe events. Property insurers fared well in 2006 with only three events in the billion-dollar range and total insured catastrophe claims of USD 15.9 billion. This was mainly due to the quiet hurricane season in the US and surrounding areas, as well as the absence of large catastrophes in Europe.

However, the foundation for the excellent 2006 results was clearly laid by the underlying underwriting profitability, and most of the primary insurers published another year of positive underwriting results. In the US, an industry-wide combined ratio of below 95% was achieved, compared to 101% in 2005, and preliminary information suggests similarly good results in major European markets. Reinsurers, who are comparably more exposed to large events, enjoyed a quiet year and outperformed the primary sector.

Economic Research & Consulting and *sigma*
Swiss Re has a team of 20 economists based in Zurich, New York and Hong Kong that constitute the Group's centre of competence for the economic analysis of risk transfer and risk financing solutions, global business cycles, and financial markets. The *sigma* studies, a recognised source of market information for more than thirty years and the team's flagship publication series, analyse market trends in the insurance and financial services industries.

The recent *sigma* study on "Securitisation: new opportunities for insurers and investors" discusses how insurance-linked securities (ILS) offer insurers a financing vehicle and a means of transferring risks to the capital markets. ILS increase industry capacity, improve insurers' return on equity, and reduce the volatility of earnings. Structuring costs for such securities are coming down as the market grows rapidly. The total volume of ILS outstanding has grown three-fold over the last five years and is close to USD 23 billion. Of this, two-thirds or USD 15 billion are life bonds, with the remaining USD 8 billion covering non-life risks.

For fixed-income investors, ILS provide an attractive rate of return that is not correlated with other bonds, so their addition offers diversification benefits that improve the portfolio's performance while lowering its risk. Catastrophe bonds yield a higher return than corporate bonds with the same rating, yet show less year-over-year volatility. The investor base for catastrophe bonds has been expanding to include dedicated catastrophe funds, hedge funds and traditional money managers, in addition to insurance and reinsurance companies.

All *sigma* studies can be downloaded electronically or ordered as a print copy from Swiss Re's homepage at www.swissre.com in English, German, French, Spanish, Italian, Japanese and Chinese.

Insured losses 1970–2006


120 USD billions, at 2006 prices
Source: Swiss Re
90
60
30
0
1970
1975
1980
1985
1990
1995
2000
2005
— Natural catastrophes
— Man-made catastrophes

Due to the sustained underwriting discipline of recent years, the quality of current non-life profits is far superior to those seen in the second half of the 1990s, when excellent results were driven by a booming stock market rather than sound technical pricing.

Although improvements in general economic activity triggered a rise in insurance demand, stable or declining primary rates in most lines of business meant that premium growth was sluggish for insurers, while reinsurers also experienced low growth as clients increased their retention of business, reflecting improved financial health.

Life insurance: back on the road of expansion

Life insurance continued to expand in 2006, with positive premium growth in all major regions. First estimates indicate that markets in the developed world grew between 5% and 10%, with a global average of around 7%. However, average growth has not regained the high levels seen in the late 1990s.

New business sales in the largest markets show a mixed picture for 2006. Growth rates reached double digits in the UK and Germany, and were close to ten percent in the US –however, in Spain, Italy and Japan, development was slow or even negative. Annuity and pension business achieved particularly high growth rates, as private customers are increasingly aware of their old age protection gap. Term sales were sluggish in the US and UK, but strong in Southern Europe, where mortgage-related products profited from the continuing buoyancy of the housing market.

Premium income growth in life and health reinsurance developed only moderately in 2006. The main reasons for this were lower cession rates in the US, with a shift from quota share to excess of loss covers, as well as the increased use of alternative solutions (such as securitisation) due to higher reinsurance prices and slowing term sales in the US and UK.

Due to the ongoing restructuring of the primary life industry, the market for the management of closed blocks of business grew in 2006, particularly in the UK.

Outlook

Primary insurance premium volumes in industrialised countries are expected to grow in line with the long-term rise in GDP (between 3% and 4% per year). The demand for risk transfer will continue to increase, although premium rates are showing signs of softening from their current high point in the cycle. Premium increases in emerging markets should outpace overall economic growth. Underwriting results for non-life insurance will remain strong in most segments through 2007. Global life reinsurance premiums are declining, in particular due to lower cession rates in the US and UK, whereas other markets are expected to grow in line with primary market growth.

Group results

Strong underlying performance across all businesses, combined with low catastrophe losses and a solid investment performance, produced net income of CHF 4.6 billion and excellent earnings per share of CHF 13.49.

Swiss Re reported net income of CHF 4.6 billion in 2006, representing a 98% increase compared to the previous year. Earnings per share rose by 81% to CHF 13.49.

Based on average exchange rates for 2006 and 2005, the Swiss franc remained relatively stable against the US dollar (+0.9%), the Euro (+1.5%) and the British pound (+1.8%).

Premiums earned increased by 10% to CHF 29.5 billion.

The Property & Casualty business maintained its strict underwriting discipline and reported premiums earned of CHF 17.4 billion, up 7% from 2005. This increase was largely due to the acquisition of GE Insurance Solutions, which was partially offset by reductions due to higher client retentions and lower demand for non-traditional products.

Premiums and fee income in the Life & Health business increased by 13% to CHF 11.9 billion, reflecting the acquisition of GE Insurance Solutions as well as new business written.

Premiums for the Credit Solutions unit of the Financial Services business grew by 21% to CHF 1.1 billion, reflecting successful renewals in 2006.

Net investment income was CHF 7.0 billion, a 14% increase over the previous year. This rise was due to increasing yields on fixed income securities, overall portfolio growth from strong operating cash flows and the GE Insurance Solutions portfolio.

Net realised investment gains were CHF 1.9 billion. This represents a decrease of 44%. In 2005, realised gains on fixed income securities were higher due to sales of USD 1 billion of mostly BBB-rated corporate bonds in North America. 2005 also included a large unrealised gain due to currency remeasurement.

Trading revenues increased by 89% to CHF 654 million, reflecting growth in Financial Services fee business, particularly in Capital Management and Advisory.

Other revenues were CHF 280 million, a decrease of 1%.

Claims and claim adjustment expenses decreased by 20% to CHF 11.8 billion, reflecting excellent claims experience during the year. The increase in life and health benefits by 11% to CHF 9.6 billion reflects both the inclusion of GE Insurance Solutions and growth in the business.

Interest credited to policyholders decreased by 6% to CHF 2.8 billion.

Acquisition costs increased by 3% to CHF 6.1 billion. The acquisition cost ratio was 20.6% in 2006 compared to 22.0% in 2005, partly due to the purchase GAAP adjustment eliminating the historic deferred acquisition cost of GE Insurance Solutions, resulting in less amortisation in the year.

Other operating costs and expenses were CHF 4.1 billion in 2006, an increase of 33% over 2005. This rise was mainly due to the inclusion of GE Insurance Solutions, increased variable compensation reflecting the much higher business performance in 2006, restructuring costs and financing expenses. Overall, the cost ratio was 10.2% in 2006 compared with 8.1% in 2005.

The tax expense in 2006 was CHF 1.3 billion. This represents an effective tax rate of 22%, compared to 10% in the prior year. In 2005, the tax rate was impacted by currency exchange remeasurement gains in pre-tax income, and by deferred and current tax expense, including changes in valuation allowances and the tax treatment of goodwill and inter-company dividends.

Income reconciliation

CHF millions	2005	2006	Change in %
Operating income			
Property & Casualty business	830	**5016**	>250
Life & Health business	1645	**1682**	2
Financial Services business	379	**460**	21
Total operating income	2854	**7158**	151
Corporate Centre expenses	–386	**–324**	–16
Items excluded from the segments:			
Net investment income	64	**82**	28
Net realised investment gains/losses	–4	**–297**	>250
Foreign exchange gains/losses	462	**–55**	–112
Financing costs	–326	**–520**	60
Restructuring costs	–18	**–117**	>250
Other income/expenses	–87	**–71**	–18
Net income before tax	2559	**5856**	129

Net cash flows from operating activities decreased by 21% to CHF 1.5 billion, reflecting in part the increased claim payments related to large natural catastrophe events which occurred in the third and fourth quarters of 2005.

Shareholders' equity rose by 27% to CHF 30.9 billion. The increase was principally due to excellent earnings over the year and the equity raised during the year in conjunction with the financing of the GE Insurance Solutions acquisition.

Return on equity increased to 16.3% from 10.3% in 2005, reflecting strong earnings in 2006.

Income reconciliation

The above table reconciles the income from Swiss Re's segments and the operations of its Corporate Centre with the Group consolidated net income before tax. Net realised gains or losses on certain financial instruments, certain currency exchange gains and losses and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded in the assessment of each segment's performance.

Investments

Swiss Re continued to deliver strong investment performance with a return on investments of 5.3%.

Asset management strategy
Swiss Re's investment strategy has two goals: meeting the Group's insurance obligations and achieving an attractive risk-adjusted return. Insurance obligations are generally matched using fixed income securities, where currency, duration and credit exposure are managed to address the various liability profiles. Funds not needed to support insurance obligations are managed to generate a positive absolute risk-adjusted return through a variety of investment vehicles. Swiss Re measures and monitors investment risk in comparison with a notional minimum risk portfolio representing the liability profile of the business.

All data relating to the investments acquired with GE Insurance Solutions has been successfully migrated to Swiss Re's platform, thus ensuring fully integrated risk management.

Investment result
The investment result for assets held for linked liabilities relates to separate account business and other contracts where the Group invests the contract holder's funds, as directed by the contract holder. All investment performance is passed through to the contract holder and does not belong to Swiss Re. Therefore, the following comments on the investment performance and the investment portfolio exclude assets held for linked liabilities.

Investment performance
Swiss Re delivered a strong investment result in 2006 as higher fixed income yields offset a lower net realised investment gains.

Overall, the return on investments was 5.3%, compared with 6.3% in 2005 which benefited from a large currency exchange remeasurement gain.

The investment portfolio grew by 30% over the year, from CHF 125.0 billion to CHF 162.7 billion, including CHF 29.8 billion from the acquisition of GE Insurance Solutions in June 2006 and CHF 12.2 billion from the Admin Re℠ acquisition of GE Life UK business in December 2006. At the end of 2006, Swiss Re's overall gross asset allocation was 8% in equity securities, 79% in fixed income, 2% in real estate, 8% in cash and cash equivalents, and 3% in other assets.

Fixed income
Swiss Re successfully captured market movements by actively managing the duration of the portfolio as bond yields rose over the course of 2006 in the major bond markets. The Group also liquidated

Investment results

CHF millions	2005	2006	Change in %
Net investment income	6137	**6990**	14
Fixed income	4603	**5582**	21
Equities	164	**249**	52
Other asset classes	1224	**1462**	19
Investment expenses	–292	**–373**	28
Interest paid on cedent deposits	–313	**–600**	92
Assets held for linked liabilities	751	**670**	–11
Net realised investment gains	3474	**1948**	–44
Fixed income	481	**144**	–70
Equities	566	**850**	50
Other asset classes	135	**–322**	<–250
Assets held for linked liabilities	1396	**1319**	–6
Currency exchange remeasurement and designated trading portfolios[1]	896	**–43**	–105
Total	9611	**8938**	–7
Total excluding assets held for linked liabilities	7464	**6949**	–7
Return on investments (in %)[2]	6.3	**5.3**	

[1] Designated trading portfolios are foreign currency denominated trading fixed income securities, which back certain foreign currency denominated liabilities.
[2] At average currency exchange rates; excluding result from assets held for linked liabilities

the large municipal bond portfolio acquired with GE Insurance Solutions. The average running yield on Swiss Re's portfolio increased from 4.6% in 2005 to 4.8% in 2006.

Allocation of investments as of 31 December 2006
Total CHF 162.7 billion[1]



8% Equities
3% Other
8% Cash and cash equivalents
2% Real estate
79% Fixed income

Investments by currency as of 31 December 2006
Total CHF 162.7 billion[1]



4% CAD
6% Other
17% GBP
17% EUR
2% CHF
54% USD

[1] Excluding assets held for linked liabilities of CHF 23.3 billion

Credit spreads ended the year little changed despite market adjustments in May and June, when equity markets weakened and volatility rose. Swiss Re maintained a sizeable credit position during 2006 – largely in the US dollar life and health portfolio. The GE Insurance Solutions and the GE Life UK acquisitions added CHF 6.5 billion and CHF 6.6 billion of corporate bonds to the portfolio respectively, increasing the Group's total gross exposure from CHF 21.0 billion at the end of 2005 to CHF 33.3 billion at the end of 2006. In addition to sales, mostly in acquired portfolios, the Group purchased credit default swaps on investment grade indices with the majority of the protection acquired in the A and BBB ratings. The net effect of the hedges was to reduce Swiss Re's stress test exposure to widening credit spreads to CHF 1.2 billion on average in 2006.

Swiss Re's fixed income portfolio rose to CHF 129.3 billion in 2006 from CHF 104.0 billion in 2005, including CHF 23.9 billion related to GE Insurance Solutions and CHF 8.0 billion to GE Life UK business. The portfolio increase was partly offset by a shift to equities, as well as by the weakening US dollar compared to the Swiss franc. Net investment income on the fixed income portfolio grew by 21% to CHF 5.6 billion. Net realised gains on fixed income securities were CHF 144 million in 2006, compared to CHF 481 million in 2005 which benefited from a sizeable sale of BBB-rated corporate bonds.

Net unrealised gains of CHF 2.2 billion at the end of 2005 decreased to CHF 1 billion at the end of 2006. However, as a major portion of the fixed income portfolio was matched by duration to the insurance liabilities, the market movements had little economic impact.

Equities
After a strong performance during the first four months of 2006, equity markets corrected in May and June before resuming their upward trend for the rest of the year. Swiss Re successfully protected its earnings during this period by using equity derivative instruments. During the second half of 2006, Swiss Re increased its gross exposure from CHF 8.4 billion at the end of 2005 to CHF 13.2 billion at the end of 2006, to take advantage of rising stock prices.

While Swiss Re continued to favour European equities during 2006, it tactically lowered its exposure to Asian equities and increased its appetite for US equities, especially in financial, technology and health care stocks. Listed real estate also performed very well.

Net realised investment gains on publicly traded equities increased to CHF 850 million from CHF 566 million in 2005 and net unrealised gains on the balance sheet were CHF 2.0 billion at the end of 2006, compared to CHF 1.1 billion at the end of 2005.

The net effect of equity hedges was to reduce Swiss Re's stress test exposure (based on a 30% fall in traded equity markets with a simultaneous increase in volatility) to CHF 1.2 billion on average in 2006.

Other

Other includes the costs (net realised losses) of CHF 396 million for the derivatives used to hedge the equity and corporate bond portfolios against potential large declines in equity markets or widening of spreads. In addition, costs (net realised losses) of CHF 182 million were increased for various reinsurance derivatives, reflecting the lower level of natural catastrophes in 2006. Aggregate costs on derivatives were more than offset by the performance of the underlying portfolios in 2006.

In September 2006, Horizon 21 and Swiss Re combined their private equity fund of funds businesses. The Group contributed CHF 3.1 billion of assets to the partnership. Swiss Re also became a strategic shareholder of Horizon 21 Private Equity Holding with a 30% stake.

In February 2007, Swiss Re sold its London office building at 30 St Mary Axe. Realised gains from this transaction will be recorded in 2007 and future years.

Investment expenses

Investment expenses increased in line with the growth in assets under management.

Interest paid on cedant deposits

The increase in interest paid on cedant deposits was mainly due to higher interest credited to third parties as a result of the full year impact from securitisation transactions undertaken during 2005 and fund withheld covers acquired as part of GE Insurance Solutions.

Asset-liability management at Swiss Re

Asset-liability management (ALM) is an integral part of the way Swiss Re monitors and manages financial market risk. It involves splitting Swiss Re's economic balance sheet into two virtual balance sheets: one exposed to insurance risk and the other to financial market risk.

The insurance risk balance sheet shows the market-consistent value of insurance liabilities and capital on the liability side and a notional "minimum risk portfolio" on the asset side. This notional portfolio represents investments – typically cash and fixed income instruments replicating the risk characteristics of future liability cash flows – that minimise financial market risk relative to the liabilities.

The market risk balance sheet shows the Group's actual investments on the asset side and the minimum risk portfolio as a liability, which is then used as the basis for setting the benchmark for Swiss Re's Asset Management. Combining both balance sheets reproduces the full Group balance sheet.


Group balance sheet
Insurance risk
Market risk
Assets
Liabilities
Capital
=
Minimum risk portfolio
Liabilities
Capital
+
Assets
Minimum risk portfolio

In particular, the Group monitors the potential impact from interest rate changes on its investment and minimum risk portfolios. The interest rate exposure is measured in terms of the change in value of interest rate sensitive instruments from an upward shift of key interest rates by 1 basis point (price value of 1 basis point). In addition, interest rate risk is assessed by scenario analysis, and quantified in terms of Value at Risk (VaR) and Tail VaR (expected shortfall) for various confidence levels and holding periods.

The interest rate risk of the Group is managed relative to the minimum risk portfolio. As at 31 December 2006, assets and liabilities were closely matched, resulting in moderate interest rate risk for the Group.

Asset-liability match of Swiss Re Group as at 31 December 2006


Price value of 1 basis point
1
2
3
5
10
20
30
Maturity of key interest rates in years
Investment risk portfolio
Minimum risk portfolio
Net

Summary of financial statements

Income statement

CHF millions	2005	2006	Change in %
Revenues			
Premiums earned	26891	**29515**	10
Fee income	881	**879**	0
Net investment income	6137	**6990**	14
Net realised investment gains	3474	**1948**	–44
Trading revenues	346	**654**	89
Other revenues	283	**280**	–1
Total revenues	38012	**40266**	6
Expenses			
Claims and claim adjustment expenses	–14758	**–11799**	–20
Life and health benefits	–8668	**–9594**	11
Interest credited to policyholders	–3019	**–2827**	–6
Acquisition costs	–5927	**–6079**	3
Other operating costs and expenses	–3081	**–4111**	33
Total expenses	–35453	**–34410**	–3
Income before income tax expense	2559	**5856**	129
Income tax expense	–255	**–1296**	>250
Net income on ordinary activities	2304	**4560**	98
Earnings per share in CHF			
Basic	7.44	**13.49**	81
Diluted	7.14	**12.53**	75

Changes in shareholders' equity

CHF millions	2005	2006	Change in %
Balance as of 1 January	20495	**24393**	19
Net income	2304	**4560**	98
Change in unrealised gains on securities, net	–226	**322**	242
Change in foreign currency translation	2272	**–1176**	–152
Dividends	–497	**–776**	56
Purchase/sale of treasury shares and shares issued under employee plans	30	**–63**	<–250
Other changes in equity	–15	**3624**	>250
Balance as of 31 December	24393	**30884**	27

Summary balance sheet

CHF millions	2005	2006	Change in %
Assets			
Investments			
Fixed income securities	93801	**115749**	23
Equity securities	19592	**31673**	62
Policy loans, mortgages and other loans	7305	**7058**	–3
Investment real estate	1729	**4227**	144
Short-term investments, at amortised cost which approximates fair value	4539	**9464**	109
Other invested assets	3635	**4336**	19
Total investments	130601	**172507**	32
Cash and cash equivalents	8368	**13606**	63
Reinsurance assets	37872	**47636**	26
Deferrred acquisition costs and other intangible assets	11928	**12820**	7
Goodwill	3429	**4838**	41
Financial services assets	22361	**32352**	45
Other assets	6740	**7541**	12
Total assets	221299	**291300**	32
Liabilities			
Unpaid claims and claim adjustment expenses	71759	**95011**	32
Liabilities for life and health policy benefits	31081	**44899**	44
Provisions for linked liabilities	34115	**42834**	26
Unearned premiums	6563	**8025**	22
Funds held under reinsurance treaties	10941	**10531**	–4
Reinsurance balances payable	4673	**6832**	46
Income taxes payable	896	**866**	–3
Deferred tax liabilities	2838	**2685**	–5
Financial services liabilities	22355	**32373**	45
Short-term debt	1015	**1917**	89
Accrued expenses and other liabilities	4818	**6470**	34
Long term debt	5852	**7973**	36
Total liabilities	196906	**260416**	32
Total shareholders' equity	24393	**30884**	27
Total liabilities and shareholders' equity	221299	**291300**	32

Summary cash flow statement

CHF millions	2005	2006	Change in %
Cash flow from operating activities	1972	**1554**	–21
Cash flow from investing activities	–3630	**3044**	184
Cash flow from financing activities	–77	**3250**	>250
Reclassification to Financial Services assets	–	**–2451**	>250
Effect of foreign currency translation	422	**–159**	–138
Change in cash and cash equivalents	–1313	**5238**	>250
Cash and cash equivalents as of 1 January	9681	**8368**	–14
Cash and cash equivalents as of 31 December	8368	**13606**	63

Property & Casualty business

Operating income increased to CHF 5.0 billion, reflecting both strong underlying performance and the lower level of natural catastrophe events.

Business developments
2006 was a strong year for property, engineering, marine and aviation lines. Economic growth and development trends, combined with heightened awareness of weather-related risk, kept demand and prices for natural catastrophe exposures at high levels. Combined with below-average claims frequency and severity, this allowed property insurers and reinsurers to achieve strong results. The increased demand attracted additional capacity to the market, stabilising price levels late in the year. Swiss Re continued to manage its natural catastrophe exposure using various hedging instruments to reduce year-to-year claims volatility.

Airline facultative accounts, many of which renew in the fourth quarter, saw significant price reductions. Swiss Re responded by reducing its market share by 30 percent in this segment. Treaty reinsurance and smaller general aviation accounts on the other hand experienced only modest reductions, enabling Swiss Re to maintain its leading position in this highly profitable segment.

Terrorism exposure received continued attention. In the US, the Terrorism Risk Insurance Act legislation was extended while the industry continues to pursue a permanent public-private partnership solution. In Europe, both France and Belgium made legislative enhancements to terrorism coverage.

The casualty segment has reached a challenging point in the business cycle. Price competition increased in 2006 and there is a noticeable trend towards higher client retentions. Rate levels were mostly flat or, in some instances, decreased slightly. Swiss Re's strong underwriting discipline ensures that it achieves its overall profit margins and deploys capital to areas that add the most economic value.

Further positive developments in the US legal landscape suggest a promising trend for the liability environment. Swiss Re welcomes these legislative changes and court rulings, and continues to carefully monitor their effects on the industry to gauge their sustainability, especially as some of them are translating into premature premium reductions – particularly in workers' compensation.

Despite encouraging steps in the US related to compensation for bodily injury claims, elsewhere motor third party liability claims continue to rise. For example in the UK and France courts recently reopened old claims and insurance companies had to consider late reserving adjustments. Swiss Re is responding to these developments by maintaining its strict underwriting discipline, adjusting prices and developing new products.

Clients benefited from Swiss Re's rapid integration of Insurance Solutions, which established a uniform philosophy and underwriting approach across all lines and extended the benefit of Swiss Re's expertise and capacity to all clients in year-end renewals.

Business results

Operating income increased from CHF 0.8 billion in 2005 to CHF 5.0 billion in 2006. This improvement reflects three factors: strong performance across all lines of business, a lower level of natural catastrophe claims compared to 2005 and the contribution from GE Insurance Solutions in the second half of the year. Underlying portfolio profitability increased as a result of attractive rates, as well as the tighter terms and conditions introduced in previous years. Claims from natural catastrophes amounted to CHF 0.7 billion, or 3.8% of premiums, compared to CHF 3.0 billion or 17% of premiums in 2005. The acquisition of GE Insurance Solutions further diversified Swiss Re's book of business, in particular in the US regional property and casualty business.

Net investment result increased by 14% to CHF 3.6 billion, reflecting higher interest rates and overall portfolio growth.

Premiums earned

Premiums earned increased by 7%, including the contribution of GE Insurance Solutions in the second half of the year, which provided 14% of total premiums. Premiums for non-traditional business fell by 61%, reflecting a general slowdown in demand for these covers. Excluding the impact of GE Insurance Solutions, traditional volumes were affected by a 7% decrease in facultative business and a 4% reduction in treaty business. Treaty renewals during the year were marked by Swiss Re's move to reduce liability business as well as by stable volume in property. The general shift from proportional to non-proportional solutions continued.

Property & Casualty business results

CHF millions	2005	2006	Change in %
Revenues			
Premiums earned	16346	**17441**	7
Net investment income	1988	**2883**	45
Net realised investment gains	1188	**752**	-37
Trading revenues	27	**4**	-85
Fees, commissions and other revenues	46	**74**	61
Total revenues	19595	**21154**	8
Expenses			
Claims and claim adjustment expenses	-14430	**-11306**	-22
Acquisition costs	-3411	**-3459**	1
Other operating costs and expenses	-924	**-1373**	49
Total expenses	-18765	**-16138**	-14
Operating income	830	**5016**	>250
Thereof:			
Traditional business	639	**4925**	>250
Non-traditional business	191	**91**	-52
Ratios for traditional business			
Claims ratio (in %), excluding unwind of discount	89.3	**63.3**	
Expense ratio (in %)	24.8	**26.3**	
Combined ratio (in %), excluding unwind of discount	114.1	**89.6**	

Premiums earned 2006 by division

Total CHF 17.4 billion



11% Asia
38% Americas
51% Europe

Combined ratio

Strong underwriting performance improved the combined ratio for traditional business from 114.1% in 2005 to 89.6% in 2006. This change was also due to the absence of exceptional natural catastrophe claims experienced in the second half of 2005. Liability experience improved significantly compared to the previous year. Purchase GAAP accounting applied on GE Insurance Solutions accounts at acquisition requires acquired assets and liabilities to be measured at fair value. The resulting discount of Property & Casualty reserves will unwind over the estimated average duration of the reserves. The discount, net of capital cost, increased the combined ratio by 0.8 percentage points in 2006, which is more than offset by the investment returns on the assets backing the liabilities.

Expense ratio

The expense ratio rose by 1.5 percentage points to 26.3% in 2006. The increase was mainly due to a rise in profit sharing paid to clients, reflecting the higher profitability of the business.

Lines of business

Swiss Re continues to actively manage its mix of business, directing capital to those lines that generate superior returns. All lines of business, except for motor and accident, contributed to the combined ratio improvement, thanks to increased rates and the lower level of natural catastrophes and other large losses.

Property

CHF millions	2005	2006
Premiums earned	5095	**6063**
Operating income/loss	−66	**2371**
Combined ratio (in %)	111.2	**70.7**
Combined ratio (in %), excluding unwind of discount	111.2	**70.1**

Premium growth stemmed from all divisions. The increase is mainly due to GE Insurance Solutions' contribution (13% of premiums), increased rates at 2006 renewals and new business written in the US. Higher retentions by ceding companies in Europe partially offset this increase in volume. The underwriting result improved in all regions, with a major contribution from the UK property business.

After a heavy year in 2005 for large North Atlantic hurricanes, the US benefited from a much lighter burden of large natural catastrophe claims in 2006. Strong recent premium growth in the US demonstrates good cycle management, capturing very attractive rates, terms and conditions.

The combined ratio improved from 111.2% to 70.1% excluding the unwind of reserve discount, reflecting the lower incidence and severity of both natural catastrophes and man-made claims.

Liability

CHF millions	2005	2006
Premiums earned	4095	**4563**
Operating income/loss	−118	**1144**
Combined ratio (in %)	133.2	**107.4**
Combined ratio (in %), excluding unwind of discount	133.2	**105.9**

The increase in premiums earned for the liability business is principally due to the contribution of Insurance Solutions in the second half of the year.

Liability experience improved significantly compared to 2005, reflected in a 27.3% decrease in the combined ratio excluding the unwind of reserves discount. Overall, liability business achieved an operating profit of CHF 1.1 billion reflecting the substantial investment income earned on the assets backing the claims reserves.

Motor

CHF millions	2005	2006
Premiums earned	2 070	**1 923**
Operating income	246	**352**
Combined ratio (in %)	104.3	**103.5**
Combined ratio (in %), excluding unwind of discount	104.3	**102.8**

Motor pricing remained stable and terms and conditions in general were unchanged. France reported higher claims as an upward trend in bodily injury awards continued.

Swiss Re maintained disciplined underwriting to improve the quality of its motor book, which led to a 7% decrease of premiums earned. Operating income was CHF 352 million compared to CHF 246 million in the prior year.

Accident

CHF millions	2005	2006
Premiums earned	812	**1 057**
Operating income	275	**113**
Combined ratio (in %)	95.3	**127.9**
Combined ratio (in %), excluding unwind of discount	95.3	**126.6**

Premiums earned grew significantly, by 30%. Most of the increase stemmed from Asia and the Americas. GE Insurance Solutions contributed CHF 249 million to premiums earned in 2006, mostly in the US.

Reserve strengthening in the US and the impact of a large proportional contract led to an increase in the combined ratio. Swiss Re continues to manage this line carefully, including shifting to more short tail lines in the US and further reducing workers' compensation business.

While the underwriting performance was low in 2006, the accident line remained profitable due to the investment income on the claims reserves.

Specialty lines

CHF millions	2005	2006
Premiums earned	2 785	**3 251**
Operating income	302	**945**
Combined ratio (in %)	104.2	**83.4**
Combined ratio (in %), excluding unwind of discount	104.2	**83.2**

Specialty lines improved their performance significantly, particularly in marine as well as positive run-off in aviation and space. Excluding the contribution from GE Insurance Solutions, premium volume remained stable at CHF 2.8 billion.

Marine business benefited from increased rates at the 2006 renewals, due mainly to the hurricanes in the US during 2005.

Overall, operating income grew substantially to CHF 945 million compared to CHF 302 million in the previous year, benefiting from the increase in premiums.

Non-traditional

CHF millions	2005	2006
Premiums earned	1 489	**584**
Operating income	191	**91**

The combined ratio is not a suitable measure for some non-traditional treaties, since the source of profits typically arises from a combination of investment performance and underwriting performance. Overall, there was a significant reduction in non-traditional premiums in all lines, mainly due to the non-renewal of certain large quota share agreements. Profitability decreased compared to the previous year, reflecting the lower volume of business.

Life & Health business

Return on operating revenues rose to 10.0%, reflecting solid underlying results. Growth was achieved through both business expansion as well as acquisitions.

Business developments
In the US, premiums grew moderately year-on-year despite declining cession rates. The underwriting and risk management of primary insurers continues to improve. The mortality experience in North America for the Life & Health business was stable over the year.

The acquisition of GE Insurance Solutions significantly expanded Swiss Re's product range and geographic reach, particularly in Europe. With more than 98% of GE Insurance Solutions' life and health business retained since completion, the acquisition particularly increased the Group's presence in living benefits lines. Swiss Re successfully grew its UK guaranteed critical illness business, facilitated by GE Insurance Solutions' position as the leading reinsurer in this field, which further diversified the Group's book by adding additional health business.

New business in Asia continued to reflect strong profitable growth throughout the region and across both life and health business lines.

In December 2006, Swiss Re successfully completed the acquisition of the GE Life UK business, providing further scale and infrastructure for Swiss Re's Admin Re℠ business in the UK. This acquisition is Swiss Re's largest Admin Re℠ deal to date, increasing assets acquired by over CHF 20 billion.

In January 2007, Swiss Re transferred a further USD 705 million (CHF 885 million) of extreme mortality risk to the capital markets through its Vita Capital securitisation programme. Interest was strong in Swiss Re's third mortality catastrophe bond, enabling peak mortality exposures to be managed in a sustainable and capital-efficient manner. Part of the issuance has been used to replace cover provided by the first Vita issuance, which expired at the end of 2006.

Business results
The operating result, excluding non-participating realised gains, rose to CHF 1.5 billion in 2006, an increase of 14%. The business acquired as part of GE Insurance Solutions contributed CHF 66 million to the operating result for 2006. The overall Life & Health return on operating revenues of 10.0% exceeded the previous year's return of 9.6%, reflecting solid underlying performance in all lines.

The traditional life operating result decreased to CHF 688 million. While 2006 mortality experience was in line with expectations, 2005 benefited from favourable US mortality experience as well as the release of the unused 2004 tsunami provision of CHF 52 million. The traditional health result improved by CHF 182 million to CHF 394 million, mainly due to excellent claims experience in 2006. The Admin Re℠ operating result increased by 15% to CHF 435 million.

Net investment income was CHF 3.9 billion in 2006, a decrease of 1% compared to the previous year. The income generated by investments acquired as part of GE Insurance Solutions was offset by the impact of the Admin Re℠ securitisations (Queensgate and ALPS transactions) as well as by lower investment income on unit-linked contracts. The Admin Re℠ securitisations reduced net investment income by CHF 245 million in 2006, compared to CHF 111 million in 2005, mainly due to the first full year impact of the ALPS transaction in 2006. Unit-linked contracts have no impact on the operating result, as the investment result on such contracts is passed through to contract holders as interest credited to policyholders.

Acquisition costs slightly increased to CHF 2.3 billion. The amortisation of the present value of future profits (PVFP) was reduced by the Admin Re℠ securitisations, which are in the form of retrocession arrangements. This reduction was offset by the amortisation of the PVFP recognised in the GE Insurance Solutions acquisition.

The management expense ratio increased to 6.3% in 2006, partly due to increased variable compensation costs.

Premiums earned and fee income
Premiums and fees increased by 13% to CHF 11.9 billion. GE Insurance Solutions contributed CHF 1.0 billion of premiums and fees in 2006. The Admin Re℠ securitisations reduced premiums and fees by CHF 384 million in 2006 (compared to a reduction of CHF 181 million in 2005), due to the full year impact of the ALPS securitisation. Excluding the effect of the securitisations, underlying premium and fee growth was 14%.

Life&Health business results

CHF millions	2005	2006	Change in %
Revenues			
Premiums earned	9638	**10974**	14
Fee income	881	**879**	0
Net investment income	4000	**3946**	–1
Net realised investment gains	1799	**1521**	–15
Total revenues	16318	**17320**	6
Expenses			
Claims and claim adjustment expenses; life and health benefits	–8668	**–9594**	11
Interest credited to policyholders	–3019	**–2827**	–6
Acquisition costs	–2221	**–2256**	2
Other operating costs and expenses	–765	**–961**	26
Total expenses	–14673	**–15638**	7
Operating income	1645	**1682**	2
Operating result, excluding non-participating net realised investment gains	1333	**1517**	14
Net investment income – unit-linked	751	**670**	–11
Net realised investment gains – unit-linked	1396	**1319**	–6
Net realised investment gains – non-participating	312	**165**	–47
Operating revenues[1]	13859	**15166**	9
Management expense ratio in %	5.5	**6.3**	
Return on operating revenues in %	9.6	**10.0**	

[1] Operating revenues exclude net investment income and net realised investment gains from unit-linked business as these are passed through to contract holders via interest credited to policyholders and therefore do not have an impact on the operating result.

Traditional life premiums and fees totalled CHF 7.9 billion in 2006, an increase of 12%, reflecting new business written in the US, the UK, and Asia as well as the European life business acquired as part of GE Insurance Solutions. Traditional health premiums grew from CHF 1.6 billion in 2005 to CHF 2.2 billion in 2006, largely due to the GE Insurance Solutions acquisition. Excluding the impact of the securitisations, Admin Re℠ premiums and fees remained stable at CHF 2.1 billion.

Premiums earned and fee income in Europe increased with the acquisition of the European life and health business of GE Insurance Solutions and general growth in new business. The business growth in North America was more than offset by the European business acquired as part of GE Insurance Solutions.

Premiums earned and fee income by region

in %	2005	2006
North America	63.7	**61.0**
Europe	27.2	**31.3**
Rest of the world	9.1	**7.7**
Total CHF millions	10519	**11853**

Lines of business

Traditional life

CHF millions	2005	2006
Operating revenues	7930	**8907**
Operating result	742	**688**
Return on operating revenues (in %)	9.4	**7.7**

The return for traditional life business declined from 9.4% in 2005 to 7.7% in 2006, reflecting stable mortality experience in 2006 compared to favourable mortality experience in the prior year. 2005 also benefited from the release of the tsunami provision.

Traditional health

CHF millions	2005	2006
Operating revenues	2202	**2868**
Operating result	212	**394**
Return on operating revenues (in %)	9.6	**13.7**

The return for traditional health business rose from 9.6% in 2005 to 13.7% in 2006, reflecting excellent claims experience.

Admin Re℠

CHF millions	2005	2006
Operating revenues	3727	**3391**
Operating result	379	**435**
Return on operating revenues (in %)	10.2	**12.8**

The Admin Re℠ securitisations reduced operating revenues by CHF 630 million, compared to a reduction of CHF 292 million in 2005, due to the first full year impact of the ALPS securitisation.

The Admin Re℠ return increased from 10.2% in 2005 to 12.8% in 2006, reflecting good claims experience.

Financial Services business

Operating income rose 21% to CHF 460 million with strong performances in Credit Solutions and Capital Management and Advisory.

Business developments
In 2006, Credit Solutions extended its leadership position and continued to benefit from a favourable credit environment. The division complements stringent credit underwriting standards with selective hedging, including credit default swaps and risk securitisation. It successfully completed a trade credit reinsurance securitisation in January 2006 – a first in the market. The acquisition of GE Insurance Solutions brought in a strong trade finance portfolio, which helped further diversify Credit Solutions' structured credit portfolio.

Capital Management and Advisory (CMA) retained its position at the forefront for intermediating insurance risk, supported by growing capacities for trading and structuring other asset classes. CMA originates, structures, trades and distributes interest rate, equity, credit, insurance and weather risks. 2006 was another year of strong growth for the insurance-linked securities market and CMA retained its lead underwriter position for Swiss Re's own risks (eg Crystal Credit, Successor and Australis programmes), as well as third-party risks (eg OSIRIS Capital). CMA also significantly increased trading revenues across most product lines.

Swiss Re provides asset management services for insurance clients under the Conning Asset Management brand in the US, Canada, Bermuda, UK and Europe. Third-party assets under management increased to CHF 85.4 billion at the end of 2006 from CHF 72.4 billion at the end of 2005.

Fox-Pitt, Kelton (FPK) was sold to an investor group on 28 June 2006.

Business results
Continued strong underwriting performance of Credit Solutions, as well as successful trading and structuring in CMA led to an operating income of CHF 460 million, up 21% compared to 2005 which had benefited from a favourable claims settlement agreement.

Total revenues rose 26% to CHF 2 billion, due to higher trading revenues from CMA, premium growth in Credit Solutions and increased fees from third-party asset management in Conning Asset Management.

Premiums earned increased 21%, primarily due to the successful renewals in Credit Solutions throughout the year. The acquisition of the bank trade finance portfolio of GE Insurance Solutions generated additional premiums.

Total investment return decreased by 7% to CHF 106 million from CHF 114 million in 2005.

Trading revenues, fees and commissions increased by 40% to CHF 757 million, reflecting strong growth in trading revenue in CMA and continued growth in fees from third-party asset management. This growth was accompanied by improved performance, producing an excellent return on total revenues of 26.9% in 2006, compared to 8.1% in 2005.

The Credit Solutions business continued to post very good performance, with a combined ratio of 89.9%. Claims and claim adjustment expenses increased by 50% to CHF 493 million compared to 2005, which had benefited from a favourable claims settlement. Acquisition costs increased 23% to CHF 364 million, reflecting increased premium volume and a rise in profit commissions due to favourable claims experience.

Operating costs increased to CHF 646 million, driven by an increase in variable compensation costs resulting from strong business performance.

Financial Services business results

CHF millions	2005	2006	Change in %
Revenues			
Premiums earned	907	**1 100**	21
Net investment income	85	**79**	-7
Net realised investment gains	29	**27**	-7
Trading revenues, fees and commissions	539	**757**	40
Total revenues	1 560	**1 963**	26
Expenses			
Claims and claim adjustment expenses	-328	**-493**	-50
Acquisition costs	-295	**-364**	-23
Operating costs	-558	**-646**	-16
Total expenses	-1 181	**-1 503**	-27
Operating income	379	**460**	21
Premium business, traditional			
Combined ratio (in %)	81.2	**89.9**	
Fee business			
Return on total revenues (in %), excluding proprietary asset management	8.1	**26.9**	

Business outlook

Swiss Re will maintain its focus on economic profit growth, earnings stability and innovative client solutions to seize the full opportunities of the reinsurance and financial services markets.

Business developments
Fundamentals for 2007 remain strong. Swiss Re will benefit from growth provided by the first full year inclusion of the GE Insurance Solutions and GE Life UK acquisitions. Developments in the European regulatory framework, including the EU Reinsurance Directive and the move towards Solvency II, will create new opportunities for strongly capitalised companies like Swiss Re to support clients with efficient capital management solutions.

Swiss Re remains committed to delivering enhanced sustainable returns to its shareholders by maintaining strict underwriting discipline and withdrawing capacity where economic terms are insufficient. Also, the Group will continue to address volatility on both sides of its balance sheet by actively hedging its investment and underwriting exposures, including seeking innovative solutions in the capital markets.

The January 2007 renewals of Swiss Re's non-life reinsurance portfolio, including the former GE Insurance Solutions business, grew by 14% with rates up 1%, resulting in overall growth in economic profit of 21%. Since the acquisition in June 2006, 75% of GE Insurance Solutions non-life premiums have been successfully renewed.

In property, price levels for peak natural catastrophe exposures are expected to remain technically very strong despite the increase of the Florida Hurricane Catastrophe Fund, especially for reinsurers with strong security. Winterstorm Kyrill in January 2007 reminded the industry of European weather-related risk.

In casualty, Swiss Re continues to address the drivers of liability risks, translating the evolving risk landscape into new products for clients. One example is the EU Directive on Environmental Liability which will be adopted into the law of the member states by 30 April 2007. Swiss Re has developed a site-related model for hazard analysis, linking current models with geographic information systems.

In life and health, Swiss Re anticipates strong sales of accumulation and retirement products in developed markets such as the US, Europe and Japan. The Group is actively addressing client needs by developing new variable annuity products and exploring longevity products. Sales of protection products are expected to continue to grow but at a slower pace. Swiss Re's strength in traditional reinsurance makes it ideally positioned to offer effective solutions and respond to the needs of clients.

In Asia, a combination of regulatory, market and social changes suggests continued strong prospects for volume and growth. As a key example, the agreement to purchase a 26% stake in TTK Healthcare Services Pvt Ltd demonstrates Swiss Re's commitment to India and marks a milestone in Swiss Re's strategy to enter the private medical insurance business in Asia.

Further consolidation in the life sector in developed markets will continue to drive the growing trend for transferring closed blocks of life business to third parties – a trend Swiss Re is well placed to take advantage of through its Admin Re[SM] operation.

The outlook for Financial Services remains positive. The credit market should continue to provide growth with favourable terms and conditions, and Credit Solutions is expected to further extend its leading global position, particularly in Asia. While loss ratios are at historical lows, Swiss Re's credit hedging strategy is in place to manage volatility, ensuring that Swiss Re's portfolio is well protected. The insurance-linked securities market will continue to grow rapidly over the coming years and Swiss Re aims to maintain its leading position as structurer and underwriter. Third party asset management should also increase revenues further, building on the excellent track record of Conning Asset Management.

Financial targets
Swiss Re maintains its targets of earnings per share growth of 10% and return on equity of 13% over the cycle, reflecting the Group's commitment to achieving sustainable returns for shareholders.

Risk and capital management

Swiss Re's risk and capital management ensures controlled risk taking and adequate capitalisation, maintaining the financial flexibility to profit from attractive business opportunities.

Risk management
Controlled risk taking requires a strong risk management organisation and comprehensive risk management processes to identify, assess and control the Group's risk exposures.

Risk management principles
At Swiss Re, risk management is based on four guiding principles that are applied throughout the Group:

- Controlled risk taking: financial strength and sustainable value creation are an integral part of Swiss Re's value proposition. As a result, the Group operates within a clearly defined risk policy and risk control framework.
- Clear accountability: Swiss Re operates on the principle of delegated and clearly defined authority. Individuals are accountable for the risks they take on and their incentives are aligned with Swiss Re's overall business objectives.
- Independent risk controlling function: to avoid conflicts of interest, dedicated specialised units monitor risk-taking activities.
- Open risk culture: risk transparency and responsiveness to change are integral to Swiss Re's risk control process. Swiss Re has institutionalised knowledge-sharing processes at all levels.

Risk management organisation
The Board of Directors is ultimately responsible for Swiss Re Group's risk management principles and policies, as well as for approving Swiss Re's overall risk tolerance. The Board committees dealing with risk management issues include the Finance and Risk Committee as well as the Audit Committee.

The Executive Committee is responsible for implementing the risk management framework through the following two committees:

- The Group Capital and Capacity Allocation Committee is responsible for allocating capital and capacity, and approving the investment risk limits, as well as changes to the internal risk and capital methodology.
- The Group Products and Limits Committee determines the Group's product policy and standards, grants reinsurance limits and decides on large or non-standard transactions.

Within the Executive Committee, the Chief Financial Officer is responsible for the business planning process and defining asset management benchmarks. The Chief Risk Officer leads the global risk management function, which is responsible for risk controlling across the Group (see Figure 1).

The global risk management function is organised by risk categories with dedicated departments for credit and financial market risk, property and casualty risk, life and health risk, and operational risk.

Each of these departments is entrusted with Group-wide responsibility for identifying, assessing and controlling their allocated risks. The Corporate Integrated Risk Management department is responsible for assessing the combined impact of all risks and reporting on Swiss Re's overall risk position. The Sustainability & Emerging Risks unit coordinates the monitoring and management of emerging risks that may become significant for Swiss Re as well as the Group's sustainability activities. Finally, the Corporate Actuarial department assesses life and non-life insurance liabilities from the accounting, statutory and economic perspectives.

None of these departments executes business; they oversee risk-taking activities and set the risk management guidelines and best practice standards that the business units implement.

Group Internal Audit monitors the execution of processes within the Group, including those in risk management.

Figure 1: **Risk management – overview of Swiss Re's key bodies and functions**



Board of Directors
Group Internal Audit
Chief Executive Officer
Chief Risk Officer
Chief Financial Officer
Credit & Financial Market Risk Management
Life & Health Risk Management
Group Capital Management
Property & Casualty Risk Management
Americas Insurance & Reinsurance Risk Management
Corporate Integrated Risk Management
Group Operational Risk Management
Corporate Actuarial
Sustainability & Emerging Risks

Figure 2: **Categorisation of Swiss Re's risk landscape**



Core risks
Operational risks
Other risks
Insurance
Property and casualty
Life and health
Financial markets
Equity market
Interest rate
Foreign exchange
Credit spread
Real estate
Credit
Credit migration
Credit default
People
Processes
Systems
External
Funding and liquidity
Reputational

Swiss Re's risk landscape

Risk management is essential to Swiss Re's strategic planning and is embedded in the Group's management discipline. In addition to strategic risks, Swiss Re distinguishes three types of risks: core risks, operational risks and other risks (see Figure 2).

Core risks are split into three broad categories:

- Insurance risk is the risk of incurring a financial loss as a result of a property, casualty, life or health insurance event.
- Financial market risk is the risk of assets and/or liabilities being negatively affected by movements in financial market prices or rates, such as equity prices, interest rates, credit spreads, foreign exchange rates or real estate prices.
- Credit risk is the risk of incurring a financial loss due to diminished creditworthiness (eroding credit ratings and, ultimately, counterparty default) among counterparties of Swiss Re and/or third parties.

The risks classified under operational risks and other risks are ancillary and arise as a consequence of undertaking business.

Operational risk, defined according to the Basel II risk areas, includes potential losses from inadequate or failed internal processes, people, systems, external events, or non-compliance with regulation resulting in regulatory penalties or an inability to operate properly. Management of operational risk is designed to reduce it to an acceptable level, since there is no financial return for carrying operational risk.

Other risks comprise:

- Funding and liquidity risk is the risk that Swiss Re is unable to meet its short-term financial obligations or raise funds in the markets to finance its commitments at a reasonable cost.
- Reputational risk is the risk that a particular event or behaviour damages stakeholders' perception of Swiss Re, thus impairing its ability to operate effectively.

Funding and liquidity risk may result from larger than expected cash outflows or smaller than expected cash inflows and a restricted ability to raise short-term funds. In addition, sudden liquidity requirements may arise if covenants are triggered under specific adverse circumstances, requiring the collateralisation of debt obligations and third-party guarantees with assets of a specified quality.

Maintaining its reputation is key to Swiss Re's business. Upholding the clear values defined in the Group's Code of Conduct mitigates reputational risk. These values are supported by processes that enable early identification of potential problems.

EU Solvency II and Swiss Solvency Test

Discussions on the Solvency II project, which will modernise the existing EU solvency regime, have accelerated in 2006. In Switzerland, a similar approach to risk-based solvency control – the Swiss Solvency Test (SST) – is being implemented. Swiss Re welcomes these developments, as they encourage sound risk management as well as more effective governance structures. The use of internal models – validated by the supervisor – for calculating solvency capital requirements will support a better understanding of insurers' risk landscapes. Swiss Re continues to contribute actively to developing standards in various regulatory and professional bodies such as the Solvency II related expert groups within the Comité Européen des Assurances (CEA) and the Chief Risk Officer (CRO) Forum.

An important aspect of the SST is the recognition of the fundamental economic principle of diversification, taking legal structures and contracts into consideration. Swiss Re is tailoring its internal risk-based approach to meet the specific SST requirements.

The details of Solvency II are yet to be defined. Swiss Re is actively involved in the development of Solvency II and participated in the two Quantitative Impact Studies conducted by the European Commission. Thanks to this involvement and Swiss Re's long experience in using an economic risk-based framework for internal purposes, the Group is well prepared for the new solvency requirements.

Integrated risk modelling

Swiss Re has a proprietary internal integrated risk model, which is used to determine the capital required to support the risks on Swiss Re's books and allocate risk-taking capacity to lines of business. The model is continuously updated to reflect prevailing best practice.

Swiss Re's risk model is based on two important principles. Firstly, it uses an asset-liability management (ALM) approach, measuring the net impact of risk on the economic value of both assets and liabilities. Secondly, it adopts an integrated perspective, recognising that a single risk factor can affect different sub-portfolios and that different risk factors can have mutual dependencies.

The model generates a probability distribution for the Group's annual economic profit and loss, specifying the likelihood that the profit or loss will fall within any given range. From this distribution a base capital requirement is derived that captures the potential for severe, but rare, aggregate losses over a one-year time horizon. Swiss Re compares the base capital requirement with available capital to determine the adequacy of its capitalisation.

One widely used measure for summarising the risk distribution and defining the base capital requirement is the 99% Value at Risk (VaR): a level of loss likely to be exceeded in only one year out of a hundred. In addition to the overall Group 99% VaR, Table 1 shows the 99% VaR for property and casualty, life and health, financial market, credit, and funding and liquidity risks. This clearly demonstrates the diversification effect: the base capital requirement for the entire portfolio is smaller than the sum of the base capital requirements for the individual sub-portfolios.

Swiss Re's overall risk exposure measured based on 99% VaR increased from CHF 9.9 billion in mid-2005 to CHF 11.3 billion in mid-2006. The main source of this rise was the acquisition of GE Insurance Solutions, which increased the insurance risk within the Group's portfolio. This was partly mitigated by Successor, the USD 950 million catastrophe bond programme completed in June 2006, as well as by the increased use of industry loss warranties, mainly to reduce Atlantic hurricane exposure. Swiss Re's financial market and credit risk was reduced by the EUR 252 million Crystal Credit securitisation of January 2006, providing coverage for extreme credit events, as well as by hedging activities to protect Swiss Re's portfolio in case of falling equity markets and widening credit spreads.

Table 1: **Base capital requirement using one year 99% VaR**

CHF billions	Mid-2005 (excl. IS)	**Mid-2006 (incl. IS)[1]**	Change in %
Property and casualty	5.5	**7.9**	44
Life and health	1.8	**2.5**	36
Financial market	5.7	**5.3**	−7
Credit	1.5	**1.7**	12
Funding and liquidity	0.1	**0.0**	−100
Simple sum	14.6	**17.4**	19
Diversification effect	4.7	**6.1**	
Swiss Re Group	9.9	**11.3**	14

[1] Different to mid-2005, mid-2006 data includes GE Insurance Solutions (IS). Between mid-2005 and mid-2006 there have been a few model improvements and data enhancements. They include enhanced models for natural catastrophes, eg the recalibration of the Atlantic hurricane model after Katrina.

Table 2: **Natural catastrophe stress tests**

Estimated economic impact of each single loss event in CHF billions as of 31 December	2005	**2006**
Atlantic hurricane (200-year return period)	−3.3	**−5.7**
European windstorm (200-year return period)	−3.0	**−5.2**
California earthquake (200-year return period)	−1.5	**−4.0**
Japanese earthquake (200-year return period)	−1.7	**−2.4**

Between mid-2005 and mid-2006, Swiss Re's property and casualty risk increased by 44%, again largely due to the natural catastrophe risks taken on through the GE Insurance Solutions acquisition. The higher life and health risk also mainly resulted from increased exposure through the business acquired as part of GE Insurance Solutions. Swiss Re's financial market risk declined, however, largely due to increased hedging of tradable equity and credit spread exposures. Credit risk increased by 12%, mainly from the growth of the credit business and the acquisition of GE Insurance Solutions. The exposure to funding and liquidity risk, which reflects risks arising from Swiss Re's use of letter of credit facilities, was immaterial as Swiss Re's capital increased between mid-2005 and mid-2006.

In addition to the 99% VaR, Swiss Re also considers other measures, including the 99% Tail VaR (expected shortfall) and the 99.5% VaR. The 99% Tail VaR measures the average annual loss likely to occur with a frequency of less than once in one hundred years, while the 99.5% VaR measures the level of loss likely to be exceeded in only one year out of two hundred. Both the 99% Tail VaR and the 99.5% VaR are more conservative risk capital measures than the 99% VaR. Based on mid-2006 exposure data, the Group's 99% Tail VaR amounted to CHF 17 billion, a 10% increase compared to mid-2005 and the 99.5% VaR amounted to CHF 14 billion, a 9% increase compared to mid-2005.

Stress scenario analyses complement the integrated risk model by providing information on the economic implications of certain adverse situations. Some of these analyses appear in the following sections.

Risk management per core risk category

Risk appetite and risk tolerance at Group level are defined by a set of limits approved by the Executive Committee and the Board of Directors. The relevant Group bodies allocate capacity to lower levels.

Insurance risk management

Property and casualty risk arises predominantly from the property, casualty (including motor), and specialty lines. The Group Property & Casualty Risk Guideline in conjunction with the Group Risk Management Guideline establishes the risk governance framework for property and casualty risk. Limits to prevent excessive exposure to any individual risk, or to the same underlying risk, are monitored Group-wide. In addition, each underwriter is given a defined limit per treaty programme and single risk. There is a well-defined escalation process at various levels up to the Group Products and Limits Committee. These procedures and limits define the underwriting process and are laid down in the Group Underwriting Guidelines, which are approved by the Group Products and Limits Committee.

Property & Casualty Risk Management is responsible for Group-wide monitoring and reporting of property and casualty risks. Underwriting systems across the Group provide timely reporting on risks assumed and capacity used. The global Products function plays a major role in managing property and casualty risks by proposing the annual renewal strategy and closely monitoring renewal business. Where appropriate, Swiss Re also uses insurance-linked securities, industry loss warranties, retrocession and risk swaps to balance its portfolio.

Table 2 reports the expected pre-tax claims of Swiss Re for major natural catastrophe loss events, allowing for insurance-linked securities, industry loss warranties, retrocession and risk swaps. The figures take into account the fact that an event can trigger claims in various lines of business. For instance, the windstorm Europe scenario includes, among others, claims from the motor line, and the California earthquake scenario also reflects – but is not limited to – additional claims arising from workers' compensation and general liability.

The economic impact of the top natural catastrophe risk scenarios has increased greatly since the end of 2005 (see Table 2). This is primarily due to the risks assumed through the GE Insurance Solutions acquisition but also reflects model adjustments, specifically to Atlantic hurricane storm surge and storm frequency,

Influenza pandemic modelling

Swiss Re has significant exposure to mortality risk through its life and health business; the Group recognises that pandemic influenza is a material risk that has the potential to affect all markets around the world. Swiss Re has developed a sophisticated epidemiological model to improve understanding of the potential range of outcomes from a pandemic, better enabling the Group to hold appropriate capital for this risk.

There were three influenza pandemics in the 20th century. The great Spanish Flu of 1918–19 is believed to have been the worst pandemic in over 400 years, with high mortality rates and a disproportionate impact on young adults. At that time, antibiotics were not yet available to treat secondary infections and the nature of the infectious agent was not understood. Medical progress, as well as weaker underlying disease factors, produced much lower mortality in the 1957 and 1968 pandemics.

Swiss Re's model incorporates the underlying epidemiological variation shown in these three pandemics, including rate of spread, lethality, and differences in infection rates and lethality between age groups. The model also includes the far more sophisticated pharmaceutical and behavioural interventions available today. Based on these factors, a large number of potential pandemics are generated ("event sets"), taking account of intervention options in today's environment and thus giving an appropriate range of potential pandemics.

Pharmaceutical interventions include antibiotics and antivirals. Antibiotics have a large effect in reducing mortality from secondary infections – their effectiveness is well understood. Therefore, only a small variation in effectiveness has been assumed in the model. Pandemics with high lethality are expected to cause larger numbers of viral pneumonia deaths, affecting mostly young adults. Antivirals are in most cases expected to slow the spread of influenza, reduce the peak rate of illness, and reduce overall mortality substantially. Such therapy is now available and these drugs are being stockpiled by many governments. Nevertheless, their effectiveness against a wide range of potential viruses is not fully understood. This is accommodated in the model by assuming that antivirals would not work at all in one out of three simulated pandemics.

The effect of each potential pandemic produced by this model is estimated for Swiss Re's portfolio of business by weighting for exposure by country and age group. This produces a complete distribution model of potential additional mortality and the probability of each level. The model includes the possibility of very high additional mortality, but with very low probability. This enables estimation of all relevant statistical measures, such as 99% VaR, 99% Tail VaR and losses for various return periods.

prompted by the experience of Hurricane Katrina. The significant rise in the potential impact from a California earthquake also reflects increased exposure in the portfolio due to attractive risk-adjusted market opportunities.

The GE Insurance Solutions acquisition not only influences top natural catastrophe risks but also a number of specialty lines. Swiss Re's exposure to aviation terror risk, for example, increased significantly due to a large increase in all-risks covers and the inclusion of the GE Insurance Solutions' third-party liability war/terror product. In a scenario such as the Heathrow terror plot thwarted in August 2006, in which two of the targeted airlines were owned by non-US carriers (US airline carriers receive governmental coverage under the Homeland Security Act) and where the airplanes potentially could have exploded over the ocean, the total potential loss to Swiss Re would have been approximately USD 125 million. If, however, five non-US airplanes had crashed into urban areas, thus creating additional third-party liability war/terror claims, the potential loss to Swiss Re would have been ten times larger.

Swiss Re takes on life and health risk through written mortality and morbidity covers as well as acquired run-off (Admin Re℠) business. Local business units can accept business within agreed limits, such as per life retention limits for individual business, maximum market exposures for life and health catastrophe business, and occupational scheme aggregation limits. The Group pays particular attention to accumulation risk in areas of high population density, including individual buildings. Any business that falls outside of specified limits must be approved according to the risk governance framework.

Table 3: **Life insurance stress test**

Estimated economic impact of each single loss event in CHF billions as of 31 December	2005	**2006**
US epidemic – 300 000 excess deaths, proportionally spread	–0.5	**–0.4**
US epidemic – 300 000 excess deaths, evenly spread	–2.1	**–1.9**

The Group Life & Health Risk Management Guidelines and Group Reinsurance Guidelines articulate Swiss Re's attitude and approach towards life and health risk taking by the business units with oversight by Life & Health Risk Management. These guidelines include detailed guidance on referral procedures and approval bodies.

All large and complex transactions are subject to independent review by the central Products team and by Risk Management. An integrated approach to assurance and audit across the business provides increased oversight by Swiss Re experts on the appropriateness of technical processes and decisions.

Life & Health Risk Management is responsible for the Group-wide monitoring and reporting of life and health risk. The acquired GE Insurance Solutions portfolio has been incorporated into this process. Where appropriate, Swiss Re also uses insurance-linked securities as a means of reducing peak exposures. The Vita index-linked security transactions, for example, were arranged to provide protection against extreme mortality events. This is now a well established programme. The original Vita I programme for USD 400 million expired at the end of 2006 and was successfully replaced by Vita III for USD 705 million.

The estimated pre-tax claims for Swiss Re in the life and health scenarios (Table 3) are based on the average sum at risk. The scenarios describe the potential impact of an extreme epidemic in the US, assuming 300 000 excess deaths across the whole country. This is more extreme than the upper end of the World Health Organisation's scenarios used in their pandemic preparedness planning. The scenario which assumes that excess mortality is evenly spread across the population is more conservative (ie high) because it does not allow for the typically lower mortality experienced among the insured population.

The decreases in expected losses for Swiss Re compared to the previous year's estimates are mainly due to the decline in value of the US dollar relative to the Swiss franc.

Financial market risk management

Financial market risk arises from three main sources: Swiss Re's Proprietary Asset Management unit (PAM), the interest rate sensitivity of the present value of liabilities, and the capital markets trading activities of the Capital Management and Advisory division (CMA). The overall risk limits framework is defined by the Group Capital and Capacity Allocation Committee. With effect from 1 January 2007, all activities involving financial market risk are subject to one overall limit for each major risk class, expressed in terms of both, VaR and stress testing.

CMA and PAM translate the limits framework for their own activities, incorporating a more detailed set of risk limits into their business, including stop loss triggers. CMA, for instance, uses a 10-day 99% VaR to limit and monitor its financial market risk on a daily basis. Group Credit & Financial Market Risk Guidelines define minimum standards for managing financial market risk; these are supplemented by Derivative Guidelines, Investment Guidelines and business-specific guidelines.

Financial market risk is identified using a risk inventory of the various risk factors that each business unit is exposed to. Each business area is responsible for measuring the financial market risk arising from its own activities within guidelines provided by Risk Management; the results are captured in the Market Risk Aggregation & Reporting System, which is also used for risk modelling and risk reporting at Group level. The asset-liability management report summarises financial market risks at Group level. PAM reports risk on a weekly basis, while CMA uses a combination of daily and weekly reporting. These reports are the primary tools used to track exposures and monitor usage of limits. Credit & Financial Market Risk Management independently monitors limit usage. The limits are reported to the head of the business unit, who is also ultimately responsible for risk steering. The business unit heads seek to optimise their respective portfolios within their limits, including the use of cash and derivative instruments.

Table 4 shows the pre-tax impact of market scenarios on available economic capital. The equity scenario includes traded equities, private equities, equity derivatives, Guaranteed Minimum Death Benefit products and funding obligations arising from equity holdings in Swiss Re pension funds. The significant rise in the global equity market scenario is due to increased exposures from traded equities, hedge funds and private equity. The interest rate scenario shows the net impact on assets and liabilities from a rise in interest rates. Real estate exposure includes investments in real estate and own-use property.

Table 4: **Market scenarios**

Estimated economic impact of each single loss event in CHF billions as of 31 December	2005	**2006**
30% fall in global equity markets	–2.5	**–3.7**
100bp parallel increase in global yield curves	0.4	**–0.1**
15% fall in global real estate markets	–0.7	**–0.7**

Table 5: **Credit scenarios**

Estimated economic impact of each single loss event in CHF billions as of 31 December	2005	**2006**
Rating migration comparable to experience of 2001	–0.3	**–0.3**
Default rate increase comparable to experience of 2001	–0.5	**–0.5**
Deterioration of recovery levels comparable to experience of 2001	–0.2	**–0.3**
Combined effect	–1.0	**–1.2**

Credit risk management

Credit risk exposure within the Group arises directly from Swiss Re's investment activities as well as its portfolio of assets and liabilities underwritten directly by the business units. Swiss Re distinguishes three kinds of exposure: the risk of issuer default from instruments in which Swiss Re invests or trades, such as corporate bonds; counterparty exposure in a direct contractual relationship, such as retrocession or over-the-counter (OTC) derivatives; in addition, Swiss Re assumes risk with no direct contractual relationship, such as trade credit and surety reinsurance business. All contribute to an overall credit risk portfolio governed by Group Credit & Financial Market Risk Guidelines that are approved by the Group Capital and Capacity Allocation Committee.

The guidelines include credit shortfall limits by business unit and limits by country based on the nature of the exposure and a detailed assessment of the counterparty's financial strength, the prevailing economic environment, industry position and qualitative factors. This assessment generates an internal counterparty-specific rating in one of 20 categories. Swiss Re constantly monitors counterparty credit quality and exposures, compiling "watch lists" of those cases that merit particularly close attention.

The reporting process is supported by the Group Credit Risk Exposure Reporting Management and Information Tool that contains all relevant information including counterparty details, ratings, credit risk exposures, credit limits and watch lists. It is accessible by all key credit practitioners in the Group, thus providing essential transparency to allow for the successful implementation of active exposure management strategies for specific counterparties, industry sectors and geographic regions.

The figures in Table 5 report the estimated pre-tax impact of credit scenarios on available economic capital. For instance, the default scenario shows estimated additional (unexpected) losses due to adverse default rate changes. The scenarios are based on a credit environment development similar to 2001, which was the worst credit experience in the past ten years. The increase in the combined credit scenario reflects changes in the credit portfolios due to the acquisition of GE Insurance Solutions as well as organic business growth within Credit Solutions and CMA.

Operational risk management
The management of operational risk is an integral part of Swiss Re's risk management framework.

In 2006, Swiss Re implemented a common Group-wide operational risk management methodology that emphasises managing operational risks as close to their source as possible. Top-down and bottom-up assessments provide comprehensive coverage of the entire operational risk landscape. The top-down process is based on Group-wide input by senior executives. In contrast, the bottom-up assessment is based on more than 300 risk and control self assessments across Swiss Re, supported by a Group-wide management information system. The results from these processes have prompted significant progress in identifying, quantifying and mitigating key operational risk exposures. A formal referral process ensures that the top operational risks of the Group and their mitigation status are regularly monitored by the Executive Committee.

Experts in different areas of operational risk management (such as IT Security and Business Continuity Management) have their activities integrated within the overall risk governance structure. Moreover, Group Internal Audit establishes its priorities using quantified risk landscapes established by the operational risk management function in collaboration with the audit function.

Capital management
Capital Management's key task is to ensure that Swiss Re is adequately capitalised at all times and able to maintain

Risk tolerance: Capital and earnings protection
Swiss Re's risk tolerance represents the amount of risk the Group is willing to accept within the constraints imposed by its capital resources, its strategy, its risk appetite, and the regulatory and rating agency environment within which it operates. This risk tolerance is reflected by clearly defined targets for all relevant areas. These targets primarily aim to control risks to capital adequacy, but also consider other dimensions, such as earnings volatility.

Swiss Re actively manages its earnings volatility in order to ensure more consistent returns to shareholders, enhance Swiss Re's credit quality and lower the Group's capital costs. The size and technical expertise of Swiss Re enables the Group to be a leader in the use of a wide variety of reinsurance and capital market instruments that are used to manage volatility and diversify risk, including insurance-linked securities, industry loss warranties, retrocession, insurance risk swaps, equity derivatives and credit default swaps.

For example, as at the end of September 2006, in the midst of the US hurricane season, Swiss Re's overall earnings protection based on a 25-year return period for Atlantic hurricane amounted to USD 1.0 billion, which corresponds to nearly half of the expected gross claims amount from such an event (see table below). For this and other top catastrophe risks, earnings and capital protection measures are in place, such as the Successor catastrophe bond programme issued in 2006.

Swiss Re's earnings protection for selected natural catastrophe risks[1]

In USD billions, as of 30 September 2006	Return period	Estimated gross claims	Claims hedge	Net claims
Atlantic hurricane	25 years	2.1	1.0	1.1
European windstorm	25 years	1.5	0.4	1.1
California earthquake	50 years	1.2	0.2	1.0
Japanese earthquake	50 years	0.6	0.2	0.4

[1] For larger claims, Swiss Re has additional protection in place.

financial strength even after a large loss event, and that all legal entities meet their respective capital requirements. This task takes into account internal economic and accounting views, as well as rating agency and regulatory solvency models.

Capital Management seeks to maintain an optimal Group-wide capital structure, giving Swiss Re financial flexibility at optimal funding costs.

Internal capital adequacy

Swiss Re determines the amount of economic capital it has available to cover adverse events based on published shareholders' equity and a number of adjustments net of tax. Thus, no allowance is made for potential tax offsets due to future losses arising from adverse experience. The calculation of available capital is shown in Table 6.

Dividing the available capital of CHF 40.6 billion by the capital requirements of CHF 11.3 billion based on 99% VaR gives a capital adequacy ratio (CAR) of 360% at 30 June 2006, compared to 329% on 30 June 2005. This improvement stemmed from the strong increase in available capital, primarily due to positive economic earnings and an increase in property and casualty valuation adjustments resulting from a reassessment of non-life payment patterns. The GE Insurance Solutions acquisition had a neutral effect on the Group's internal capital adequacy ratio: the additional external funding effectively balanced the increase in capital requirements due to the enlarged risk profile.

Financial strength is a central component of Swiss Re's value proposition to clients and therefore of the Group's franchise. Swiss Re aims to hold sufficient capital to ensure that it is financially strong, even after an extreme loss event. Swiss Re manages 99% Tail VaR and 99.5% VaR measures of required capital in addition to the 99% VaR. Based on these more conservative measures for required capital, the Group's CAR on 30 June 2006 amounted to 239% for the 99% Tail VaR and 291% for the 99.5% VaR. In addition to the considerations on an internal economic value basis, Swiss Re must allow for external constraints from rating agencies and regulators.

Rating agency models differ in a number of areas from Swiss Re's economic balance sheet: for instance, Standard & Poor's (S&P) does not give full quantitative credit for deferred acquisition costs nor acquired present value of future profits in its capital model.

Credit ratings

Standard & Poor's, Moody's and A.M. Best rate Swiss Re's financial strength based on interactive relationships.

Swiss Re's very strong capitalisation, business position, financial flexibility, as well as its outstanding franchise, and prudent capital and risk management are reflected in superior insurance financial strength ratings which are among the highest in the industry.

Table 6: **Calculation of available capital**

CHF billions[1]	Mid-2005	Mid-2006[5]
Shareholders' equity	22.0	**27.1**
Mark-to-market adjustments[2]	1.8	**–0.3**
Goodwill and intangibles	–2.6	**–4.7**
Equalisation reserves	1.2	**1.3**
P&C and L&H valuation adjustments[3]	8.5	**12.3**
Hybrid capital	4.4	**8.1**
Tax and other[4]	–2.7	**–3.2**
Available capital	32.6	**40.6**

[1] All figures based on Swiss GAAP
[2] Includes fixed income securities (excluding fixed income securities backing life and health reserves), investments in real estate, and own-use property
[3] Includes discounting of non-life reserves, life and health's value not recognised in the balance sheet and other
[4] Tax impact on the above adjustments
[5] Includes GE Insurance Solutions

Available and required capital



CHF billions[1]
50
40
30
20
10
0
32.6
9.9
329%
40.6
11.3
360%
Mid-2005
Mid-2006

■ Available capital
■ Required capital at 99% VaR
■ Capital adequacy ratio

[1] Figures based on Swiss GAAP

Swiss Re's financial strength ratings[1]

	S&P	Moody's	A.M. Best
Rating	AA–	Aa2	A+
Outlook	stable	negative	stable

[1] As of 23 February 2007

After the acquisition of GE Insurance Solutions was completed on 9 June 2006, both Moody's and A.M. Best confirmed Swiss Re's rating at Aa2 and A+. These affirmations reflect Swiss Re's thorough due diligence process, prudent financing and well advanced integration of the acquired business.

Standard & Poor's lowering of Swiss Re's rating to AA-/stable on 12 June 2006 reflects the size of the acquisition. S&P indicated that the outlook could be revised to positive, once the integration is successfully completed and the combined entity demonstrates a very strong operating performance.

On 31 October and 8 November 2006, S&P and Moody's upgraded all acquired operating GE Insurance Solutions entities to the Group's AA– and Aa2 ratings respectively. On 5 February 2007, A.M. Best upgraded all acquired US subsidiaries of GE Insurance Solutions to the Group's A+ rating. These upgrades to core status within Swiss Re Group reflect the advanced stage of integration of the acquired business.

Swiss Re's funded business strategy

Swiss Re continues to expand its funded business strategy, diversifying its business while offering value-added solutions for clients. Funded business creates assets and liabilities – usually capital market instruments – that generate additional revenues. In funded transactions, foreign exchange, interest rate, equity and credit risks are typically offset. They do not significantly affect Swiss Re's overall financial market profile. These transactions appear on the balance sheet as "Financial services assets" and "Financial services liabilities" (see pages 110–111 of the Financial Statements) and are taken into account in Swiss Re's risk management process.

Group Treasury activities in 2006

Group Treasury is responsible for managing the cash, liquidity and funding of Swiss Re Group. Its main focus in 2006 was the financing of the GE Insurance Solutions acquisition which closed on 9 June 2006. The funding package was consistent with Swiss Re's strong capital adequacy and included a well balanced mix of shares, mandatory convertibles, debt and internal funds:

- In April 2006, a rights offering to existing shareholders, followed by a global offering, resulted in a total of 14.4 million shares placed at CHF 92.25 per share, or CHF 1.3 billion. Existing shareholders subscribed for two thirds of the shares. In addition, Swiss Re issued a total of USD 785 million equivalent of senior notes under its European Medium Term Note (EMTN) programme.
- In May 2006, Swiss Re completed the placement of EUR 1 billion of 5.252% perpetual step-up notes and USD 752 million of 6.854% perpetual subordinated step-up preferred securities. Both fixed income hybrids qualify for favourable capital treatment from regulators and the major rating agencies. In order to achieve favourable capital treatment, both instruments require Swiss Re, in specified circumstances (which relate to changes in the financial condition of Swiss Re), either to defer interest otherwise payable or to settle such interest through the issue of its shares or certain other types of securities. Any interest that is so deferred can only be settled through the issue of

such shares or other securities. In the unlikely event that the specified circumstances arise on those instruments (other than in circumstances where it is deferring interest or distributions on all its hybrid issues) Swiss Re would use its best endeavours to arrange for the issue or sale of its shares or such other securities so as to raise cash to enable it to settle interest, no later than 30 days after its original due date for payment.

- Upon closing the acquisition, Swiss Re issued CHF 610 million of three-year mandatory convertible instruments to General Electric. Swiss Re also issued the equivalent of USD 2.4 billion in new shares to General Electric at a price per share of CHF 87.58 which was just below the upper collar set in the transaction agreement.

Swiss Re also successfully renewed its European Medium Term Note (EMTN) programme with dual registration on the Euro MTF in Luxembourg and the SWX Swiss Exchange, increasing the programme limit to USD 10 billion. As of the end of December 2006, outstanding EMTN issues amounted to an aggregate book value of USD 3.6 billion.

As additional resources to meet funding requirements, Swiss Re also has access to the US commercial paper market through its USD 1.5 billion programme, as well as back-up credit lines, committed repo lines and letter of credit facilities in place with several major banks.

During 2006, Swiss Re repaid USD 300 million and CHF 100 million of senior financial debt, as well as EUR 250 million of subordinated financial debt.

Corporate governance

Swiss Re is committed to meeting the highest standards of corporate governance and fully endorses transparency towards shareholders and other stakeholders.

Corporate governance is the framework comprising a company's organisation, structure, management and assurance functions. Transparency is an important component of the framework, designed to protect the interests of shareholders and create value for all stakeholders.

In the wake of major corporate failures and breakdowns, corporate governance, as well as legislative and regulatory developments, have been increasingly in the spotlight worldwide in recent years. Swiss Re takes a proactive approach to aligning investors' expectations and interests with its own, and continues to conduct benchmarking with best practice standards.

There is a growing connection between corporate governance, corporate sustainability and corporate citizenship. A company's integration of sustainability principles across its business operations and its wider role in society are increasingly being perceived as important drivers of continued business success. All three dimensions are firmly embedded in Swiss Re's corporate responsibility framework, thus enabling the Group to create economic value by improving its environmental and social performance beyond mere compliance with laws and regulations.

As a Swiss publicly listed company, Swiss Re's governance is measured primarily against the Swiss Code of Best Practice for Corporate Governance. Swiss Re is also subject to the Directive on Information relating to Corporate Governance and its Annex and Commentary, issued by SWX Swiss Exchange and effective since 1 July 2002 (also referred to as the "SWX Directive"). Additionally, Swiss Re complies with the applicable local rules and regulations of all the countries in which it does business. As the SWX Directive continues to be applicable, the information provided in this section of the Annual Report remains similar to preceding years, following the structure of the SWX Directive.

1 Group structure and shareholders

1.1 Group structure

Operational Group structure
Please refer to page 10.

Listed Group companies
Swiss Reinsurance Company, the Group's parent company, is a joint stock company, listed on SWX Swiss Exchange, domiciled at Mythenquai 50/60 in 8022 Zurich and organised in accordance with the laws of Switzerland. Please see the chapter on "Swiss Re shares", pages 103–106, for details on share information. For the other listed Group companies, please refer to the Financial Statements, note 15 on "Subsidiaries, equity investees and variable interest entities", pages 161–165.

Non-listed Group companies
Please refer to the Financial Statements, note 15 on "Subsidiaries, equity investees and variable interest entities", pages 161–165.

1.2 Significant shareholders

As of 31 December 2006, there were two shareholders with a participation exceeding the 5% threshold of Swiss Re's share capital.

a. General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828, USA, held, directly or indirectly through group subsidiaries, 33 300 957 Swiss Re shares on 31 December 2006, representing 8.89% of Swiss Re's voting rights.

b. The Capital Group Companies, Inc., domiciled in Los Angeles, informed SWX Swiss Exchange on 22 November 2005 that its holdings increased to 5.1% of Swiss Re's voting rights. As these shares have mostly not been registered under Capital Group Companies or any of their group companies, Swiss Re is unable to track, on its own, changes in this shareholder's aggregate holdings.

Franklin Resources, Inc., 500 E. Broward Blvd., Ft. Lauderdale, FL 33394, USA, known as Franklin Templeton Investments, announced on 20 March 2006 that its aggregate holdings in Swiss Re shares fell below the threshold of 5% of Swiss Re's voting rights.

1.3 Cross-shareholdings

There are no cross-shareholdings to report, as Swiss Re does not hold 5% or more of the shares or voting rights of any company which, in turn, also owns 5% or more of Swiss Re's shares or voting rights.

2 Capital structure

In accordance with the SWX Directive, the following information about Swiss Re's capital structure is provided for the listed parent company, Swiss Reinsurance Company, Zurich.

2.1 Capital

Please refer to the Swiss Reinsurance Company, Zurich, financial statements, note 5 on "Shareholders' equity", page 181.

2.2 Authorised and conditional capital

At the Annual General Meeting in 2001, the creation of conditional capital was approved as follows: a maximum nominal amount of CHF 900 000 for conversion rights and warrants granted in connection with convertible bonds or similar financial instruments issued by the Group.

No additional conditional capital and no authorised capital was created or approved in 2002 and 2003.

The Annual General Meeting 2004 approved an increase of conditional capital from CHF 900 000 to CHF 2 000 000, representing a maximum of 20 million registered shares, payable in full, each with a nominal value of CHF 0.10, for the exercise of conversion rights and warrants granted in connection with bonds or similar instruments issued by the Group.

No additional conditional capital and no authorised capital was created or approved in 2005.

As of 31 December 2005, Swiss Re's total conditional capital outstanding amounted to CHF 2 659 564.80, consisting of 26 595 648 registered shares. Of these 26 595 648 shares, 20 000 000 shares were reserved for the exercise of conversion rights and warrants granted in connection with bonds or similar instruments and 6 595 648 shares for employee participation purposes. As of 31 December 2005, Swiss Reinsurance Company had no authorised share capital in place.

With regard to the conditional capital created for bonds or similar financial instruments with a conversion right, shareholders' pre-emptive rights may be restricted or excluded by decision of the Board of Directors, in order to finance or refinance the acquisition of companies, parts of companies, holdings, or new investments planned by the Group, or to issue convertible bonds and warrants on the international capital markets. If pre-emptive rights are excluded, then (1) the bonds are to be placed at market conditions, (2) the exercise period is not to exceed ten years from the date of issue for options and twenty years for conversion rights, and (3) the conversion or the exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the bonds are issued.

With regard to the conditional capital for employee participation purposes, shareholders' subscription rights are excluded. Such shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue. Swiss Re issued shares reserved for corporate purposes ("Vorratsaktien") prior to the revision of Swiss corporate law in 1992. These shares were paid in only at a nominal value of CHF 0.10 for a total amount of CHF 794 228 and are not entitled to dividend.

At an Extraordinary General Meeting (EGM) held on 27 February 2006, shareholders approved the creation of CHF 9 000 000 of authorised capital as well as an increase of conditional capital by CHF 2 000 000, thereby enabling management to execute the transaction agreement relating to the acquisition of GE Insurance Solutions Corporation and for general corporate purposes. An overview of the effects of the EGM resolutions on Swiss Re's capital is shown in the following tables:

	General Electric (GE)	Capital markets
Authorised capital	Up to 60 million shares in favour of GE: ▪ Share component of purchase price for GEIS[1] ▪ Shareholders' subscription rights excluded in favour of GE ▪ Authorisation to increase share capital over two years (remainder will lapse) ▪ Lock-up period of 360 days for GE from date of closing	Up to 30 million shares for capital increase with shareholders' subscription rights: ▪ Possible funding of cash component of purchase price for GEIS ▪ Shares will be offered to existing Swiss Re shareholders ▪ Authorisation to increase share capital over two years
Conditional capital	Up to 9 million shares in favour of GE: ▪ Share component of purchase price for GEIS through possible mandatory convertible ▪ Shareholders' pre-emption rights excluded in favour of GE ▪ Conditional capital not needed in connection with the closing of GEIS acquisition will lapse	Increase of up to 11 million shares for bonds or similar instruments: ▪ Significant portion has already been allocated to mandatory convertible issued in December 2005

[1] GEIS: GE Insurance Solutions

As of 31 December 2006, Swiss Re's total conditional capital outstanding amounted to CHF 4 649 560.10, consisting of 46 495 601 registered shares. Of these 46 495 601 shares, 40 000 000 shares were reserved for the exercise of conversion rights and warrants granted in connection with bonds or similar instruments and 6 495 601 shares for employee participation purposes. As of 31 December 2006, Swiss Reinsurance Company had used a part of the CHF 9 million authorised share capital approved by the EGM; for the number of shares that have been issued in connection with the GE Insurance Solutions transaction, please refer to section 2.3. Authorised capital with shareholders' subscription rights amounted to CHF 1 105 336.80 at year-end 2006.

2.3 Changes in capital

In 2003, the company's share capital remained at CHF 32 million. Total reserves decreased by CHF 195 million to CHF 9.9 billion. The higher profit for the financial year of CHF 1.2 billion (compared to CHF 106 million in 2002) led to an increase of disposable profit from CHF 122 million to CHF 1.2 billion. Total shareholders' equity before allocation of profit increased from CHF 10.3 billion to CHF 11.2 billion. At the Annual General Meeting, shareholders approved a dividend payment of CHF 341 million, compared to CHF 310 million in the previous year.

In 2004, the company's share capital remained at CHF 32 million. Total reserves increased by CHF 795 million to CHF 10.7 billion. The higher profit for the financial year of CHF 1.4 billion (compared to CHF 1.2 billion in 2003) led to an increase of disposable profit from CHF 1.2 billion to CHF 1.5 billion. Total shareholders' equity before allocation of profit increased from CHF 11.2 billion to CHF 12.2 billion. At the Annual General Meeting, shareholders approved a dividend payment of CHF 497 million, compared to CHF 341 million in the previous year.

In 2005, the company's share capital remained at CHF 32 million. Total reserves increased by CHF 952 million to CHF 11.7 billion. The lower profit for the financial year 2005 of CHF 1.1 billion (compared to CHF 1.4 billion in 2004) led to a decrease of disposable profit from CHF 1.5 billion to CHF 1.1 billion. Total shareholders' equity before allocation of profit increased from CHF 12.2 billion to CHF 12.8 billion. At the Annual General Meeting, shareholders approved a dividend payment of CHF 776 million, compared to CHF 497 million in the previous year.

In 2006, the company's share capital increased from CHF 32 million to CHF 37 million, mainly due to shares issued to General Electric (GE) and to capital markets as a result of the acquisition of GE Insurance Solutions. Total reserves increased by CHF 4.5 billion to CHF 16.2 billion. The higher profit for the financial year 2006 of CHF 2.1 billion (compared to CHF 1.1 billion in 2005) led to an increase of disposable profit from CHF 1.1 billion to CHF 2.2 billion. Total shareholders' equity before allocation of profit increased from CHF 12.8 billion to CHF 18.4 billion. At the Annual General Meeting, shareholders will vote on the proposal of a dividend payment of CHF 1.2 billion, compared to CHF 776 million paid in the previous year.

2.4 Shares

As of 31 December 2006, Swiss Reinsurance Company's share capital, including shares reserved for corporate purposes, amounted to CHF 37 444 038. It is fully paid-in and divided into 374 440 378 registered shares (each with a nominal value of CHF 0.10), of which 358 256 229 are entitled to dividend. Other than the shares reserved for corporate purposes, which have no voting power and are not entitled to dividend, there are no additional types of shares with a higher or limited voting power, privileged dividend entitlement or any other preferential rights; nor are there any other securities representing a part of the company's share capital. Swiss Re's capital structure ensures equal treatment of all shareholders in accordance with the principle of "one share, one vote".

2.5 Profit-sharing certificates

Profit-sharing certificates in the sense of the SWX Directive are particular types of non-voting securities that substitute or complement shares. These do not exist at Swiss Re.

2.6 Limitations on transferability and nominee registrations

Free transferability
Swiss Reinsurance Company's shares are freely transferable, without any limitations, provided that the buyers declare they are the beneficial owners of the shares and comply with the disclosure requirements of the Federal Act on Stock Exchanges and Securities Trading ("Stock Exchange Act") of 24 March 1995.



Admissibility of nominee registrations

Trustees or nominees who act as fiduciaries of shareholders are entered without further inquiry in Swiss Reinsurance Company's share register as shareholders with voting rights up to a maximum of 2% of the outstanding share capital available at the time. Additional shares held by such nominees, which exceed the limit of 2% of the outstanding share capital, are entered in the share register with voting rights only if such nominees disclose the names, addresses and shareholdings of the beneficial owners of the holdings amounting to or exceeding 0.5% of the outstanding share capital. In addition, such nominees must comply with the disclosure requirements of the Stock Exchange Act.

Procedure and conditions for cancelling statutory privileges and limitations on transferability

This point is not applicable, as no statutory privileges or limitations on transferability exist.

2.7 Convertible bonds and options

Convertible bonds

As stated in note 6 on "Debt" on pages 134–137 of the Financial Statements, the following convertible bonds are outstanding:

Maturity	Instrument	Issued in	Currency	Nominal (m)	Exchange terms
2021	Convertible bond	2001	USD	1 150	i)
2007	Mandatory convertible bond	2004	EUR	672	ii)
2008	Mandatory convertible bond	2005	CHF	1 000	iii)
2009	Mandatory convertible bond	2006	CHF	610	iv)

(i) Holders may convert the bonds, due 2021 and issued in denominations of USD 10000 principal amount and integral multiples thereof, into registered shares of Swiss Reinsurance Company (nominal value CHF 0.10 per share) at any time on and after 22 November 2001, and prior to the close of business on 21 November 2011, at a conversion price of CHF 207.19 per share and a fixed exchange rate of USD 1 = CHF 1.6641. The exercise of this convertible bond will not affect Swiss Re's conditional capital, as Swiss Reinsurance Company purchased a call option to hedge the underlying shares. If bond holders exercise this convertible bond, Swiss Re will exercise the hedge option purchased to obtain the necessary shares without accessing Swiss Re's conditional capital.

(ii) The Mandatory Convertible Bond (MCS) may, at the option of each holder, be converted into registered shares of Swiss Reinsurance Company at any time from 2 September 2004 until 4.00 pm CET on the business day (as defined in the prospectus) before the 20th trading day (as defined in the prospectus) prior to the maturity date. Holders exercising such early conversion right will be entitled initially to receive 15.796 shares, subject to adjustment as described in the prospectus, for each MCS. Unless previously converted, each MCS will be mandatorily converted on the maturity date into such number of registered shares of Swiss Re as is equal to the maturity conversion ratio. The maturity conversion ratio equals the arithmetic average of the 15 conversion ratios (calculated to five decimal places) calculated on the basis of the CHF closing prices of the shares on the virt-x ("closing price") on each of the 15 consecutive trading days ending on the third trading day prior to the maturity date. For the purposes of calculating such arithmetic average, the conversion ratio for a given trading day is determined as follows: (i) if the closing price is less than or equal to the minimum conversion price of CHF 80.4140, the conversion ratio shall be equal to the maximum conversion ratio of initially 18.956 shares per MCS; (ii) if the closing price is greater than or equal to the maximum conversion price of CHF 96.4968, the conversion ratio shall be equal to the minimum conversion ratio of initially 15.796 shares per MCS; and (iii) if the closing price is greater than the minimum conversion price, but less than the maximum conversion price, the conversion ratio shall be equal to EUR 1 000 multiplied by the fixed exchange rate (EUR 1 = CHF 1.5243) and divided by the closing price. Based on the closing price, Swiss Re will be required to deliver between 10.6 million and 12.7 million shares created from conditional capital or shares reserved for corporate purposes.

(iii) The Mandatory Convertible Bond (MCS), issued as a private offering to institutional investors only, may, at the option of each holder, be converted into registered shares of Swiss Reinsurance Company at any time from 24 January 2006 until 4.00 pm CET on the business day before the 20th trading day prior to the maturity date on 15 December 2008. Holders exercising such early conversion right will be entitled initially to receive 871.68759 shares, subject to adjustment, for each MCS of CHF 100000 nominal value.

Unless previously converted, each MCS will be mandatorily converted on the maturity date into such number of registered shares of Swiss Re as is equal to the maturity conversion ratio. The maturity conversion ratio equals the arithmetic average of the 15 conversion ratios calculated on the basis of the CHF closing prices of the shares on the virt-x ("closing price") on each of the 15 consecutive trading days ending on the third trading day prior to the maturity date. For the purposes of calculating such arithmetic average, the conversion ratio for a given trading day is determined as follows: (i) if the closing price is less than or equal to the minimum conversion price of CHF 95.60, the conversion ratio shall be equal to the maximum conversion ratio of initially 1 046.0251 shares per MCS; (ii) if the closing price is greater than or equal to the maximum conversion price of CHF 114.72, the conversion ratio shall be equal to the minimum conversion ratio of initially 871.68759 shares per MCS; and (iii) if the closing price is greater than the minimum conversion price, but less than the maximum conversion price, the conversion ratio shall be equal to CHF 100000 divided by the closing price. Based on the closing price, Swiss Re will be required to deliver between 8.7 million and 10.5 million shares created from conditional capital or shares reserved for corporate purposes.

(iv) Upon closing the GE Insurance Solutions acquisition, Swiss Re issued CHF 610 million of three-year mandatory convertible instruments to General Electric. The Mandatory Convertible Bond (MCS), issued as a private offering, may, at the option of each holder, be converted into registered shares of Swiss Reinsurance Company at any time from 18 July 2006 until 4.00 pm CET on the business day before the 20th trading day prior to the maturity date on 8 June 2009. Holders exercising such early conversion right will be entitled initially to receive 1 024.14923 shares, subject to adjustment, for each MCS of CHF 100000 nominal value.

Unless previously converted, each MCS will be mandatorily converted on the maturity date into such number of registered shares of Swiss Reinsurance Company as is equal to the maturity conversion ratio. The maturity conversion ratio equals the arithmetic average of the 15 conversion ratios calculated on the basis of the CHF closing prices of the shares on the virt-x ("closing price") on each of the 15 consecutive trading days ending on the third trading day prior to the maturity date. For the purposes of calculating such arithmetic average, the conversion ratio for a given trading day is determined as follows: (i) if the closing price is less than or equal to the minimum conversion price of CHF 84.90610, the conversion ratio shall be equal to the maximum conversion ratio of initially 1 177.77168 shares per MCS of CHF 100 000 nominal value; (ii) if the closing price is greater than or equal to the maximum conversion price, of CHF 97.64202, the conversion ratio shall be equal to the minimum conversion ratio of initially 1 024.14923 shares per MCS of CHF 100 000 nominal value; and (iii) if the closing price is greater than the minimum conversion price, but less than the maximum conversion price, the conversion ratio shall be equal to CHF 100 000 divided by the closing price. Based on the closing price, Swiss Re will be required to deliver between 6.25 million and 7.18 million shares created from conditional capital or shares reserved for corporate purposes.

Options

For details on stock options granted to Swiss Re employees, please refer to note 12 on "Share-based payments" on pages 150–153 and to note 9 on "Shareholders' equity", page 142 of the Financial Statements and section 5.6 on pages 95–96 in the corporate governance chapter.

3 Board of Directors

3.1 Members of the Board of Directors Membership as at 31 December 2006

Name	Nationality	Age	Function	Initial election	Current term ends
Peter Forstmoser	Swiss	63	Chairman of the Board Chair of the GC	1990	2010
Walter B. Kielholz	Swiss	55	Executive Vice Chairman of the Board Member of the FRC Member of the GC	1998	2010
Jakob Baer	Swiss	62	Member Chair of the AC Member of the FRC	2005	2009
Thomas W. Bechtler	Swiss	57	Member Member of the CC	1993	2009
Raymund Breu	Swiss	61	Member Member of the AC Member of the CC	2003	2007
John R. Coomber	British	57	Member Chair of the FRC	2006	2009
Dennis D. Dammerman	US	61	Member Member of the CC Member of the FRC Member of the GC	2006	2009
Rajna Gibson Brandon	Swiss	44	Member Member of the AC Member of the FRC	2000	2008
Bénédict G.F. Hentsch	Swiss	58	Member Member of the GC	1993	2009
Robert A. Scott	British Australian	64	Member Member of the AC Chair of the CC Member of the FRC	2002	2010
John F. Smith, Jr.	US Swiss	68	Member Member of the AC Member of the GC	2003	2007
Kaspar Villiger	Swiss	65	Member Member of the FRC Member of the GC	2004	2008

Abbreviations:
AC Audit Committee
CC Compensation Committee
FRC Finance and Risk Committee
GC Governance Committee

Independence

Swiss Re requires a majority of the Board of Directors to be independent. Nominations are submitted to General Meetings of Shareholders accordingly. To be considered independent, a director may not be, and may not have been in the past three years, employed as an executive officer of the Group. In addition, he or she must not have a material relationship with any part of the Group (either directly or as a partner, director or shareholder of an organisation that has a material relationship with the Group). Based on Swiss Re's independence criteria, a strong majority of ten of Swiss Re's twelve directors qualify as independent. Walter B. Kielholz, Executive Vice Chairman, and John R. Coomber, who was Chief Executive Officer until 31 December 2005, may not be considered independent under the applicable criteria.

Information about managerial positions and significant business connections of non-executive directors

With the exception of Walter B. Kielholz, all members of the Board of Directors are non-executive. One of these 11 non-executive directors, John R. Coomber, was a member of Swiss Re's executive management and CEO until 31 December 2005. Therefore, he cannot be considered independent although he has a non-executive status. Of the other ten non-executive directors, none has ever held a management position in the Group.

No director has any significant business connection with Swiss Re or any of its Group companies.

Peter Forstmoser
Chairman, non-executive and independent

Mr Forstmoser, a Swiss citizen born in 1943, received a doctorate in law from the University of Zurich in 1970, became an attorney-at-law in 1971 and earned a master's degree in law from Harvard Law School in 1972.

Mr Forstmoser has been a law professor at the University of Zurich since 1974 and a partner of Niederer Kraft & Frey, Attorneys, in Zurich, since 1975. Mr Forstmoser was elected to Swiss Re's Board of Directors in 1990. His mandate was renewed in 1994 and 1998, each time for a further four years. The Board of Directors elected him Chairman on 30 June 2000. He was re-elected in 2002 and 2006 for further four-year terms.

Mr Forstmoser is also chairman of the board of directors of Hesta AG and Hesta Tex AG, Zug, and a member of the boards of Mikron Holding AG, Biel, Bank Hofmann AG, Zurich (until January 2007), Ernst Basler AG, Zollikon, Remer Holding AG, Ennetbaden, and Hyos Invest Holding AG, Zurich.

Mr Forstmoser is the author of numerous publications on business law, company law, capital markets law and data protection law. In the context of corporate and investment fund legislation, he has been engaged in numerous expert committees, some of which he presided as chairman. In addition, he frequently acts as an arbitrator in international law disputes.

Walter B. Kielholz
Executive Vice Chairman

Mr Kielholz, a Swiss citizen born in 1951, studied business administration at the University of St. Gallen, Switzerland, and graduated in 1976 with a master's degree in business finance and accounting.

Mr Kielholz's career began at the General Reinsurance Corporation, Zurich. After working in the US, the UK and Italy, he assumed responsibility for the company's European marketing. In 1986 he joined Credit Suisse, Zurich, responsible for client relations with large insurance groups in the multinational services department.

At the beginning of 1989, Mr Kielholz joined Swiss Re, Zurich. He became a member of the Executive Board in January 1993 and was Swiss Re's Chief Executive Officer from

1 January 1997 to 31 December 2002. In June 1998 he was elected to Swiss Re's Board of Directors, which at the same time appointed him Executive Director. His mandate was renewed for a further four-year period in 2002 and 2006. Mr Kielholz was appointed Executive Vice Chairman with effect from 1 January 2003.

Mr Kielholz was elected to the board of directors of Credit Suisse Group in 1999. Since 1 January 2003 he has been Chairman of that company's board of directors.

In addition, Mr Kielholz is a member of the European Financial Roundtable (EFR) and president of the International Monetary Conference. Mr Kielholz is also chairman of the supervisory board of Avenir Suisse, a member of the board and the committee of the Swiss Business Federation (economiesuisse) and a member of the Center for Strategic and International Studies (CSIS), a US-based think tank. In 2005, he was elected to the Insurance Hall of Fame, which honours individuals who have exercised substantial influence on the insurance industry for the benefit of society.

Furthermore, Mr Kielholz is a member of the Society of Zurich Friends of the Arts and chairman of the Zurich Art Society.

Jakob Baer
Non-executive and independent director

Mr Baer, a Swiss citizen born in 1944, became an attorney-at-law in 1971 and graduated from the University of Bern in 1973 with a doctorate in law.

Mr Baer began his career in the legal department of the Federal Finance Administration. In 1975, he joined Fides Trust Company. Following the successful planning and execution of a management buyout of Fides' advisory business, he became a member of the management board of KPMG Switzerland in 1992. In 1994, he was appointed CEO of KPMG Switzerland and a member of KPMG's European and international management boards. He retired from KPMG in September 2004, having reached the statutory retirement age.

Mr Baer was elected to Swiss Re's Board of Directors in May 2005. He also serves on the boards of directors of Adecco S.A., Chéserex, Rieter Holding AG, Winterthur, Allreal Holding AG, Baar, Emmentalische Mobiliar Versicherungs-Gesellschaft, Konolfingen, and IFBC – Integrated Financial Business Consulting AG, Zurich.

Thomas W. Bechtler
Non-executive and independent director

Mr Bechtler, a Swiss citizen born in 1949, received a doctorate in law from the University of Zurich in 1973 and a master's degree in law from Harvard Law School in 1975.

Mr Bechtler has been chief executive officer of Hesta AG as well as Hesta Tex AG, Zug, since 1982.

Mr Bechtler joined Swiss Re's Board of Directors in November 1993. His mandate was renewed in 1997, 2001 and 2005, each time for a further four years. Mr Bechtler also serves on the boards of directors of Credit Suisse Group, Zurich, Bucher Industries, Niederweningen, Sika AG, Baar, and Conzzeta Holding, Zurich. From 1987 to 1999, he served as chairman of "Swisscontact", a large Swiss development foundation, and from 1987 to 2002 as chairman of the Zurich Art Society. Since 2005 he has been chairman of the Zurich committee of Human Rights Watch.

Raymund Breu
Non-executive and independent director

Mr Breu, a Swiss citizen born in 1945, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a doctorate in mathematics.

Mr Breu is Chief Financial Officer of the Novartis Group and a member of the company's executive committee, positions he assumed when Novartis was created in December 1996. He joined the group treasury of Sandoz, a predecessor company of Novartis, in 1975. Ten years later, he was appointed CFO of Sandoz Corporation in New York. In 1990, he became group treasurer of Sandoz Ltd, and, in 1993, head of group finance and a member of the Sandoz executive board.

Mr Breu was elected to Swiss Re's Board of Directors in 2003 for a four year term of office. He will stand for re-election at the Annual General Meeting of 20 April 2007. Mr Breu is also a member of the board of directors of the SWX Swiss Exchange and its admission panel as well as a member of the Swiss Takeover Board.

John R. Coomber
Non-executive director

Mr Coomber, a British citizen born in 1949, graduated in theoretical mechanics from Nottingham University in 1970.

Mr Coomber started his career with the Phoenix Insurance Company. He joined Swiss Re in 1973. Having qualified as an actuary in 1974, he first specialised in the company's life reinsurance. He was Swiss Re (UK)'s appointed actuary from 1983 to 1990. In 1987, he assumed responsibility for the life division and, in 1993, was made head of the company's UK operations. Mr Coomber was appointed member of the Executive Board in April 1995, responsible for the Group's Life & Health Division. In June 2000, he became a member of the Executive Committee. He was Swiss Re's Chief Executive Officer from 1 January 2003 through 31 December 2005, when he retired after 33 years of employment with Swiss Re.

Mr Coomber was elected to Swiss Re's Board of Directors at the Extraordinary General Meeting of 27 February 2006 for a term ending at the AGM of 2009. Mr Coomber also serves as a member of the supervisory board of Euler Hermes, Paris, as a director of Pension Insurance Corporation Holdings LLP and as a trustee of The Climate Group.

Dennis D. Dammerman
Non-executive and independent director

Mr Dammerman, a US citizen born in 1945, graduated with a Bachelor of Science from the University of Dubuque, Iowa, US in 1967.

Mr Dammerman began his professional career with General Electric in the Financial Management Program at GE Appliances. In 1984, he became senior vice president finance of General Electric Company. He was elected to the company's board of directors in December 1994 and was subsequently appointed vice chairman of the board, at the same time remaining an executive officer of GE and a member of the corporate executive office. He also served as chairman of GE Capital Services. At the end of 2005, he retired from all General Electric positions.

Mr Dammerman was elected to Swiss Re's Board of Directors at the Extraordinary General Meeting of 27 February 2006 for a term ending at the AGM of 2009. He also serves as a non-executive director of BlackRock Inc., New York. In addition, he is a member of the board of trustees of Skidmore College, Saratoga Springs, New York.

Rajna Gibson Brandon
Non-executive and independent director

Ms Gibson, a Swiss citizen born in 1962, studied business and economics at the University of Geneva, graduating with a BA in 1982 and a PhD in economics and social sciences in 1987.

Ms Gibson has been a professor of financial economics at the Swiss Banking Institute of the University of Zurich since March 2000. Ms Gibson was previously a professor of finance at the University of Lausanne. She is also a director of the National Centre of Competence in Research (NCCR) "Financial Valuation and Risk Management" research network, and an adviser to scientific councils of various educational institutions. She was a member of the Swiss Federal Banking Commission until the end of 2004.

Ms Gibson was elected to Swiss Re's Board of Directors in June 2000. Her mandate was renewed in 2004 for a further four-year term.

Bénédict G.F. Hentsch
Non-executive and independent director

Mr Hentsch, a Swiss citizen born in 1948, studied business administration at the University of St. Gallen, Switzerland, graduating in 1972 with a master's degree in business finance and accounting.

Mr Hentsch was a general partner of Darier Hentsch & Cie, Private Bankers, Geneva from 1985 until 2001. He chaired the Swiss Private Bankers Association from 1998 until 2001. In 2004, he founded GEM – Global Estate Managers – as well as Banque Bénédict Hentsch & Cie S.A., both entities dedicated to global wealth management.

Mr Hentsch was elected to Swiss Re's Board of Directors in 1993. His mandate was renewed in 1997, 2001 and 2005, each time for a further four-year term. He is also a member of the board of the ISC Foundation and the MLE-Foundation, both at the University of St. Gallen.

Robert A. Scott
Non-executive and independent director

Mr Scott, a British and Australian citizen born in 1942, was educated at Scots College, Wellington, New Zealand. He has been a Senior Associate of the Australian and New Zealand Institute of Insurance and Finance (ANZIIF) since 1965 and was made a Commander of the British Empire (CBE) in 2002.

Mr Scott is a retired group chief executive of CGNU plc, now Aviva. In the 1990s, he was group chief executive of General Accident and, following the merger with Commercial Union in 1998, was appointed group chief executive of CGU plc. Following the merger in 2000 with Norwich Union, Mr Scott became group chief executive of CGNU plc, retiring in May 2001. Mr Scott was also chairman of the Association of British Insurers in 2000–2001, and a board member in the previous four years.

Mr Scott joined Swiss Re's Board of Directors in 2002 for a four-year term. He was re-elected for a further four-year term in 2006. Mr Scott is also chairman of the board of directors of Yell Group plc, and a non-executive director of the Royal Bank of Scotland Group plc and Jardine Lloyd Thompson Group plc. In addition, he is an adviser to Duke Street Capital and Pension Insurance Corporation Holdings LLP.

John F. Smith, Jr.
Non-executive and independent director

Mr Smith, a US and Swiss citizen born in 1938, received a Bachelor of Business Administration from the University of Massachusetts in 1960 and a Master of Business Administration from Boston University in 1965.

Mr Smith joined General Motors Corporation, Detroit, in 1961. He became the company's president in 1992, a position he held until 1998. He served as chief executive officer from 1992 to 2000 and was chairman of the board of directors from 1996 to April 2003.

Mr Smith joined Swiss Re's Board of Directors in 2003 for a four-year term. He will stand for re-election at the Annual General Meeting of 20 April 2007. Mr Smith is also chairman of Delta Air Lines and a director of The Procter & Gamble Company. In addition, he serves as a member of the chancellor's executive committee of the University of Massachusetts and as a member of the board of trustees at Boston University.

Kaspar Villiger
Non-executive and independent director

Mr Villiger, a Swiss citizen born in 1941, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a degree in mechanical engineering in 1966.

As an entrepreneur, Mr Villiger co-owned and managed two businesses from 1966 until 1989. Simultaneously, Mr Villiger had several political positions, first in the parliament of canton Lucerne and, from 1982, in the Swiss Federal Parliament. He became a Federal Councillor in 1989. He initially served as Defence Minister, with responsibility for the Federal Military Department. He then became Finance Minister in 1995, being in charge of the Federal Department of Finance until the end of 2003. Mr Villiger was President of the Swiss Confederation in 1995 and 2002.

Mr Villiger joined Swiss Re's Board of Directors in 2004 for a four-year term. He also serves as non-executive director on the boards of Nestlé SA, Vevey, and the newspaper "Neue Zürcher Zeitung", Zurich.

Changes in the course of the business year 2006

George L. Farr, who was a non-executive and independent director since 1996, passed away on 5 November 2006. Swiss Re's Board of Directors and executive management highly appreciated Mr Farr's outstanding commitment and exceptional contribution to Swiss Re.

Nominations for the election to be held at the Annual General Meeting of 20 April 2007

The Board of Directors has decided to nominate the following candidates for re-election to the Board:

- **Raymund Breu,** for a further four-year term;
- **John F. Smith, Jr.,** for a one-year term, in consideration of his age.

The Board of Directors has further decided to nominate the following candidate for first time election to the Board:

- **Hans Ulrich Maerki,** a Swiss citizen, born on 15 November 1946, currently Chairman of IBM Europe, Middle East and Africa. Mr Maerki will step down from his executive functions with IBM in the course of the first half 2007.

3.2 Other activities and vested interests

Please refer to the information provided in each director's biography on pages 74–78.

3.3 Cross-involvement

Cross-involvement refers to interlocking memberships between the boards of directors of two or more listed companies. According to the relevant SWX commentary, the mere fact that a given person holds a seat on the boards of two listed companies is alone sufficient to invoke the obligation to disclose such an interlocking directorate. Pursuant to such definition, the following cross-involvements existed on 31 December 2006:

Peter Forstmoser, Chairman, is also a director of Mikron Holding AG.

Walter B. Kielholz, Executive Vice Chairman, is also chairman of the board of directors of Credit Suisse Group.

Jakob Baer, Director, is also a director and chairman of the audit committees of Adecco SA and Allreal Holding AG, as well as a director of Rieter Holding AG.

Thomas W. Bechtler, Director, is also a director of Bucher Industries, Conzzeta Holding, Credit Suisse Group and Sika AG.

Dennis D. Dammerman, Director, is also director of BlackRock Inc.

Robert A. Scott, Director, is also chairman of the board of directors of Yell Group plc and director of The Royal Bank of Scotland Group plc and Jardine Lloyd Thompson Group plc.

John F. Smith, Jr., Director, is also chairman of the board of directors of Delta Air Lines and a director of The Procter & Gamble Company.

Kaspar Villiger, Director, is also a director of Nestlé.

3.4 Elections and term of office

Principles of the election procedure and term limits
The term of office of a directorship is four years in principle. It usually begins with the date of election by a General Meeting of shareholders and ends on the fourth subsequent Annual General Meeting. Members whose term has expired are immediately eligible for re-election. Each proposed election and re-election is substantiated by the Chairman at the General Meeting and is separately voted upon.

The age limit is 70. Members who reach the age of 70 during a regular term of office shall tender their resignation at the Annual General Meeting following the attainment of that age.

First election and remaining term of each director
Please refer to the table at the beginning of section 3, Board of Directors.

3.5 Internal organisational structure

The organisational structure is laid down in the Corporate Bylaws, which also define the responsibilities of the Board of Directors, its committees, the executive management as well as the reporting procedures. Given their significance, the Corporate Bylaws are reviewed annually by both the Governance Committee and the full Board for consideration of expediency as well as compliance with domestic and applicable international laws, regulations and best practice standards.

a. Allocation of tasks within the Board of Directors

Chairman of the Board of Directors

The Chairman of the Board of Directors (the "Board") exercises ultimate supervision of the executive management on behalf of the Board; he usually attends the meetings of the Executive Committee and the Executive Board and receives all related documentation and minutes; together with the Chairman of the Audit Committee, he is responsible for Group Internal Audit; he appoints its head, subject to confirmation by the Audit Committee, and determines his or her compensation; he convenes meetings of the Board and its committees; he makes preparations for, and presides at, the meetings of the Board; he presides at the General Meetings of shareholders; he ensures adequate reporting to the Board by the Board committees, the Executive Committee and the Executive Board; he coordinates the activities of the Board committees; he receives comments from the directors as to the Board's performance and reports annually to the Board with an assessment of the Board's performance; he represents the Group in matters involving shareholders; in cases of doubt, he makes decisions concerning the authority of the Board or its committees and about the application and interpretation of the Corporate Bylaws.

Executive Vice Chairman

The Executive Vice Chairman liaises between the Board and executive management in matters not reserved to the Chairman; he may attend the meetings of the Executive Committee and the Executive Board and receives the relevant documentation and minutes. Other responsibilities include supervising management's preparation and execution of Board resolutions in operational matters, supervising management's development of Group strategies and overseeing management development for the Group's senior executives.

b. Committees of the Board of Directors: members, tasks and responsibilities

General provisions for all committees

The Board may delegate certain responsibilities, including the preparation and execution of its resolutions, to committees or the Executive Vice Chairman. Any such committee or the Executive Vice Chairman must keep the Board apprised on a timely basis of actions and determinations.

The committees may conduct or authorise special investigations at any time and at their full discretion into any matters within their respective scope of responsibilities, as laid down in their respective charters of duties, thereby taking into consideration relevant peer group practice and general best practice. They are empowered to retain independent counsel, accountants or other experts if deemed necessary, including for purposes of benchmarking best practice, and shall receive appropriate funding for payment of compensation to such outside advisors.

Audit Committee
Members
Jakob Baer, Chair
Raymund Breu
Rajna Gibson Brandon
Robert A. Scott
John F. Smith, Jr.

Independence and other qualifications
All members of the Audit Committee must be non-executive and independent. In addition to the independence criteria applicable for the Board members, members of the Audit Committee may not accept any consulting, advisory, or other compensatory fee from the company. All members must be financially literate. At least one member must have the attributes qualifying such member as an Audit Committee Financial Expert as determined by the Board. Furthermore, Audit Committee members should not serve on audit committees of more than two other listed companies.

Tasks and responsibilities
The central task of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities as they relate to the integrity of the Group's financial statements, the Group's compliance with legal and regulatory requirements, the external auditor's qualifications and independence, and the performance of the Group's internal audit function and its external auditor.

The Committee serves as an independent and objective monitor of the Group's financial reporting process and system of internal control, and facilitates ongoing communication between the external auditor, management, Group Internal Audit and the Board with regard to the Group's financial position and affairs. The Audit Committee reviews its own performance annually.

More specific duties and responsibilities of the Committee are listed in its charter of duties.

Compensation Committee
Members
Robert A. Scott, Chair (from 8 December 2006, previously George L. Farr)
Thomas W. Bechtler
Raymund Breu (from 8 December 2006)
Dennis D. Dammerman

Independence
All members of the Compensation Committee must be non-executive and independent.

Tasks and responsibilities
Formerly known as the Compensation and Appointments Committee, the Compensation Committee was renamed in February 2007, when personnel matters were transferred to the Governance Committee (the former Governance and Shareholder Relations Committee). Its charter of duties was amended accordingly. The tasks and responsibilites outlined below reflect the current status.

The Compensation Committee oversees the development of a set of compensation principles, submits them to the Board for approval, monitors adherence to such principles and regularly discusses their appropriateness; it keeps itself informed of industry and peer compensation practice; it recommends to the Board the remuneration of the members of the Board other than the Chairman and the Executive Vice Chairman; it determines the compensation of the Chairman, the Executive Vice Chairman, the CEO and the members of executive management on the basis of their performance; it determines the total amount for bonus payments, related deferral plans and long-term incentive plans on the basis of achieved performance; it reviews and approves the Group's compensation and pension plans; it ensures compliance with any remuneration disclosure requirements; it approves employment contracts with the Chairman, the Executive Vice Chairman, the Chief Executive Officer and the members of executive management; it also reviews its own performance annually.

Finance and Risk Committee
Members
John R. Coomber, Chair (from 1 March 2006, previously Rajna Gibson Brandon)
Jakob Baer
Dennis D. Dammerman (from 1 March 2006)
Rajna Gibson Brandon
Walter B. Kielholz
Robert A. Scott
Kaspar Villiger

Tasks and responsibilities
This Committee oversees risk management, approves the fundamental risk management principles, reviews their implementation, and the appropriateness of the Group's risk management framework and its implementation. It reviews, and makes recommendations in respect of, the Group's risk strategy proposed by management, it evaluates the bases on which the Board determines the overall risk tolerance and the risk appetite for the Group's most significant risk taking activities, and it also reviews the strategic asset allocation and its conformity with the risk tolerance level as determined by the Board; in respect of risk controlling, it reviews the methodology for risk measurement, the results of risk-adjusted capital calculations and the most significant risk exposures and their limits, and it receives reports on the Group-wide use of derivative instruments; in respect of the balance sheet, it reviews the valuation of assets and liabilities for economic, accounting and regulatory purposes, and the treasury strategy; it reviews capital adequacy, the ratings received from the rating agencies, and management's reaction and recommendations thereto; and it reviews the Group's integrated portfolio risk management activities. The Finance and Risk Committee reviews its own performance annually.

Governance Committee
Members
Peter Forstmoser, Chair
Dennis D. Dammerman (from 1 March 2006)
Benedict G. F. Hentsch
Walter B. Kielholz
John F. Smith, Jr.
Kaspar Villiger

Tasks and responsibilities
Formerly known as the Governance and Shareholder Relations Committee, the Governance Committee was renamed in February 2007. The committee is now also responsible for personnel matters which used to be the duty of the former Compensation and Appointments Committee. The charter of the Governance Committee was amended accordingly. The tasks and reponsibilites outlined below reflect the current status.

The Committee keeps itself informed on corporate governance developments; it measures the Group's governance against relevant best practice standards and informs the Board of its findings and emerging trends; it makes proposals that ensure an adequate size and a well-balanced composition of the Board and further ensures that a majority of the Board is independent; it evaluates candidates for Board membership and makes recommendations to the Board; it evaluates proposals made to the Board for the appointment and removal of members of executive management; it ensures the effectiveness of executive succession and emergency planning processes; it ensures compliance with corporate governance disclosure requirements; it annually reviews the company's Articles of Association and the Corporate Bylaws and informs the Board of its findings and proposals; it reviews the Group's communication policy; it periodically reviews the Group's guiding principles, the corporate citizenship activities and the corporate sustainability plan; it monitors investor relations activities and the relationship with rating agencies; it examines how public reports are perceived, especially with regard to whether they fulfil the needs and expectations of international investors; it monitors the shareholder structure; it has initial responsibility for assessing any merger and take-over proposals submitted to the Group; it has initial responsibility for reviewing material transactions with any of the Group's significant shareholders; and it establishes a procedure for the directors to comment on the Board's performance. The Governance Committee reviews its own performance annually.

c. Work methods of the Board of Directors and its committees
In 2006, the Board had six regular meetings on two consecutive days. The first day is reserved for committee meetings, while on the second day the full Board meets for as long as required, usually the whole day. The regular meetings are typically held in early and late February, April, June, September and December. Additional meetings were called at short notice if and when required. Each of the regular Board meetings has a special focus, broadly determined by Swiss Re's reporting schedule, and including such topics as strategic issues, financial statements, analysis of internal results, the medium-term business plan, and corporate governance. Meeting invitations and agendas are delivered to the directors about 10 days before the meetings together with written materials, including recent financial information, to permit meaningful preparation.

In 2006, the following meetings were held:

Dates	BoD[1]	AC[2]	CC[3]	FRC[4]	GC[5]
1 February			regular		
2/3 February	regular	regular		regular	regular
28 February/1 March	regular	regular	regular	regular	
10 April	extra	regular			
19/20 April	regular	regular	regular	regular	regular
27 April	extra				
8/9 June	extra				
15–17 June	regular			regular	
21 July		extra			
3 August		regular			
14/15 September	regular	regular	extra	regular	
28 September	extra				
10 November		extra			
30 November		extra			
7/8 December	regular		regular	regular	regular

[1] Board of Directors
[2] Audit Committee
[3] Compensation Committee
[4] Finance and Risk Committee
[5] Governance Committee

Normally, the members of the Executive Committee attend the meetings of the Board in an advisory capacity. Attendance at committee meetings is normally restricted to those members of executive management with the information and expertise required for the relevant committee to perform its duties. The Head of Group Internal Audit and at least the two head auditors of the external auditor regularly participate in Audit Committee meetings.

The average attendance rate at the regular Board meetings was 98.7% throughout the year. Including the extraordinary meetings that were convened at relatively short notice, the average attendance rate was 94.2%.

For every meeting, it is contemplated that an executive session be held for discussions between the Board of Directors and the Chief Executive Officer, discussions involving all members of the Board, or discussions among the independent members of the Board, as the case may be.

3.6 Definition of areas of responsibility

Swiss Re's Board of Directors has delegated the responsibility for managing the Group's operations to the Executive Committee (see section 4 below). In 2006, it comprised seven members. The Executive Committee has, as a rule, two meetings per month, except when the Executive Board meets and in holiday seasons. In 2006, the Executive Committee met 32 times; it involved the members of the larger Executive Board in 16 of these meetings, some of which extended to two or more consecutive days. One meeting to consider strategic issues was held over a period of four days.

In addition to its overall responsibility for the operational management of the Group, the Executive Committee has, inter alia, the following specific key responsibilities:

- Submits proposals to the Board of Directors relating to all matters within the Board's responsibilities, for the Board's consideration, such as the Group strategy, the business plan, risk tolerances, accounting principles and financial statements;
- Approves the strategies, structures and business plans of the global functions and divisions;
- Establishes principles on financing through capital markets, financing Group companies and the allocation of financial resources within the Group;
- Decides on individual debt issuances and credit facilities;
- Establishes the performance targets for the Group, the global functions and the divisions, monitors performance and takes any necessary action;
- Forms Group Committees, delegates to them authorities and responsibilities, and issues binding Group guidelines;
- Decides on the underwriting authority of the business functions and divisions, and on individual reinsurance transactions exceeding their underwriting authority;
- Exercises oversight responsibilities in respect of the Group's internal control evaluation and certification process;
- Oversees the implementation of Group compliance procedures, monitors remediation of identified regulatory and compliance deficiencies and ensures that appropriate risk management committees are constituted;
- Assumes responsibility for personnel planning and management development of the Group, decides on promotions to or removals of Managing Directors, and appoints the Responsible Actuary.

The Executive Committee is supported by the larger Executive Board made up of 21 senior executive officers (including the seven members of the Executive Committee). All members of the Executive Board are appointed by the Board of Directors upon recommendation of the Chief Executive Officer and after consultation with the Governance Committee. The Executive Board has two objectives:

- Defines the most senior management team with direct accountability and responsibility for divisions; and
- Acts as a sounding board for strategic development and discussion, and tables Group-wide issues such as the business plan.

3.7 Information and control instruments of the Board vis-à-vis executive management

a. Participation of Board members at meetings of executive management

Both the Chairman of the Board and the Executive Vice Chairman are invited to all meetings of the Executive Committee; effectively, the Board of Directors was represented at 24 of the 32 meetings. The Chairman of the Board and the Executive Vice Chairman always receive the meeting documentation and minutes.

b. Involvement of executive management in Board meetings and committee meetings

As a matter of principle, all members of the Executive Committee are invited to all meetings of the Board of Directors. At the meetings of the Board committees, executive management members participate in an advisory capacity as follows:

Audit Committee	Jacques Aigrain Ann F. Godbehere[1]
Compensation Committee	Jacques Aigrain
Finance and Risk Committee	Jacques Aigrain Roger W. Ferguson Ann F. Godbehere[1] Stefan Lippe Benjamin Meuli Christian Mumenthaler
Governance Committee	Jacques Aigrain Ann F. Godbehere[1]

[1] Until 28 February 2007

c. Description of periodic reporting by executive management
At each Board meeting, the "Executive Report" is a standard agenda item, comprising a comprehensive CEO report accompanied by reports of the three business function heads. In addition, Board members receive a printed Monthly Business Update based on the electronic Management Information System.

d. Assurance Framework
Swiss Re's governing bodies recognise the value of a high quality corporate Assurance Framework. As governance and accounting standards continue to evolve, it is essential that Swiss Re's governing bodies strive to have a best in class system of coordinated assurance functions to rely on. Therefore, the corresponding framework is subject to periodic reviews and improvements as required.

Assurance functions in Swiss Re comprise an internal audit organisation, a dedicated organisation that ensures compliance with legal and regulatory requirements as well as ethical standards, a risk management system designed for the size, complexity and risk profile of the company, and a specially qualified external auditor.

d1. Group Internal Audit
Group Internal Audit (GIA) is an independent, objective assurance and consulting function performing activities designed to assess the adequacy and effectiveness of the Group's internal control systems, and add value through improving the Group's operations. GIA helps the Group accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control, and governance processes.

GIA staff govern themselves in accordance with the Code of Ethics established by the Institute of Internal Auditors (IIA). The IIA's "International Standards for the Professional Practice of Internal Auditing" constitute the operating guidance for the department. In addition, GIA adheres to the Group's guidelines and procedures, as well as to GIA's own manuals and guidelines governing its organisation and processes.

Authority is granted for full, free and unrestricted access to any and all of the Group's property and personnel relevant to any function under review. All employees are required to assist GIA in fulfilling their duty. Documents and information provided to GIA will be handled prudently, respecting their confidentially as defined by the function which has ownership of the information.

GIA performs its internal audit activities with independence and objectivity. Activities are coordinated with the other assurance functions as they are defined in the Assurance Framework. Group Internal Audit has no direct operational responsibility or authority over any of the activities they review.

The scope of GIA encompasses the examination and evaluation of the adequacy and effectiveness of the Group's internal controls environment, and the quality of performance in carrying out assigned responsibilities to achieve the organisation's goals and objectives. In fulfilling its responsibilities, GIA

- submits audit services plans to the Audit Committee for approval;
- periodically reports to the Audit Committee;
- informs the Audit Committee about significant findings during the year;
- provides any additional information requested by the Audit Committee.

d2. Compliance

Compliance at Swiss Re means the upholding of legal, regulatory and ethical standards by all staff and all legal entities throughout the Group. The Compliance function accordingly provides and maintains compliance-related policies, procedures, training and monitoring regimes designed to ensure that established businesses adhere to established internal and external rules – laws, regulations, ethical standards – in each location where Swiss Re operates. The Compliance Officers, who support and advise management in its ultimate responsibility to ensure compliance with laws, regulations and ethical standards, report to the Group Compliance Officer on any instances of non-compliance or other compliance-relevant matters. External regulatory compliance requirements for Swiss Re's regulated Group companies are addressed by the Head of Legal Entity Compliance. The Group Compliance Officer provides regular compliance reports to the Group Audit Committee and the Executive Committee. Swiss Re has developed a Group-wide Code of Conduct (see: swissre.com/About Us/Corporate governance/Regulations), which lays down the Group's core principles and values, and offers guidance on how to apply these in all business activities. The Code of Conduct also sets out certain behavioural standards which all Swiss Re employees are expected to maintain. A Group Compliance Programme defines the accountabilities and duties of both management and Compliance Officers at Swiss Re. Training for staff and Compliance Officers is carried out regularly at both local and Group level to ensure ongoing best practice in compliance matters throughout the Group. Within the Group's Assurance Framework, Compliance takes on a specialist risk controlling and reporting function; accordingly, each Compliance Officer conducts periodic compliance risk assessments and advises management on appropriate compliance control measures. Compliance interacts closely with Group Regulatory Affairs (see below) and various other control functions, typically Operational Risk Management and Group Internal Audit, as well as with many middle office functions.

d3. Regulatory Affairs
Vested within Group Finance and headed by the Chief Regulatory Officer, Swiss Re has established a Group Regulatory Affairs function and a Group Regulatory Affairs Network to support the Group in monitoring regulatory developments with a Group impact and ensure a consistent approach to the external communication of regulatory matters. Group Regulatory Affairs assumes a coordinating role in preparing Swiss Re to address and steer current and emerging regulatory reporting standards as well as regulatory capital requirements. Its tasks include ensuring a consistent representation of Swiss Re's regulatory interests at all levels, preparing and coordinating Swiss Re's strategic regulatory positions, and leading major regulatory implementations. The Group Regulatory Committee steers the activities and initiatives of Group Regulatory Affairs, and decides on Swiss Re's regulatory positions.

d4. Risk Management
For the risk management organisation and its responsibilities, please see the detailed section on pages 54–55 of the Annual Report.

d5. External auditor
Please refer to section 8.4.

e. Description of the Management Information System (MIS)
Members of the Board of Directors have access to a protected Internet site which offers a variety of information. The site includes a comprehensive electronic Management Information System (MIS). The MIS provides a strategic dashboard, an overview of the current status of strategic initiatives, the current financial performance, information on risk and capital management aspects, an analysis of the competitive landscape, and information on Swiss Re shares. Further sections supply detailed information on Swiss Re's business and corporate functions:

4 Executive management

4.1 Members of the Executive Committee

Membership as at 31 December 2006

Name	Nationality	Age	Function
Jacques Aigrain	Swiss and French	52	Chief Executive Officer
Ann F. Godbehere	Canadian and British	51	Chief Financial Officer
Christian Mumenthaler	Swiss	37	Chief Risk Officer
Michel M. Liès	Luxembourg	52	Head of Client Markets
Stefan Lippe	German	51	Head of Products
Roger W. Ferguson	US	54	Head of Financial Services
Andreas Beerli	Swiss	55	Chief Operating Officer

Jacques Aigrain
Chief Executive Officer
Member of the Executive Committee

Mr Aigrain, a Swiss and French citizen born in 1954, received a PhD in economics in 1981 from the Sorbonne in France and a master's degree in economics from Paris-Dauphine University.

Mr Aigrain started his career with JP Morgan in 1981 and had various functions in investment banking in London, Paris and New York. Immediately prior to joining Swiss Re, he was a managing director and a member of JP Morgan's investment banking management committee, where he was co-head of client coverage.

In June 2001, he joined Swiss Re as Head of the Financial Services Business Group and member of the Executive Committee. In August 2004, the Board of Directors appointed Mr Aigrain Deputy CEO in addition to his Financial Services role, a task that included a number of coordination functions across the firm, in particular Regulatory Affairs. He was appointed CEO with effect from 1 January 2006.

Mr Aigrain is a member of the board of directors of Swiss International Air Lines Ltd., Basel, a member of the board of the International Association for the Study of Insurance Economics, Geneva ("The Geneva Association") and a member of various advisory committees of a regional or financial nature.

Ann F. Godbehere
Chief Financial Officer, Head of Global Finance (until 28 February 2007)
Member of the Executive Committee

Ms Godbehere, a Canadian and British citizen born in 1955, qualified as a Certified General Accountant in Canada in 1984 and became a fellow of the Certified General Accountant's Association in 2003. She started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined the Mercantile & General Reinsurance Group in 1981, where she held several management roles, including Senior Vice President and Controller for both the life and health, and property and casualty businesses throughout North America.

Ms Godbehere joined Swiss Re in 1996, following the acquisition of the Mercantile & General Group. Until 1998, she held a number of senior positions in Swiss Re Life & Health North America, the last of which being Chief Executive Officer of Swiss Re Life & Health Canada. From 1998 to 2001, she was the Chief Financial Officer of the Life & Health Business Group based in London and, from 2002 to 2003, Chief Financial Officer of the Property & Casualty Business Group based in Zurich.

On 1 April 2003, Ms Godbehere was appointed Chief Financial Officer of Swiss Re Group and became a member of the Executive Committee. In December 2006, it was announced that she would leave Swiss Re at the end of February 2007.

Ms Godbehere is also a board member of IMD, the Swiss based international business school.

Christian Mumenthaler
Chief Risk Officer, Head of Global Risk Management
Member of the Executive Committee

Mr Mumenthaler, a Swiss citizen born in 1969, received a PhD from the Institute of Molecular Biology and Biophysics at the Swiss Federal Institute of Technology (ETH) in Zurich. He started his professional career in 1997 as an Associate at the Boston Consulting Group before joining Swiss Re in 1999 as manager in Group Strategic Planning.

Between 1999 and 2002, Mr Mumenthaler was responsible for a number of key company projects, including securitisation solutions for the Group. In 2002, he established a new unit, Group Retro & Syndication, which was responsible for optimising the Group's risk and capital base through retrocession and securitisation. He was appointed Group Chief Risk Officer and Head of Risk & Knowledge Division effective 1 January 2005. At the same time, he became a member of the Executive Committee. In September 2005, he became Head of Global Risk Management.

Mr Mumenthaler's commitments in organisations outside Swiss Re include memberships in the International Risk Governance Council (IRGC) as Vice Chairman, the World Business Council for Sustainable Development (WBCSD) and the Young Global Leaders at the World Economic Forum (WEF).

Michel M. Liès
Head of Client Markets
Member of the Executive Committee

Mr Liès, a citizen of Luxembourg born in 1954, gained a degree in mathematics from the Swiss Federal Institute of Technology (ETH) in Zurich in 1974.

In 1978, he joined the Life department of Swiss Re in Zurich and was mainly active in the Latin American market. From 1983 to 1993, he was responsible for France and the Iberian Peninsula, and coordinated Swiss Re's life strategy across the European Community.

In 1994, he transferred to the non-life sector of the Southern Europe/Latin America department, where he was initially responsible for the Spanish market. He was appointed head of the same department at the beginning of 1997. He became a member of the Executive Board and Head of Latin America Division in 1998. On 1 April 2000, he was named Head of Europe Division and from 2002 to the end of 2004 he assumed the role of Chief Executive Officer of Swiss Re Germany. He was appointed to his current position in September 2005.

Mr Liès is a member of the board of the Swiss Insurance Association.

Stefan Lippe
Head of Products
Member of the Executive Committee

Mr Lippe, a German citizen born in 1955, graduated in mathematics and business administration from the University of Mannheim in 1982. He obtained his doctorate in 1982 while working as scientific assistant to the chair of insurance business management, being awarded the Kurt Hamann foundation prize for his thesis.

In October 1983, he joined Bavarian Re as a team member of a business analysis project. He was appointed deputy member of the board of management in 1988 and a full member in 1991, when he assumed general responsibility for the company's operations in the German-speaking area. In 1993, he became chairman of the board of management of Bavarian Re. Since 2001, he has been chairman of the board of directors of the renamed Swiss Re Germany Holding AG.

Mr Lippe was appointed a member of Swiss Re's Executive Board in 1995, as Head of the Bavarian Re Group. In 2001, he was assigned as Head of the Property & Casualty Business Group and appointed a member of the Executive Committee. In September 2005, he assumed the position of Head of the Products business function.

Roger W. Ferguson
Head of Financial Services
(since 3 October 2006)
Member of the Executive Committee

A US citizen born in 1951, Mr Ferguson received a PhD in economics in 1981, a JD in law in 1979 and a BA in economics in 1973, all from Harvard University.

Prior to his employment at Swiss Re, Mr Ferguson served as Vice Chairman of the Board of Governors of the US Federal Reserve System from 1999 to 2006 and, from 1984 to 1997, was an Associate and Partner at McKinsey & Company, where he managed a variety of studies for financial institutions, and was Director of Research and Information Services. From 1981 to 1984, he was an attorney at the New York City office of Davis Polk & Wardwell, where he worked on syndicated loans, public offerings, mergers and acquisitions, and new product development.

Mr Ferguson joined Swiss Re in June 2006 from the US Federal Reserve Board as Chairman of Swiss Re America Holding. In October 2006, he was appointed Head of Financial Services and a member of Swiss Re's Executive Committee.

Mr Ferguson is a member of the Board of Overseers of Harvard University and of the Board of Trustees of the Institute for Advanced Study. He is also a member of the Council on Foreign Relations and the Group of Thirty.

Andreas Beerli
Chief Operating Officer
Member of the Executive Committee

Mr Beerli, a Swiss citizen born in 1951, graduated in law in 1976 and received a doctorate in law from the University of Basel in 1983. He joined Swiss Re in 1979, serving in various marketing functions until 1984. He then worked for Credit Suisse in private banking and for the Baloise Insurance Group, where he served in the Company's foreign operations.

He rejoined Swiss Re in 1993 as chief of staff. Two years later, he assumed marketing responsibilities for Austria, Italy and Switzerland. In 1997, he was appointed managing director of Swiss Re Italia SpA in Rome, successfully restructuring and integrating the newly acquired Italian reinsurance company Uniorias. In 1998, he assumed an additional position as Head of the Global Clients unit. He served as Head of the Americas Division from January 2000 to December 2005 and took on a new role as Chief Operating Officer on 1 January 2006.

Mr Beerli is the chairman of the Reinsurance Association of America.

Changes in the course of the business year 2006

In April, it was announced that John F. Fitzpatrick would step down with immediate effect as Head of Financial Services and member of the Executive Committee to focus on a new project. Jacques Aigrain took on the role of interim head.

In June, the retirement was announced of Jacques E. Dubois as Head of Corporate Development and Chairman of Swiss Re America Holding at the end of the year. Roger W. Ferguson joined Swiss Re to succeed him as Chairman of Swiss Re America Holding and member of the Executive Board; Mr Ferguson was subsequently appointed Head of Financial Services and member of the Executive Committee on 3 October 2006.

In December, it was announced that George Quinn would succeed Ann F. Godbehere as Chief Financial Officer and member of the Executive Committee with effect from 1 March 2007.

George Quinn, a British citizen born in 1966, joined Swiss Re in 1999 from KPMG, where he led the team that advised Swiss Re on its Swiss GAAP project from 1996 to 1998. He was Chief Accounting Officer from 1999 to 2003. From 2003 to 2005, he was Chief Financial Officer of the Financial Services Business Group. In 2005, Mr Quinn was also appointed Regional Chief Financial Officer for the Americas, based in New York, and played a leading role in the integration of Insurance Solutions.

Mr Quinn is a member of the Institute of Chartered Accountants in England and Wales, and holds a degree in Engineering from the University of Strathclyde. He has represented Swiss Re in the Geneva Association's accounting task force and the European Insurance

CFO Forum. He has also served as a member of the International Accounting Standards Board's insurance advisory committee.

4.2 Other activities and vested interests

To the extent that members of the Executive Committee are engaged in activities in governing and supervisory bodies, institutions and foundations, or perform permanent management and consultancy functions for important interest groups or accepted official functions and political posts, such information is included in the curricula vitae under 4.1 above.

4.3 Management contracts

Swiss Re has not entered into reportable management contracts with any third party.

5 Compensation, shareholdings and loans

5.1 Content and method of determining the compensation and shareholding programmes

The Board's Compensation Committee recommends to the Board the remuneration of the members of the Board (other than the Chairman and the Executive Vice Chairman); it determines the compensation of the Chairman, the Executive Vice Chairman, the CEO and the members of the executive management on the basis of their performance. It also ensures the development of a set of Group compensation principles and compliance with any remuneration disclosure requirements. The Compensation Committee retained Mercer Human Resource Consulting, New York, in the year under review. Mercer attended the meetings as independent expert providing advice regarding best practice and the levels of compensation, including comparisons with a peer group of companies.

The members of the Board of Directors receive an honorarium of CHF 325 000 per annum from 22 April 2006 (previously CHF 250 000 per annum). A minimum of 40% of the honorarium must be taken in Swiss Re shares with a four-year deferral period. The Chairman of the Board, the Executive Vice Chairman as well as the chairmen of the Audit Committee, the Compensation Committee and the Finance and Risk Committee receive a higher compensation to reflect their increased responsibilities and engagements. The Chairman of the Board and the Executive Vice Chairman are, in addition, eligible for a variable payment based on the company's performance. The non-executive members are not eligible for any pension benefits or long-term incentive plans.

The members of the Executive Committee are paid a base salary as well as a variable annual performance incentive (bonus), and participate in a long-term incentive plan. The fixed salary is paid in cash, while the bonus consists of a current portion (which can be elected either in cash or deferred shares with a blocking period of four years) and a delayed portion which is allocated to the Value Alignment Incentive plan (VAI). 45% of the bonus for members of the Executive Board and 60% of the bonus for the CEO are allocated to the VAI.

The VAI has been introduced to support Swiss Re's philosophy of carrying appropriate reserves. It links the final bonus to be paid to the development of prior year claims over a three-year period. The part of the bonus which is allocated to the VAI is multiplied by a factor that varies between 62.5% and 187.5%. The factor is linked to the surplus or deficiency of the claims provisions set at the end of the current financial year after a three-year development period. The VAI is paid in cash at the end of the three-year period.

Swiss Re has stopped granting employee stock options on a regular basis. A new Long-Term Incentive plan (LTI) was introduced in 2006 for a select group of senior executives. The plan contains performance criteria based on a matrix of average return on equity and compound earnings per share growth over a three-year period. It is therefore aligned with shareholder interests. The LTI is denominated in units being the grant amount divided by the share price at the grant date. This initial grant for the members of the Executive Committee, at the date of grant (3 March 2006) was CHF 8.76 million or 97 450 units for the year ended 31 December 2006, based on the share price of CHF 89.90 at the date of grant. The final payout in 2009 will be the number of units multiplied by the share price at the end of the three-year period and by a factor that can vary between 0% and 200% based on the matrix of average return on equity and compound earnings per share growth over the three-year period.

The Executive Committee's performance assessment is based on annual objectives involving financial and qualitative elements. The bonuses distributed for a year's service are paid in March of the following year. All amounts disclosed relate to the performance year 2006 with some elements credited in March 2007.

5.2 Compensation for acting members of governing bodies

The disclosure follows the SWX Directive, which requires differentiation between the executive members of the Board of Directors and the Executive Committee in total and the non-executive members of the Board of Directors in total. The 2006 disclosure relates to 9 executive members as opposed to 21 members in 2005. This change to the reporting scope was made to better reflect the spirit of the disclosure requirements and improve comparability with other firms. Therefore, the 2005 compensation figures have been restated in order for them to be comparable to the 2006 figures. This applies to the tables shown on page 94.

9 executive members – 1 Executive Vice Chairman and 8 Executive Committee members

CHF millions	2005	**2006**
Base salary and allowances	15.09	**14.23**
Variable pay	19.06	**34.25**
Cash bonus (included in variable pay)	11.30	**19.59**
Bonus shares (included in variable pay)	7.76	**2.62**
VAI (included in variable pay)	0.00	**12.04**
Compensation due to member leaving[1]	0.00	**6.07**
Subtotal	34.15	**54.55**
Actuarial funding of pension benefits	9.54	**10.30**
Total	43.69	**64.85**

[1] The member who left the Executive Committee in 2006 had an expatriate contract which contained tax equalisation provisions between his home country and the country where he resided. The amount is strongly impacted by such tax effects, some of which span over several years.

In addition, the estimated fair value of the LTI granted to 6 members of the Executive Committee was as shown below. This fair value was estimated based upon the actual results for 2006 and the forecast results for 2007 and 2008. It will change based upon the actual results in 2007 and 2008.

CHF millions	2006
LTI granted in year at grant value as of 3 March 2006	**8.76**
LTI granted in year at fair value as of 31 December 2006[1]	**14.54**

[1] The value of the 2006 LTI payout will fluctuate until payment in 2009.

12 non-executive members (2005: 10) – Board of Directors

CHF millions	2005	2006
Honorarium	1.92	**2.67**
Cash bonus	1.00	**1.00**
Deferred and non-deferred shares	2.08	**2.71**
Total	5.00	**6.38**

The bonus shares allotted representing the variable pay shown above are as follows

Share allocation (deferred shares)	2005	2006
9 executive members	101871	**31968**
12 non-executive members (2005: 10)	26252	**38090**
Total	128123	**70058**

All shares awarded to the Executive Committee are subject to a four-year deferral period. The bonus plan stipulates that Executive Committee members elect a split between cash and shares. The share price of 2 March 2007 will be used to determine the actual allocation of these shares. To reflect the deferred nature of these shares, a discount of 6% per annum was applied, leading to an estimated value of CHF 82.10, which has been used to determine the amount of compensation shown in the table above. This approach coincides with the tax treatment of the shares in Switzerland. At the end of the four-year deferral period the number of shares awarded is uplifted by 25%.

Members of the Board of Directors receive an honorarium, a mandatory 40% of which is in the form of shares; the remainder may be taken either in the form of cash or shares with a four-year deferral period. The share price at 3 March 2006 of CHF 89.90 has been used for calculating the number of shares awarded based upon the amount of the honorarium received in shares. The discounted value of CHF 71.20 at 3 March 2006 has been used to determine the amount of compensation shown in the table above.

The total shown in the tables above includes all the remuneration components except for restricted shares and options, which are shown separately. Cash payments, allowances, variable pay, value of preferential rates on loans, other financial benefits, as well as the amount of actuarial funding needed for pensions are included in this figure. Swiss Re does not have a separate pension plan for members of the governing bodies. Please note that the actuarial funding can vary substantially from year to year, depending on age and years of service of the benefiting Executive Committee members.

5.3 Compensation for former members of governing bodies

	CHF
3 executive members	162 962
Non-executive members	None
Total	**162 962**

The payments made to former members of the Executive Committee relate to periodic services such as representation in boards and associations on behalf of the firm.

5.4 Share allotment in the year under review

The shares allotted during the year are shown in section 5.2.

5.5 Share ownership

	Number of shares held on 31 December 2006
7 executive members (as defined in section 5.2)	479 804
11 non-executive members (as defined in section 5.2)	290 707
Total	**770 511**

In addition to those shares held by the person in question on the reporting date, shareholdings consist of any shares held by such person's spouse, minors, and of directly controlled companies.

5.6 Options and related instruments

Options

Swiss Re no longer grants options on an annual basis. The following options were held by members of governing bodies on 31 December 2006.

Executive members

	Exercise price in CHF								
Grant year	67	74	91	93	128	144	152	162	181
1997 (2)		18 000							
1998 (5)							41 400		
1999 (5)								64 200	
2000 (4)					90 000				
2001 (5)									287 000
2002 (7)						198 500			
2003 (7)	245 000								
2004 (5)				162 000					
2005 (4)			165 000						

In brackets: number of participating members

Non-executive members

Grant year	78	83	93	128	144	152	162	186
							Exercise price in CHF	
1998 (1)						11000		
1999 (1)							12000	
2000 (1)				24000				
2001 (1)								40000
2002 (1)					40000			
2003 (2)	120000							
2004 (1)			60000					
2005 (2)		90000						

In brackets: number of participating members

All options have a four-year vesting period, during which there is a risk of forfeiture, and an exercise period of six years. The exchange ratio is 1:1, ie each option entitles the beneficiary to purchase one share at an unadjustable exercise price.

In addition, 100000 options with a strike price of CHF 94.00 were granted to an executive member leaving Swiss Re in 2006.

Restricted shares

In 2004 and 2005, the beneficiaries of the option programme received, as an alternative to the stock options, the right to opt for restricted shares. The applicable ratio was four to one, ie four stock options equalled one restricted share. The restricted shares vest after four years. During the vesting period, there is a risk of forfeiture.

Overview of the restricted shares held

Executive members

Grant year	Share price in CHF as of date of grant 93	83
2004 (2)	8750	
2005 (5)		38750

In brackets: number of participating members

Non-executive members

Grant year	Share price in CHF as of date of grant 93	83
2004 (1)	10000	
2005 (1)		5000

In brackets: number of participating members

5.7 Additional fees and remuneration

Under the SWX Directive, Swiss Re is required to disclose the sum of the honorariums (eg consultancy fees) and other remunerations billed to Swiss Re or any of its Group companies by a member of a governing body, or parties closely linked to such persons for additional services performed during the year under review, in the case of sums exceeding half of the ordinary remuneration of the member in question. No such additional payments were made.

5.8 Loans to members of governing bodies

	CHF millions
Mortgages and loans to 5 executive members	12.1
Mortgages and loans to non-executive members	none

All credit is secured against real estate or pledged shares. The terms and conditions of loans and mortgages are the same as those available to all Swiss Re employees in the respective locations. Fixed-rate mortgages have a maturity of five years and interest rates that correspond to the five-year Swiss franc swap rate plus a margin of 10 basis points. Adjustable-rate mortgages have no agreed maturity dates. The basic preferential interest rates equal the corresponding interest rates applied by the Zurich Cantonal Bank minus one percentage point. To the extent that fixed or adjustable interest rates are preferential, such values have been factored into the compensation sums given to the governing body members under section 5.2 Compensation for acting members of governing bodies, on pages 93–94.

5.9 Highest total compensation

The compensation of the highest paid member of the Board of Directors (Peter Forstmoser) during the reporting year can be broken down as follows:

	Number of shares	CHF millions
Compensation (as defined in 5.2)		1.70
Number of shares	16409	

The shares have an estimated discounted value of CHF 82.10. The share price of 2 March 2007 will be used for the actual allocation of the shares.

6 Shareholders' participation rights

6.1 Voting right restrictions and representation

Voting right restrictions, statutory group clauses, exception rules
There are no voting right restrictions, no statutory group clauses and hence no rules on making exceptions.

Reasons for making exceptions in the year under review
No exceptions were made.

Procedure and conditions for cancelling statutory voting right restrictions
As there are no voting right restrictions, there is neither a procedure nor a condition for their cancellation.

Statutory rules on participating in the General Meeting of shareholders if differing from legal provisions
In line with the legal provisions, any shareholder with a voting right may have his/her shares represented at any General Meeting by another person authorised in writing or by corporate bodies, independent proxies or proxies for deposited shares. Such representatives need not be shareholders.

6.2 Statutory quorums

The Articles of Association do not provide for any statutory quorums. Any General Meeting of shareholders passes resolutions by an absolute majority of the votes validly cast, subject to the compulsory exceptions provided by law.

6.3 Convocation of the General Meeting of shareholders

The statutory rules on the convocation of the General Meeting of shareholders correspond with the legal provisions. Accordingly, the General Meeting of shareholders is summoned at least 20 days before the date of the meeting by notice published in the Swiss Official Gazette of Commerce.

6.4 Agenda

The Board of Directors announces the agenda. Shareholders with voting powers whose combined holdings represent shares with a nominal value of at least CHF 100 000 may, up to 45 days before the date of the meeting, demand that matters be included in the agenda. Such demands must be in writing and must specify the items and the proposals to be submitted.

6.5 Registrations in the share register

There is no statutory rule on the deadline for registering shareholders in connection with the attendance of the General Meeting. In recent years, Swiss Re has acknowledged voting rights of shares which were registered at least two working days before the General Meeting. In 2006, the qualifying dates were 24 February and 19 April for the Extraordinary General Meeting held on Monday 27 February and the Annual General Meeting on Friday 21 April 2006, respectively.

7 Changes of control and defence measures

7.1 Duty to make an offer

Swiss Re has not taken any defence measures against take-over attempts. The governing bodies believe that the best protection is a fair valuation of the shares. They believe in the efficiency of a free market rather than relying on defence measures that normally have a long-term negative effect on the share price development. Therefore, there are no statutory rules on "opting up" or "opting out". ("Opting up" is a statutory rule based on which the triggering threshold would be lifted to a higher percentage, while "opting out" is a statutory rule waiving the legal duty to submit an offer.) Should a shareholder reach the threshold of 33 1/3 % of all voting rights, then, pursuant to the Stock Exchange Act, the shareholder would be required to submit a general take-over offer.

7.2 Clauses on change of control

Unvested bonus shares, share options, and certain other employee benefit programmes would vest upon a change of control. Rights of members of the governing bodies are identical to those of employees generally.

8 Auditors

8.1 Duration of the mandate and term of office of the head auditors

PricewaterhouseCoopers AG, then known as Revisuisse Price Waterhouse AG, were elected as Swiss Re's auditors at the Annual General Meeting of 25 November 1991 and, since then, have been re-elected annually.

Mr David JA Law and Ms Dawn M Kink took up office as head auditors responsible for the existing auditing mandate as of 1 January 2004 and 1 September 2006, respectively.

8.2 Auditing honorarium

The following summarises fees for professional services for the year ended 31 December 2006.

Audit fees		
PricewaterhouseCoopers	CHF	32.9 million
Audit-related fees		
PricewaterhouseCoopers	CHF	3.8 million

Audit-related fees comprise, among other things, amounts for comfort letters, accounting advice, information systems reviews and reviews on internal controls.

8.3 Additional honorarium

In addition to the fees described above, aggregate fees of CHF 4.2 million were billed by PricewaterhouseCoopers during the year ended 31 December 2006, primarily for the following:

Income tax compliance and related tax services	CHF	2.5 million
Other fees	CHF	1.7 million

Other fees include permitted advisory work related to a range of projects and due diligence.

8.4 Supervisory and control instruments vis-à-vis the external auditor

The external auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders. PricewaterhouseCoopers has performed this function since 1991 (formerly as Revisuisse Price Waterhouse AG). The Audit Committee and Board place great emphasis on the objectivity of the Group's auditor, Pricewaterhouse-Coopers AG, in their reporting to shareholders.

The Board of Directors established the Audit Committee in 1992. The Audit Committee holds regular meetings throughout the year to which the two head auditors are regularly invited. The Committee held six regular and three extra meetings in 2006. Starting in 2007, the Audit Committee will meet eight times a year. The Audit Committee evaluates the external auditor annually and recommends one firm to the Board for election at the following Annual General Meeting of shareholders. The lead audit partner is rotated from his or her role on a five-year basis to ensure that independence is maintained.

The Audit Committee liaises closely with the elected external auditor. In particular, it discusses with the auditor significant risks, contingencies or other obligations of the company; it reviews and approves the planned audit services and discusses the audits with the auditor; it approves in advance non-audit services expected to be provided by the auditor, and reviews and approves other non-audit services that have been pre-approved by the Chairman of the Audit Committee between committee meetings; it reviews major changes to the company's accounting principles and practice; it reviews the adequacy and efficacy of the financial reporting process, the system of internal controls and quality control procedures, as well as any significant findings and recommendations made by the external auditor.

According to its charter, the Audit Committee meets at least annually and in private, with the external auditor to review any significant matters or disagreement between management and the auditor, if and when such disagreements arise. It discusses with the auditor its plan and any necessary changes to it, the findings of the annual audit, the auditor's proposed report on the financial statements, critical accounting policies, and alternative accounting treatments that have been discussed with management. The Audit Committee's discussions include considering the possible consequences of using such alternatives.

The Audit Committee also discusses other material written communications with management, such as management letters and management's responsiveness to the points raised in such letters, as well as schedules of unadjusted differences. The auditor is requested to supply a formal written statement at least once a year, delineating all relationships with the company that might affect auditor independence.

The Audit Committee actively engages in a dialogue with the auditor in respect of any disclosed relationships or services that might impact the auditor's objectivity and independence, and recommends to the Board of Directors appropriate action in response to the aforementioned statement; it obtains from the auditor and reviews, at least annually, a report describing the auditor's own quality control procedures, and any material issues raised by the most recent internal reviews, or inquiries or investigations by governmental or professional authorities within the preceeding five years and any steps taken to deal with any such issues. In addition, it reviews the audit fees to consider whether the level of fees is appropriate, as well as any fees paid to the auditor in respect of non-audit services.

9 Information policy

One of the core values of Swiss Re's guiding principles is integrity through uncompromising commitment to transparency and ethical principles. As a result, the Group's information policy goes beyond legal requirements, aiming to meet best practice standards.

Swiss Re maintains a close relationship with the financial community and the broader public by using all available communication channels. The company's website includes full details of its corporate disclosure. Meetings dealing with important corporate information are held with institutional investors and analysts; they can also be followed by private shareholders via telephone conference or on the Internet.

Swiss Re is strongly committed to treating all investors equally. The Group prevents selective disclosure by observing ad-hoc publicity rules and a policy of restrictions for the so-called "close period", during which financial information is finalised. The close period commences on a given date preceding the official publication of the financial information and lasts until such publication has been made. No meetings are held with analysts or investors during this period. In addition, members of the governing bodies, their secretariats and employees preparing or communicating material non-public financial information are subject to close period communication and trading prohibitions.

Swiss Re has elected to be listed on the SWX "EU-Compatible" Segment, complying with the requirements of the EU Transparency Directive. The Group has reported its financial performance semi-annually to date, but will adopt quarterly reporting in 2007. Swiss Re announces important corporate news on an ad-hoc basis. Furthermore, the company organises events with investors and analysts, at which specific topics are discussed. In 2006, Swiss Re held an investors' day on property and casualty reserving and US GAAP, as well as an investors' meeting on Insurance Solutions and non-life renewals.

In addition to these events, Swiss Re holds frequent meetings with institutional investors and participates in investors' conferences organised by investment banks. Presentations from conferences are made available to the public on the company's website.

The Investor Relations unit at Swiss Re is responsible for managing all contacts with investors and analysts. For contact information, please see the inside back cover of the 2006 Annual Report.

Important dates 2007

Non-life January 2007 renewals, conference call	13 February
Annual results 2006, analysts' meeting	1 March
Life and health European embedded value 2006, conference call	3 April
143rd Annual General Meeting	20 April
First quarter 2007 results, conference call	8 May
Second quarter 2007 results, conference call	7 August
Third quarter 2007 results, conference call	6 November
Investors' Day 2007	11 December

The corporate calendar is available on Swiss Re's website:
www.swissre.com/investorrelations

Corporate news in 2006 and method of dissemination

Date	News	Method of dissemination
23 January	Completion of EUR 252 million credit reinsurance securitisation	News release
14 February	Reporting of January 2006 non-life renewals	News release and telephone conference
27 February	Extraordinary General Meeting approves creation of additional capital for GE Insurance Solutions acquisition	Meeting in Zurich (Swiss Re headquarters) and news release
2 March	Annual reporting 2005	News release, press conference and analysts' meeting in Zurich (including telephone conference and webcast)
11 April	Reporting of life and health embedded value 2005	News release and telephone conference
21 April	142nd Annual General Meeting	Meeting in Zurich and news release
10 May	Completion of rights and global offering to finance GE Insurance Solutions acquisition	News release
7 June	Placement of USD 950 million of natural catastrophe protection through Successor programme	News release
9 June	Successful completion of GE Insurance Solutions acquisition	News release
4 August	Interim reporting 2006	News release, press conference and analysts' meeting in Zurich (including telephone conference and webcast)
11 September	Investors' presentation on Insurance Solutions and upcoming renewals	Meeting in Monte Carlo
3 October	Appointment of Roger Ferguson as Head of Financial Services and member of Executive Committee	News release
13 October	Announcement of acquisition of GE Life UK business for GBP 465 million	News release
20 November	Investors' day on P&C reserving and US GAAP	Meeting in Rüschlikon and telephone conference
15 December	Appointment of George Quinn as Chief Financial Officer, effective 1 March 2007	News release

Swiss Re shares

Swiss Re's share price rose 7.7% in 2006. The global rights offering for the acquisition of GE Insurance Solutions was successfully placed at CHF 92.25 per share.

Swiss Re shares
On 31 December 2006, Swiss Re's market capitalisation was CHF 37.1 billion, with 374.4 million shares outstanding. Swiss Re's shares are listed on the main board of the SWX Swiss Exchange (SWX) and traded on virt-x in its EU regulated segment under the symbol "RUKN".

Since 1 February 1996, Swiss Re's shares are also traded in the form of an American Depository Receipt (ADR) level 1 programme in cooperation with Morgan Guaranty Trust Company of New York.

Swiss Re share price performance
Global equity markets continued to rise in 2006. Swiss Re's main benchmark indices – the Swiss Market Index (SMI) and the Dow Jones EURO STOXX Insurance Index (STOXX Ins. Index) – rose by 15.9% and 17.2% respectively. In the same period, Swiss Re's share price rose 7.7%, reaching a high for the year of CHF 108.50 on 9 November after a low of CHF 79.60 on 13 June, and recovering by more than 30% from its low point by the end of 2006.

- First quarter 2006: Swiss Re's shares underperformed its benchmark indices by more than 10%, finishing 5.3% lower by the end of March. The quarter saw the publication of Swiss Re's January renewals data and its 2005 annual results.
- Second quarter 2006: Swiss Re's shares declined 6.2%, underperforming the SMI by 1.5% and outperforming the STOXX Ins. Index by 2.2%. The shares reached their year low on 13 June at CHF 79.60. The Group announced its embedded value results for 2005 on 11 April and held its annual general meeting on 21 April. The global rights offering for the acquisition of GE Insurance Solutions was priced on 10 May at CHF 92.25 per share. The acquisition closed on 9 June 2006.
- Third quarter 2006: Swiss Re's shares went up 12.0% in the third quarter, virtually in line with the rise of its benchmark indices. On 4 August, Swiss Re published its half-year results for 2006.
- Fourth quarter 2006: Swiss Re shares rose 8.3%, closely tracking the SMI and the STOXX Ins. Index. In this period, the STOXX Ins. Index slightly outperformed the SMI. The insurance sector profited from a benign 2006 hurricane season in the US. On 20 November, Swiss Re held its Investors' Day focusing on property and casualty reserving, as well as the transition to US GAAP.

In the US, Swiss Re's ADRs rose 16.4% year-on-year, reflecting the depreciation of the US dollar against the Swiss franc (exchange rate adjusted: 9.0%).

The Swiss Re share price and trading volume in 2006 graph shows the price and volume development, together with key events for 2006.

Swiss Re share trading
The average daily traded share volume for 2006 was 1.6 million shares on-exchange

Swiss Re share price and trading volume in 2006



110
Closing price in CHF
Volume in millions
20
100
15
90
10
80
5
70
0
Annual results 2005
(2 March)
Rights offering 2006
(10 May)
Interim results 2006
(4 August)
Closing of GE Insurance
Solutions aquisition
(9 June)
Investors' Day 2006
(20 November)
January
February
March
April
May
June
July
August
September
October
November
December

and 1 million shares off-exchange. The highest volume traded on-exchange in 2006 was on 2 March, when Swiss Re published its annual results for 2005, with 5.7 million shares changing ownership on-exchange and 1.5 million off-exchange. The highest cumulative volume was recorded on 2 May with 32.6 million shares traded, both off- and on-exchange.

Shareholder base

The shareholders structure table shows that Swiss Re's shareholder base is highly diversified, both geographically and between private and institutional investors.

Institutional shareholders, including nominee accounts, represent roughly two-thirds of Swiss Re's share capital. These shareholders are geographically diverse: 24% are based in Switzerland, 28% in Europe (excluding Switzerland), 44% in North America and 4% throughout the rest of the world. The top ten institutional shareholders hold 33% of Swiss Re's shares, up six percentage points from the previous year; the top 100 hold 54% of total outstanding shares.

On 31 December 2006, Swiss Re had 43834 registered private shareholders, representing 19% of the shares registered; 91% of these hold fewer than 2000 shares. The vast majority of Swiss Re's private shareholders are domiciled in Switzerland.

Socially responsible investors, whose portfolios expressly reflect social, environmental and corporate governance criteria, hold approximately 2% of Swiss Re's shares.

Index representation

In addition to its relevant industry indices, Swiss Re is also represented in various global, European and Swiss indices – including the SMI, Financial Times Stock Exchange (FTSE), Eurotop 100 and S&P GLOBAL 100. The composition of these indices is usually based on free-float market capitalisation. Swiss Re is also a member of various sustainability indices,

Shareholder structure

As of 31 December 2006		Holdings	in %	Free float in %
Institutional investors	Switzerland	48821781	23.83	13.04
	Europe (excluding Switzerland)	58123911	28.37	15.52
	North America	89880686	43.87	24.01
	Rest of world	8043468	3.93	2.15
	Total	**204869846**	**100.00**	**54.71**
Additional shares held in nominee form	(within Share Register)	37433583		10.00
Private shareholders registered	(Total)	57190226		15.27
Unassigned shares	(including retail investors and trading positions)	25441241		6.79
Shares reserved		16184149		4.32
Shares held by General Electric Company		33321333		8.90
Grand total		**374440378**		**100.00**

including the Dow Jones Sustainability and FTSE4Good index families.

Dividend policy and payment

Dividend growth reflects progress in earnings: Swiss Re's policy is to focus on sustainable dividend payout and active capital management while maintaining superior capital adequacy and credit ratings. Dividends are typically paid out of current earnings. Swiss Re pays its dividend annually, three working days after the Annual General Meeting; as of that day, the share price is ex-dividend.

Share custody

Swiss Re offers its shareholders the opportunity to deposit shares in their own names with the Share Register in Zurich. Share custody is free of charge. The application form can be downloaded from Swiss Re's homepage.

Investor Relations homepage

More information on Swiss Re's shares is available at:
www.swissre.com/investorrelations

Swiss Re's weighting in indices as of 31 December 2006

Swiss/blue chip indices	Index weight (in %)
SMI	3.32
SPI	2.89
FTSE Eurotop 100	0.51

Insurance indices	Index weight (in %)
DJ Europe STOXX Insurance	4.68
Bloomberg Europe 500 Insurance	5.14
FTSE E300 Insurance	8.49
Thomson Reinsurance Index World	10.15

Sustainability indices	Index weight (in %)
DJSI World	0.30
DJSI STOXX	0.59
FTSE4Good Global	0.21

Identification numbers	Share	ADR level 1[1]
Swiss Security Number (Valorennummer)	1233237	–
ISIN (International Securities Identification Number)	CH0012332372	US8708872051

Ticker symbols	Bloomberg	Telekurs	Reuters
Share	RUKN VX	RUKN	RUKN.VX
ADR level 1	SWCEY US	SWCEY	SWCEY.US

[1] Swiss Re's ADR are not listed but traded over-the-counter; one ADR corresponds to one Swiss Re share.

Key share statistics 2002–2007

	2002	2003	2004	2005	2006	2007[4]
Shares outstanding[1]	322057870	322057870	322066174	322092742	374440378	374443527
of which reserved for corporate purposes	7942280	7942280	7942280	7942280	7942280	7942280
of which reserved to underlie convertible bond	3736522	3736522	3736522	3736522	8241869	8241869
Shares entitled to dividend	310379068	310379068	310387372	310413940	358256229	358259378

CHF unless otherwise stated	2002	2003	2004	2005	2006	2007[4]
Dividend paid per share	2.50	1.00	1.10	1.60	2.50	3.40[5]
Dividend yield[2] (in %)	2.8	1.2	1.4	1.7	2.4	3.3[5]
Earnings per share[3,6]	–0.29	5.48	8.00	4.68	13.49	
Equity per share[3,6]	53.76	59.64	61.78	73.87	86.21	
Price per share year-end	90.70	83.50	81.10	96.20	103.60	105.50
Price per share year high (intraday)	171.25	108.00	97.05	103.40	108.50	109.90
Price per share year low (intraday)	70.10	49.60	66.35	75.10	79.60	101.50
Daily trading volume (CHF m)	166	115	104	126	153	213
Market capitalisation[3] (CHF m)	28151	25917	25172	29862	37115	37796
ADR price at year-end (USD)	65.50	67.40	71.80	73.25	85.25	85.25

[1] Nominal value of CHF 0.10 per share
[2] Dividend divided by year-end share price of corresponding year
[3] Based on shares entitled to dividend
[4] All data as of 23 February 2007
[5] Subject to approval at the Annual General Meeting on 20 April 2007
[6] Figures for 2002-2004 represent the previously applied accounting policy

Financial statements

Contents

Income statement

For the years ended 31 December

CHF millions	Notes	2005	2006
Revenues			
Premiums earned	8, 14	26891	**29515**
Fee income from policyholders	8, 14	881	**879**
Net investment income	2	6137	**6990**
Net realised investment gains/losses	2	3474	**1948**
Trading revenues	2	346	**654**
Other revenues		283	**280**
Total revenues		38012	**40266**
Expenses			
Claims and claim adjustment expenses	7, 8, 14	-14758	**-11799**
Life and health benefits	8, 14	-8668	**-9594**
Interest credited to policyholders	14	-3019	**-2827**
Acquisition costs	8, 14	-5927	**-6079**
Other operating costs and expenses	14	-3081	**-4111**
Total expenses		-35453	**-34410**
Income before income tax expense		2559	**5856**
Income tax expense	10	-255	**-1296**
Net income		2304	**4560**
Earnings per share in CHF			
Basic	9	7.44	**13.49**
Diluted	9	7.14	**12.53**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet

As of 31 December

Assets

CHF millions	Notes	2005	2006
Investments	2, 3		
Fixed income securities:			
Available-for-sale, at fair value (including 7 770 in 2005 and 18 744 in 2006 subject to securities lending and repurchase agreements) (amortised cost: 2005: 77 124; 2006: 92 151)		79 344	**93 127**
Trading (including nil in 2005 and 2 234 in 2006 subject to securities lending and repurchase agreements)		14 457	**22 622**
Equity securities:			
Available-for-sale, at fair value (including nil in 2005 and 923 in 2006 subject to securities lending and repurchase agreements) (amortised cost: 2005: 7 001; 2006: 8 839)		8 116	**10 845**
Trading		11 476	**20 828**
Policy loans, mortgages and other loans		7 305	**7 058**
Investment real estate		1 729	**4 227**
Short-term investments, at amortised cost, which approximates fair value		4 539	**9 464**
Other invested assets		3 635	**4 336**
Total investments		130 601	**172 507**
Cash and cash equivalents		8 368	**13 606**
Accrued investment income		1 379	**1 782**
Premiums and other receivables		10 754	**14 726**
Reinsurance recoverable on unpaid claims and policy benefits	8	13 191	**18 699**
Funds held by ceding companies		13 927	**14 211**
Deferred acquisition costs	5, 8	5 393	**5 270**
Acquired present value of future profits	5	6 535	**7 550**
Goodwill		3 429	**4 838**
Income taxes recoverable		466	**714**
Financial services assets:			
Fixed income securities, trading (including 1 526 in 2005 and 8 746 in 2006 subject to securities lending and repurchase agreements)		15 218	**23 714**
Other financial services assets		7 143	**8 638**
Other assets		4 895	**5 045**
Total assets		221 299	**291 300**

The accompanying notes are an integral part of the Group financial statements.

Liabilities and shareholders' equity

CHF millions	Notes	2005	2006
Liabilities			
Unpaid claims and claim adjustment expenses	7, 8	71 759	**95 011**
Liabilities for life and health policy benefits	8	31 081	**44 899**
Policyholder account balances	8	34 115	**42 834**
Unearned premiums		6 563	**8 025**
Funds held under reinsurance treaties		10 941	**10 531**
Reinsurance balances payable		4 673	**6 832**
Income taxes payable		896	**866**
Deferred income taxes	10	2 838	**2 685**
Financial services liabilities:			
Financial services liabilities: Short-term debt		7 217	**7 201**
Financial services liabilities: Long-term debt		4 389	**6 765**
Other financial services liabilities		10 749	**18 407**
Short-term debt		1 015	**1 917**
Accrued expenses and other liabilities		4 818	**6 470**
Long-term debt	6	5 852	**7 973**
Total liabilities		196 906	**260 416**
Shareholders' equity			
Common stock, CHF 0.10 par value;			
2005: 322 092 742; 2006: 374 440 378 shares authorised and issued		32	**37**
Additional paid-in capital		6 852	**11 136**
Treasury shares		–209	**–272**
Accumulated other comprehensive income:			
Net unrealised investment gains/losses, net of deferred tax		1 908	**2 230**
Foreign currency translation		971	**–205**
Accumulated adjustment for pension and postretirement benefits		–59	**–724**
Total accumulated other comprehensive income		2 820	**1 301**
Retained earnings		14 898	**18 682**
Total shareholders' equity		24 393	**30 884**
Total liabilities and shareholders' equity		221 299	**291 300**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity

For the years ended 31 December

CHF millions	2005	2006
Common shares		
Balance, beginning of year	32	32
Issue of common shares		5
Balance, end of year	32	**37**
Additional paid-in capital		
Balance, beginning of year	6862	6852
Issue of common shares	2	4234
Share based compensation	–13	57
Realised gains/losses on treasury shares	1	–7
Balance, end of year	6852	**11136**
Treasury shares		
Balance, beginning of year	–239	–209
Purchase of treasury shares	–278	–284
Sale of treasury shares	308	221
Balance, end of year	–209	**–272**
Net unrealised gains/losses, net of tax		
Balance, beginning of year	2134	1908
Change during the year	–226	322
Balance, end of year	1908	**2230**
Foreign currency translation		
Balance, beginning of year	–1301	971
Change during the year	2272	–1176
Balance, end of year	971	**–205**
Adjustment for pension and post-retirement benefits		
Balance, beginning of year		–59
Reclassification of additional minimum liability prior year	–84	
Change during the year	25	–665
Balance, end of year	–59	**–724**
Retained earnings		
Balance, beginning of year	13007	14898
Net income	2304	4560
Dividends on common stock (CHF 1.60 and CHF 2.50 per share in 2005 and 2006, respectively)	–497	–776
Reclassification of additional minimum liability prior year	84	
Balance, end of year	14898	**18682**
Total shareholders' equity	24393	**30884**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income

For the years ended 31 December

CHF millions	2005	2006
Net income	2304	4560
Other comprehensive income, net of tax:		
Change in unrealised gains/losses (tax: –180 for 2005, and 178 for 2006)	–226	322
Change in foreign currency translation (tax: –18 for 2005, and 38 for 2006)	2272	–1176
Change in adjustment for pension benefits (tax: –7 for 2005, and 210 for 2006)	25	–665
Comprehensive income	4375	**3041**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow

For the years ended 31 December

CHF millions	2005	2006
Cash flows from operating activities		
Net income	2304	**4560**
Adjustments to reconcile net income to net cash provided/used by operating activities:		
Depreciation, amortisation and other non-cash items	782	**886**
Net realised investment gains/losses	–3474	**–1948**
Change in:		
Technical provisions, net	5243	**–2140**
Funds held by ceding companies and other reinsurance balances	–519	**524**
Other assets and liabilities, net	–3	**1033**
Income taxes payable/recoverable	183	**910**
Income from equity-accounted investments, net of dividends received	–407	**–375**
Trading positions, net	–2459	**–1674**
Change in Financial services assets and liabilities:		
Financial services assets	–4556	**–10251**
Financial services liabilities – Short-term debt	2246	**–662**
Financial services liabilities – Long-term debt	1478	**779**
Financial services liabilities – Other	1154	**9912**
Net cash provided/used by operating activities	1972	**1554**
Cash flows from investing activities		
Fixed income securities:		
Sales and maturities	39035	**59024**
Purchases	–41422	**–46105**
Net purchases/sales/maturities of short-term investments	–1061	**–4760**
Equity securities:		
Sales	4861	**7873**
Purchases	–6488	**–8799**
Acquisitions/disposals, net of cash acquired/disposed	643	**–3506**
Net purchases/sales/maturities of other investments	802	**–683**
Net cash provided/used by investing activities	–3630	**3044**
Cash flows from financing activities		
Issuance of long-term debt	987	**3146**
Issuance/repayment of short-term debt	–599	**–380**
Equity issued	2	**1323**
Net purchases/sales of treasury shares	30	**–63**
Dividends paid to shareholder	–497	**–776**
Net cash provided/used by financing activities	–77	**3250**
Total net cash provided/used	–1735	**7848**
Reclassification to Financial services assets		**–2451**
Effect of foreign currency translation	422	**–159**
Change in cash and cash equivalents	–1313	**5238**
Cash and cash equivalents as of 1 January	9681	**8368**
Cash and cash equivalents as of 31 December	8368	**13606**

The accompanying notes are an integral part of the Group financial statements.

The Group has reclassified CHF 2451 million from cash to Financial services assets related to the assumption of the debt of GE Insurance Solutions. Interest paid during 2006 was CHF 812 million. There were several non-cash investment activities in 2006. The major transactions included the issuance of equity of CHF 2916 million and a mandatory convertible of CHF 610 million to General Electric directly.

Notes to the Group financial statements

1. Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance and other related products and services to insurance companies, clients and others worldwide through a network of offices in over 25 countries as well as through reinsurance brokers.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law. The Group's financial statements are stated in Swiss francs (CHF), the currency of the country in which Swiss Re Zurich is incorporated. The financial year of the Swiss Re Group ends on 31 December. All significant inter-company transactions and balances have been eliminated on consolidation.

Principles of consolidation

The Group's financial statements include the consolidated financial statements of Swiss Re Zurich and its subsidiaries. Entities which Swiss Re Zurich directly or indirectly controls through holding a majority of the voting rights are consolidated in the Group accounts. The Group also consolidates variable interest entities where Swiss Re is the primary beneficiary. Companies which Swiss Re Zurich does not control, but over which Swiss Re Zurich directly or indirectly exercises significant influence, are accounted for using the equity method and are included in other invested assets. The Swiss Re Group's share of net profit or loss in investments accounted for under the equity method is included in net investment income. Equity and net income of these companies are adjusted as necessary to be in line with the Group accounting policies. The results of consolidated subsidiaries and investments accounted for using the equity method are included in the financial statements for the period commencing from the date of acquisition.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Foreign currency remeasurement and translation

Transactions denominated in foreign currencies are remeasured to the respective subsidiary's functional currency at average exchange rates. Monetary assets and liabilities are remeasured to the functional currency at closing exchange rates, whereas non-monetary assets and liabilities are remeasured to the functional currency at historical rates. Remeasurement gains and losses on monetary assets and liabilities and trading securities are reported in earnings. Remeasurement gains and losses on available-for-sale securities, investments in consolidated subsidiaries and investments accounted for using the equity method are reported in shareholders' equity.

For consolidation purposes, assets and liabilities of subsidiaries with functional currencies other than CHF are translated from the functional currency to CHF at closing rates. Revenues and expenses are translated at average exchange rates. Translation adjustments are reported in shareholders' equity.

Currency exchange rates in CHF per 100 units of foreign currency are as follows:

		2005		2006	
		Closing rate	Average rate	Closing rate	Average rate
Australian dollar	AUD	96.68	94.91	**96.22**	**94.33**
British pound	GBP	226.26	226.40	**238.92**	**230.48**
Canadian dollar	CAD	112.82	102.61	**104.90**	**110.68**
Euro	EUR	155.46	154.82	**160.98**	**157.20**
Japanese yen	JPY	1.12	1.13	**1.02**	**1.08**
South African rand	ZAR	20.78	19.54	**17.31**	**18.70**
US dollar	USD	131.80	124.37	**122.08**	**125.46**

Investments

The Group's investments in fixed income and equity securities are classified as available-for-sale ("AFS") or trading. Fixed income securities AFS and equity securities AFS are carried at fair value, based on quoted market prices, with the difference between original cost and fair value being recognised in shareholders' equity. Trading fixed income and equity securities are carried at fair value with unrealised gains and losses being recognised in earnings.

The cost of fixed income and equity securities is reduced to fair value, with a corresponding charge to realised investment losses if the decline in value, expressed in functional currency terms, is other than temporary. Subsequent recoveries of previously recognised impairment are not recognised.

Interest on fixed income securities is recorded in net investment income when earned and is adjusted for the amortisation of any purchase premium or discount. Dividends on equity securities are recorded on the basis of the ex-dividend date. Realised gains and losses on sales are included in earnings and are calculated using the specific identification method.

Policy loans, mortgages and other loans are carried at amortised cost (effective yield method), net of any allowance for amounts estimated to be uncollectible.

Investment in real estate that the Group intends to hold for the production of income is carried at depreciated cost, net of any write-down for impairment in value. An impairment in value is recognised if the sum of the estimated future undiscounted cash flows from the use of the real estate is lower than its carrying value. Impairment in value, depreciation and other related charges or credits are included in net investment income. Investment in real estate held for sale is carried at the lower of cost or fair value, less estimated selling costs, and is not depreciated. Reductions in the carrying value of real estate held for sale are included in realised investment losses.

Short-term investments are carried at amortised cost which approximates fair value. The Group considers highly liquid investments with a remaining maturity at the date of acquisition of one year or less, but greater than three months, to be short-term investments.

Other invested assets include affiliated companies, derivative financial instruments and investments without readily determinable fair value (including limited partnership investments). Investments in limited partnerships where the Group's interest equals or exceeds 3% are accounted for using the equity method. Investments in limited partnerships where the Group's interest is below 3% and equity investments in corporate entities which are not publicly traded are accounted for at estimated fair value with changes in fair value recognised as unrealised gains/losses in shareholders' equity.

The Group enters into security lending arrangements under which it loans certain securities in exchange for collateral and receives securities lending fees. The Group's policy is to require collateral, consisting of cash or securities, equal to at least 102% of the carrying value of the securities loaned. In certain arrangements, the Group may accept collateral of less than 102%, if the structure of the overall transaction offers an equivalent level of security. Cash received as collateral is recognised along with an obligation to return the cash. Securities received as collateral that can be sold or repledged are also recognised along with an obligation to return those securities. Security lending fees are recognised over the term of the related loans.

Derivative financial instruments and hedge accounting

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange-traded financial futures for the Group's trading and hedging strategy in line with the overall risk management strategy. Derivative financial instruments are primarily used as a means of managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities and also to lock in attractive investment conditions for funds which become available in the future. The Group recognises all of its derivative instruments on the balance sheet at fair value. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings.

If the derivative is designated as a hedge of the fair value of assets or liabilities, changes in the fair value of the derivative are recognised in earnings, together with changes in the fair value of the related hedged item. If the derivative is designated as a hedge of the variability in expected future cash flows related to a particular risk, changes in the fair value of the derivative are reported in other comprehensive income until the hedged item is recognised in earnings. The ineffective portion of the hedge is recognised in earnings. When hedge accounting is discontinued on a cash flow hedge, the net gain or loss remains in accumulated other comprehensive income and is reclassified to earnings in the period in which the formerly hedged transaction is reported in earnings. When the Group discontinues hedge accounting because it is no longer probable that a forecasted transaction will occur within the required time period, the derivative continues to be carried on the balance sheet at fair value, and gains and losses that were previously recorded in accumulated other comprehensive income are recognised in earnings.

Derivative financial instrument assets are generally included in other invested assets or financial services assets. Derivative financial instrument liabilities are generally included in accrued expenses and other liabilities or financial services liabilities.

The Group also designates non-derivative monetary financial instruments as hedging the foreign currency exposure of its net investment in certain foreign operations. From the inception of the hedging relationship, remeasurement gains and losses on the designated non-derivative monetary financial instruments and translation gains and losses on the hedged net investment are reported as translation gains and losses in shareholders' equity.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, short-term deposits, certain short-term investments in money market funds, and highly liquid debt instruments with a remaining maturity at the date of acquisition of three months or less.

Deferred acquisition costs

Acquisition costs, which vary with, and are primarily related to, the production of new insurance and reinsurance business, are deferred to the extent they are deemed recoverable from future gross profits. Deferred acquisition costs consist principally of commissions. Deferred acquisition costs for short-duration contracts are amortised in proportion to premiums earned. Future investment income is considered in determining the recoverability of deferred acquisition costs for short-duration contracts. Deferred acquisition costs for long-duration contracts are amortised over the life of underlying contracts. Deferred acquisition costs for universal life-type contracts are amortised based on the present value of estimated gross profits.

Acquired present value of future profits

The acquired present value of future profits ("PVFP") of business in force is recorded in connection with the acquisition of life and/or health operations. The initial value is determined actuarially by discounting estimated future gross profits as a measure of the value of business acquired. The resulting asset is amortised on a constant yield basis over the expected revenue recognition period of the business acquired, generally over periods ranging up to 30 years, with the accrual of interest added to the unamortised balance at the earned rate. The carrying value of PVFP is reviewed periodically for indicators of impairment in value. Adjustments to reflect impairment in value are recognised in earnings during the period in which the determination of impairment is made.

Goodwill

The excess of the purchase price of acquired businesses over the estimated fair value of net assets acquired is recorded as goodwill, which is reviewed periodically for indicators of impairment in value. Adjustments to reflect an impairment in value are recognised in earnings in the period in which the determination of impairment is made.

Financial services assets and liabilities

The Group uses debt for general corporate purposes and also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting market risks (foreign exchange, interest rate, equity, credit). Debt that is strictly used for funded business is classified as operational debt. "Financial services assets and liabilities" are valued according to the relevant principles for the underlying instruments.

Other assets

Other assets include deferred expenses on retroactive reinsurance, separate account assets, prepaid reinsurance premiums, real estate for own use, property, plant and equipment, accrued income, certain intangible assets and prepaid assets.

The excess of estimated liabilities for claims and claim adjustment expenses payable over consideration received in respect of retroactive property and casualty reinsurance contracts is recorded as a deferred expense. The deferred expense on retroactive reinsurance contracts is amortised through earnings over the expected claims-paying period.

Separate account assets are carried at fair value. The investment performance (including interest, dividends, realised gains and losses and changes in unrealised gains and losses) of separate account assets and the corresponding amounts credited to the contract holder are offset to zero in the same line item in earnings.

Real estate for own use, property, plant and equipment are carried at depreciated cost.

Capitalised software costs

External direct costs of materials and services incurred to develop or obtain software for internal use, payroll and payroll-related costs for employees directly associated with software development and interest cost incurred while developing software for internal use are capitalised and amortised on a straight-line basis through earnings over the estimated useful life.

Deferred income taxes

Deferred income tax assets and liabilities are recognised based on the difference between financial statement carrying amounts and the corresponding income tax bases of assets and liabilities using enacted income tax rates and laws. A valuation allowance is recorded against deferred tax assets when it is deemed more likely than not that some or all of the deferred tax asset may not be realised.

Unpaid claims and claim adjustment expenses

Liabilities for unpaid claims and claim adjustment expenses for property and casualty reinsurance contracts are accrued when insured events occur and are based on the estimated ultimate cost of settling the claims, using reports and individual case estimates received from ceding companies. A provision is also included for claims incurred but not reported, which is developed on the basis of past experience adjusted for current trends and other factors that modify past experience. The establishment of the appropriate level of reserves is an inherently uncertain process involving estimates and judgements made by management, and therefore there can be no assurance that ultimate claims and claim adjustment expenses will not exceed the loss reserves currently established. These estimates are regularly reviewed, and adjustments for differences between estimates and actual payments for claims and for changes in estimates are reflected in income in the period in which the estimates are changed or payments are made.

The Group does not discount liabilities arising from prospective property and casualty insurance and reinsurance contracts, including liabilities which are discounted for US statutory reporting purposes. Liabilities arising from property and casualty insurance and reinsurance contracts acquired in a business combination are initially recognised at fair value in accordance with the purchase method of accounting.

Experience features which are directly linked to a reinsurance asset or liability are classified in a manner that is consistent with the presentation of that asset or liability.

Liabilities for life and health policy benefits

Liabilities for life and health policy benefits from reinsurance business are generally calculated using the net level premium method, based on assumptions as to investment yields, mortality, withdrawals, lapses and policyholder dividends. Assumptions are set at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date. The assumptions are based on projections from past experience, making allowance for possible adverse deviation. Interest assumptions for life and health reinsurance benefits liabilities range from 1% to 13%. Assumed mortality rates are generally based on experience multiples applied to the actuarial select and ultimate tables based on industry experience. Liabilities for policy benefits are increased if it is determined that future cash flows, including investment income, are insufficient to cover future benefits and expenses.

The liability for accident and health policy benefits consists of active life reserves and the estimated present value of the remaining ultimate net costs of incurred claims. The active life reserves include unearned premiums and additional reserves. The additional reserves are computed on the net level premium method using assumptions for future investment yield, mortality and morbidity experience. The assumptions are based on projections of past experience and include provisions for possible adverse deviation.

Policyholder account balances

Policyholder account balances relate to universal life-type contracts and investment contracts. Interest crediting rates for policyholder account balances range from 3% to 10%.

Universal life-type contracts are long-duration insurance contracts, providing either death or annuity benefits, with terms that are not fixed and guaranteed.

Investment contracts are long-duration contracts that do not incorporate significant insurance risk, i.e. there is no mortality and morbidity risk, or the mortality and morbidity risk associated with the insurance benefit features offered in the contract is of insignificant amount or remote probability. Amounts received as payment for investment contracts are reported as policyholder account balances. Related assets are included in general account assets.

Amounts assessed against policyholders for mortality, administration and surrender are shown as fee income. Amounts credited to policyholders are shown as interest credited to policyholders. Investment income and realised investment gains and losses allocable to policyholders are included in net investment income and net realised investment gains/losses.

Funds held assets and liabilities

Funds held assets and liabilities include amounts retained by the ceding company or the Group for business written on a funds withheld basis, and amounts arising from the application of the deposit method of accounting to insurance and reinsurance contracts that do not indemnify the ceding company or the Group against loss or liability relating to insurance risk.

Under the deposit method of accounting, the deposit asset or liability is initially measured based on the consideration paid or received. For contracts that transfer neither significant timing nor underwriting risk, and contracts that transfer only significant timing risk, changes in estimates of the timing or amounts of cash flows are accounted for by recalculating the effective yield. The deposit is then adjusted to the amount that would have existed had the new effective yield been applied since the inception of the contract. The revenue and expense recorded for such contracts is included in net investment income. For contracts that transfer only significant underwriting risk, once a loss is incurred, the deposit is adjusted by the present value of the incurred loss. At each subsequent balance sheet date, the portion of the deposit attributable to the incurred loss is recalculated by discounting the estimated future cash flows. The resulting changes in the carrying amount of the deposit are recognised in claims and claim adjustment expenses.

Premiums

Property and casualty reinsurance premiums are recorded when written and include an estimate for written premiums receivable at period end. Premiums earned are generally recognised in income over the contract period in proportion to the amount of reinsurance provided. Unearned premiums consist of the unexpired portion of reinsurance provided. Life reinsurance premiums are earned when due. Related policy benefits are recorded in relation to the associated premium or gross profits so that profits are recognised over the expected lives of the contracts.

Life and health reinsurance premiums for group coverages are generally earned over the term of the coverage. For group contracts that allow experience adjustments to premiums, such premiums are recognised as the related experience emerges.

Reinsurance ceded

The Group uses retrocession arrangements to increase its aggregate underwriting capacity, to diversify its risk and to reduce the risk of catastrophic loss from reinsurance assumed. The ceding of risks to retrocessionaires does not relieve the Group of its obligations to its ceding companies. The Group regularly evaluates the financial condition of its retrocessionaires and monitors the concentration of credit risk to minimise its exposure to financial loss from retrocessionaires' insolvency. Premiums and losses ceded under retrocession contracts are reported as reductions of premiums earned and claims and claim adjustment expenses. Amounts recoverable for ceded short- and long-duration contracts, including universal life-type and investment contracts, are reported as assets in the accompanying consolidated balance sheet.

The Group provides reserves for uncollectible amounts on reinsurance balances ceded, based on management's assessment of the collectibility of the outstanding balances.

Pensions and other post-retirement benefits

The Group accounts for its pension and other post-retirement benefit costs using the accrual method of accounting. Amounts charged to expense are based on periodic actuarial determinations.

Share-based payment transactions

The Group has a long term incentive plan, a fixed option plan, a restricted share plan, and an employee participation plan. These plans are described in more detail in note 11. The Group accounts for share based payment transactions with employees using the fair value method. Under the fair value method, the fair value of the awards is recognised in earnings over the vesting period.

For share based compensation plans which are settled in cash, compensation costs are recognised as liabilities, whereas for equity-settled plans, compensation costs are recognised as an accrual to additional paid-in capital within shareholders' equity.

Treasury shares

Treasury shares are reported at cost in shareholders' equity. Treasury shares also include stand-alone derivative instruments indexed to the Group's shares that meet the requirements for classification in shareholders' equity as well as embedded derivative instruments indexed to the Group's shares, which are bifurcated from the host contract and meet the requirements for classification in shareholders' equity.

Earnings per common share

Basic earnings per common share are determined by dividing net income available to shareholders by the weighted average number of common shares entitled to dividends during the year. Diluted earnings per common share reflect the effect on earnings and average common shares outstanding associated with dilutive securities.

New accounting pronouncements

On 4 December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" ("FAS 123R"). FAS 123R requires share based payments to be accounted for using the fair value method, and eliminates the ability to account for such transactions using the previously allowed intrinsic value method. The Group adopted the provisions of FAS 123R as of 1 January 2006.

On 6 September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans" ("FAS 158"). FAS 158 requires an employer to recognise the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability and to recognise changes in that funded status in the year in which the changes occur through comprehensive income. The Group adopted the provisions of FAS 158 for the year ended 31 December 2006.

On 6 June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Group will adopt the provisions of FIN 48 in the first quarter of 2007.

2. Investments

Investment income

Net investment income by source was as follows:

CHF millions	2005	2006
Fixed income securities	3919	**4768**
Equity securities	547	**721**
Policy loans, mortgages and other loans	602	**618**
Investment real estate	150	**156**
Short-term investments	152	**283**
Other current investments	137	**83**
Equity in earnings of equity-accounted investments	420	**389**
Cash and cash equivalents	197	**294**
Funds held by ceding companies	645	**680**
Gross investment income	6769	**7992**
Investment management expenses	–318	**–404**
Funds held under reinsurance treaties	–314	**–598**
Net investment income	6137	**6990**

Dividends received from investments accounted for using the equity method were CHF 13 million and CHF 14 million in 2005 and 2006, respectively.

Net investment income includes income on unit-linked business of CHF 751 million and CHF 670 million in 2005 and 2006, respectively, which is credited to unit-linked policyholders.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments were as follows:

CHF millions	2005	2006
Fixed income securities available-for-sale		
Gross realised gains	666	**922**
Gross realised losses	–232	**–591**
Equity securities available-for-sale		
Gross realised gains	777	**1151**
Gross realised losses	–96	**–189**
Other-than-temporary impairments	–98	**–156**
Net realised investment gains/losses on trading securities	166	**664**
Change in net unrealised investment gains/losses on trading securities	51	**1746**
Other investments		
Gross realised gains	566	**2141**
Gross realised losses	–344	**–2451**
Exchange gains	2018	**–1289**
Net realised investment gains	3474	**1948**

Proceeds from fixed income securities available-for-sale amounted to CHF 53 720 million in 2006 (2005: CHF 35 098 million) and sales of equity securities available-for-sale amounted to CHF 7 881 million in 2006 (2005: CHF 4 874 million).

Net realised gains include income on unit-linked business of CHF 1 396 million and CHF 1 319 million in 2005 and 2006, respectively, which is credited to unit-linked policyholders.

Realised gains and losses do not include the change in fair value of Financial Services assets/liabilities classified as trading revenues/expenses and the change in fair value of derivative financial instruments classified as cash flow hedges.

Trading revenues

Trading revenues mainly generated by the trading activities of the Financial Services business segment were as follows:

CHF millions	2005	2006
Income from fixed income securities	776	**1 409**
Income from other financial services assets	41	**87**
Net investment income from Financial Services assets	817	**1 496**
Net realised investment gains/losses on trading securities	257	**17**
Net unrealised investment gains/losses on trading securities	–163	**–225**
Net realised and unrealised investment gains/losses on other assets	–13	**366**
Net realised investment gains/losses on Financial Services assets	81	**158**
Trading expenses	–552	**–1 000**
Trading revenues	346	**654**

Investments available-for-sale

Amortised cost or cost and estimated fair values of investments in fixed income and equity securities classified as available-for-sale were as follows:

As of 31 December 2005 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
US Treasury and other US government corporations and agencies	24 669	451	–675	24 445
States of the United States and political subdivisions of the states	340	46		386
United Kingdom	5 960	300	–215	6 045
Canada	4 246	1 529	–393	5 382
Germany	2 711	42	–15	2 738
France	1 545	56	–19	1 582
Other	5 755	559	–278	6 036
Total	45 226	2 983	–1 595	46 614
Corporate debt securities	19 224	1 230	–283	20 171
Mortgage and asset-backed securities	12 674	118	–233	12 559
Fixed income securities available-for-sale	77 124	4 331	–2 111	79 344
Equity securities available-for-sale	7 001	2 462	–1 347	8 116

As of 31 December 2006 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
US Treasury and other US government corporations and agencies	29 555	190	−598	29 147
States of the United States and political subdivisions of the states	676	34	−2	708
United Kingdom	5 280	87	−54	5 313
Canada	3 239	755	−12	3 982
Germany	2 293	4	−28	2 269
France	1 537	12	−18	1 531
Other	7 455	212	−66	7 601
Total	50 035	1 294	−778	50 551
Corporate debt securities	26 836	921	−373	27 384
Mortgage and asset-backed securities	15 280	102	−190	15 192
Fixed income securities available-for-sale	**92 151**	**2 317**	**−1 341**	**93 127**
Equity securities available-for-sale	**8 839**	**2 268**	**−262**	**10 845**

Maturity of fixed income securities available-for-sale

The amortised cost or cost and estimated fair values of investments in fixed income securities by remaining maturity are shown below. Fixed maturity investments are assumed not to be called for redemption prior to the stated maturity date. As of 31 December 2005 and 2006, CHF 2 148 million and CHF 5 426 million, respectively, of fixed income securities were callable.

As of 31 December CHF millions	2005 Amortised cost or cost	2005 Estimated fair value	2006 Amortised cost or cost	2006 Estimated fair value
Due in one year or less	4 762	4 630	**5 768**	**5 804**
Due after one year through five years	21 779	21 266	**26 196**	**26 171**
Due after five years through ten years	16 304	16 733	**19 224**	**19 129**
Due after ten years	21 605	24 156	**25 683**	**26 831**
Mortgage and asset-backed securities with no fixed maturity	12 674	12 559	**15 280**	**15 192**
Total fixed income securities available-for-sale	77 124	79 344	**92 151**	**93 127**

Assets on deposit or pledged

As of 31 December 2005 and 2006, investments with the carrying value of CHF 663 million and CHF 1 565 million, respectively, were on deposit with regulatory agencies in accordance with local requirements.

As of 31 December 2005 and 2006, investments (including cash and cash equivalents) with a carrying value of approximately CHF 8 823 million and CHF 17 132 million, respectively, were placed on deposit or pledged to secure certain reinsurance liabilities.

Collateral accepted which the Group has the right to sell or repledge

As of 31 December 2005 and 2006, the fair value of the Government and Corporate bond securities received as collateral, is CHF 2 892 million and CHF 6 502 million, respectively. Of this, the amount that has been sold or repledged as of 31 December 2005 and 2006 is CHF 1 316 million and CHF 5 450 million, respectively, which is used to settle short Government bond positions. The sources of the collateral are highly rated banking market counterparties.

Unrealised losses on fixed income securities available-for-sale

The following table shows the fair value and unrealised losses of the Group's fixed income securities, aggregated by investment category and length of time that individual securities were in a continuous unrealised loss position, as of 31 December 2005 and 2006. A continuous decline in the value of equity securities available-for-sale for longer than twelve months is considered other-than-temporary and recognised as net realised investment gains/losses in the income statement. Therefore, as of 31 December 2005 and 2006, the gross unrealised loss on equity securities available-for-sale of CHF 1 347 million and CHF 262 million relates to declines in value for less than 12 months.

As of 31 December 2005 CHF millions	Less than 12 months Fair value	 Unrealised losses	12 months or more Fair value	 Unrealised losses	Total Fair value	 Unrealised losses
Debt securities issued by governments and government agencies	25 288	1 213	8 372	382	33 660	1 595
Corporate debt securities	6 261	255	551	28	6 812	283
Mortgage and asset-backed securities	7 253	184	1 153	49	8 406	233
Total	38 802	1 652	10 076	459	48 878	2 111

As of 31 December 2006 CHF millions	Less than 12 months Fair value	 Unrealised losses	12 months or more Fair value	 Unrealised losses	Total Fair value	 Unrealised losses
Debt securities issued by governments and government agencies	20 633	295	13 443	483	34 076	778
Corporate debt securities	6 362	104	2 618	269	8 980	373
Mortgage and asset-backed securities	4 939	51	4 138	139	9 077	190
Total	**31 934**	**450**	**20 199**	**891**	**52 133**	**1 341**

An assessment of whether an other-than-temporary decline in the value of equity and fixed income securities available-for-sale has occurred is based on a case-by-case evaluation of the reasons for the decline in value. This evaluation includes: (a) an assessment of the duration and extent of the decline in value; (b) review of the financial performance and outlook for the economic environment and industry in which the issuer operates; (c) review of the financial performance and outlook for the issuer compared to industry peers; and (d) analysis of any other factors, including credit rating, that may adversely affect the ability of the security to recover in value in the short term. Other-than-temporary declines in the value of equity and fixed income securities available-for-sale are recognised as net realised investment gains/losses in the income statement.

Mortgages, loans and real estate

As of 31 December 2005 and 2006, investments in mortgages and other loans, real estate comprised the following:

As of 31 December CHF millions	Carrying value	2005 Fair value	Carrying value	2006 Fair value
Mortgages and other loans	7305	7305	**7058**	**7058**
Investment real estate	1729	3475	**4227**	**5389**

As of 31 December 2005 and 2006, the Group's investment in mortgages and other loans included CHF 207 million and CHF 231 million, respectively, of loans due from employees and CHF 396 million and 388 million, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

As of 31 December 2005 and 2006, investments in real estate included CHF 9 million and CHF 67 million, respectively, of real estate held for sale.

Depreciation expense related to income-producing properties was CHF 36 million and CHF 34 million for 2005 and 2006, respectively. Accumulated depreciation on investment real estate totalled CHF 446 million and CHF 444 million as of 31 December 2005 and 2006, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards, credit derivatives and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities, as well as locking in attractive investment conditions for future available funds.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values below are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming non-performance by all counterparties, and based on the market replacement cost at 31 December 2005 and 2006 approximated CHF 2 889 million and CHF 2 220 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties.

The fair value of derivatives outstanding as of 31 December 2005 and 2006 is as follows:

CHF millions	As of 31 December 2005 Positive fair value	Negative fair value	Carrying value assets/ liabilities	**As of 31 December 2006** Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts						
Forwards and futures	26	–5	21	**24**	**–71**	**–47**
Options	9	–5	4			
Swaps	3 133	–3 212	–79	**2 863**	**–3 062**	**–199**
Total	3 168	–3 222	–54	**2 887**	**–3 133**	**–246**
Equity and index contracts						
Forwards and futures	4	–23	–19	**260**	**–343**	**–83**
Options	2 120	–2 377	–257	**1 999**	**–2 146**	**–147**
Swaps				**202**	**–148**	**54**
Other					**–11**	**–11**
Total	2 124	–2 400	–276	**2 461**	**–2 648**	**–187**
Foreign currency						
Options				**279**	**–284**	**–5**
Swaps	1 017	–1 218	–201	**1 286**	**–1 496**	**–210**
Total	1 017	–1 218	–201	**1 565**	**–1 780**	**–215**
Other derivatives						
Credit derivatives	805	–619	186	**1 427**	**–1 041**	**386**
Weather derivatives	56	–81	–25	**95**	**–124**	**–29**
Other	190	–176	14	**133**	**–205**	**–72**
Total	1 051	–876	175	**1 655**	**–1 370**	**285**
Total derivative financial instruments	7 360	–7 716	–356	**8 568**	**–8 931**	**–363**

The Group has reviewed the right of offset arrangements in certain derivative related collateral contracts and concluded that the Group has both the right and the intent to offset collateral assets/liabilities and derivative assets/liabilities. As a result, the Group has changed the presentation of the relevant assets/liabilities to a net presentation. The equivalent impact to the 2005 balances would be to decrease the carrying value of derivative assets/liabilities to minus CHF 788 million. The balance sheet impact in 2005 would have been to reduce both financial services assets and liabilities by CHF 1 552 million. The change has no impact on net income or shareholders' equity.

As of 31 December 2005 and 2006, other invested assets include derivative financial instruments with a fair value of CHF 562 million and CHF 718 million, respectively.

As of 31 December 2005 and 2006, other financial services assets include derivative financial instruments with a fair value of CHF 2 367 million and CHF 2 086 million respectively.

As of 31 December 2005 and 2006 other accrued expenses and other liabilities include derivative financial instruments with a fair value of CHF 394 million and CHF 555 million, respectively.

As of 31 December 2005 and 2006, other financial services liabilities include derivative financial instruments with a fair value of CHF 2 891 million and CHF 2 612 million respectively.

These derivative financial instruments include cash flow hedges with a fair value of CHF 60 million and CHF 31 million as of 31 December 2005 and 2006, respectively.

Hedges of the net investment in a foreign operation

For the years ended 31 December 2005 and 2006, the Group recorded net unrealised foreign currency transaction losses of CHF nil and CHF 96 million, respectively, in foreign currency translation related to hedges of the foreign currency exposure of its net investments in foreign operations.

4. Acquisitions and dispositions

On 9 June 2006, Swiss Re completed the acquisition of 100% of the outstanding common shares of GE Insurance Solutions Corporation, excluding its US life and health operation and certain other assets and liabilities, from General Electric Company. The total cost of investment was USD 8.8 billion, including reimbursement of capital injected since November 2005 of USD 1.2 billion and estimated purchase price adjustments. The results of the operations of GE Insurance Solutions have been included in the consolidated financial statements since 9 June 2006. The transaction contributes to Swiss Re's global diversification. It closely complements the Group's existing business profile while extending the franchise, client base and product offering. The integration of the acquired operations will streamline the combined organisations.

In addition Swiss Re acquired 100% of the outstanding common shares of GE Life Group Limited, GE Insurance Holdings Limited and GE Life Services Limited for a cash payment of GBP 465 million. Swiss Re has acquired around 400000 policies with total assets of over GBP 8 billion. The acquisition was completed on 14 December 2006. By acquiring GE Life's operations Swiss Re will complement the existing Admin Re℠ platform.

Determination of purchase price

Millions (except share data)	CHF	USD
Number of Swiss Re common shares delivered to GE as of 9 June 2006	33300957	33300957
Swiss Re's share price (volume weighted average price over 20 trading days before 7 June 2006)	87.58	72.07
Fair value of Swiss Re's common shares delivered to GE	2916	2400
Mandatory convertible instruments	610	500
Cash	5456	4435
Transaction cost	57	46
Purchase price	**9039**	**7381**
Capital contribution[1]	1519	1235
Other[2]	192	156
Total cost of investment	**10750**	**8772**

[1] Swiss Re had agreed that in the event that General Electric (i) provided capital to the GE Insurance Solutions business in response to an increase in any rating agency's capital requirements for the insurance or reinsurance industry or (ii) otherwise provided capital to the GE Insurance Solutions business, Swiss Re would pay General Electric an amount equal to such capital increase, net of any capital distributions.

[2] Swiss Re agreed to pay to General Electric in cash an amount equal to the undistributed proceeds of the redemption of shares of common stock of a GE Insurance Solutions subsidiary. Swiss Re is entitled to the undistributed proceeds. In addition, this includes adjustments to the consideration identified as of 31 December 2006.

Allocation of the purchase price

The purchase price has been allocated based on a preliminary estimate of the fair value of assets acquired and liabilities assumed at the date of acquisition. The allocation requires significant judgement and it is possible that the preliminary estimates will change as the purchase price allocations are finalised. The allocation of the purchase price included adjustments to the following assets and liabilities:

CHF millions	GE Insurance Solutions	GE Life UK
Total cost of investment at 31 December 2006	**10750**	**1122**
Net assets acquired	11620	1498
Historic intangibles set to zero	–3551	–226
Adjustments to assets acquired and liabilities assumed:		
Unpaid claims and claim adjustment expenses gross discounting, net of capital cost	2284	
Unpaid claims and claim adjustment expenses adjustments and reinsurance payables / receivables and funds held	–1545	
Customer intangible assets	619	
Liabilities for policy benefits for life and health	–70	–343
Present value of future profits (PVFP)	1170	195
Restructuring provision	–89	
Other	–579	–9
Tax impact of above adjustments and other tax adjustments	–646	7
Purchased net assets excluding goodwill	**9213**	**1122**
Goodwill	1537	

Intangible assets

Historic intangible assets including goodwill, deferred acquisition costs and present value of future profits have been eliminated. Qualifying purchased intangible assets, including customer related intangibles, present value of future profits and goodwill have been established.

The following table presents details of acquired intangible assets subject to amortisation as of the date of acquisition:

	Amortisation period	Value (CHF millions)
GE Insurance Solutions customer related intangibles	10 years	619
GE Insurance Solutions PVFP	25 years	1170
GE Life UK PVFP	36 years	195

The goodwill of CHF 1 537 million relates to the P&C business segment. The goodwill is not expected to be deductible for tax purposes.

Equalisation reserves

Under US GAAP, equalisation reserves are not recognised as a liability. The change to US GAAP reduced the goodwill of CHF 1 909 million published in the interim 2006 financial statements by CHF 458 million.

Investments

Fair values have been attributed to investments mainly according to quoted market prices. If quoted market prices were not available, valuation models were applied.

Property and casualty reserves gross and retrocession and reinsurance payables/receivables and funds held

Property and casualty reserves, both assumed and ceded, have been adjusted based on an estimate of their fair value. This estimate includes the best estimate of the ultimate claims payments and receipts and the timing of those payments. The estimated payments have been discounted and adjusted for the expected cost of holding capital to support the reinsurance assets and liabilities.

Life and health policy benefits and present value of future profits

The life and health policy benefit reserves have been adjusted based on best estimate assumptions at the time of the acquisition. The present value of future profits has been estimated based on the best estimate of expected future profits adjusted for expected cost of holding capital to support the reinsurance assets and liabilities.

Other assets and liabilities

Other assets and liabilities have been adjusted to their estimated fair values. For information on the restructuring provision see note 16.

Deferred taxes

Deferred tax has been recognised on the fair value adjustments summarised above. Historic deferred tax assets and liabilities have been adjusted to the expected payable and recoverable amounts which the Group expects to realise.

Pro forma financial results (unaudited)

The unaudited pro forma financial information as of 31 December 2006 is presented to illustrate the effect on the Group's income statement of the GE Insurance Solutions acquisition. The GE Insurance Solutions information is based on the estimated revenues and net income of the acquired business in 2005 and 2006 and includes estimates for the impact of purchase accounting. The 2005 pro forma net income includes USD 3.8 billion of property and casualty reserve strengthening, made by GE Insurance Solutions in 2005, gross of tax. This pro forma information is not necessarily indicative for what would have occurred had the acquisition and related transactions been made on the dates indicated, or of future results of the company.

Unaudited pro forma results after the GE Insurance Solutions acquisition	2005 (CHF millions)	**2006** (CHF millions)
Total revenues	46996	41968
Net income	–449	**4870**
Earnings per share – basic	–1.45	13.61
Earnings per share – diluted	–1.45	12.63

5. Deferred acquisition costs (DAC) and acquired present value of future profits (PVFP)

CHF millions	2005 DAC	2005 PVFP	2006 DAC	2006 PVFP
Balance as of 1 January	4855	6315	**5393**	**6535**
Deferred	4107		**4161**	
Effect of acquisitions/disposals and retrocessions		−393		**1443**
Amortisation	−4099	−794	**−4100**	**−790**
Interest accrued on unamortised PVFP		409		**413**
Effect of foreign currency translation	530	788	**−184**	**−245**
Effect of change in unrealised gains/losses		210		**194**
Balance as of 31 December	5393	6535	**5270**	**7550**

The amortisation of DAC in 2006 represents CHF 3427 million, CHF 309 million, and CHF 364 million for the Property & Casualty, Life & Health, and Financial Services business segments, respectively.

Retroceded DAC and PVFP may arise on retrocession of reinsurance portfolios, including reinsurance undertaken as part of a securitisation. The associated potential retrocession recoveries are determined by the nature of the retrocession agreements and by the terms of the securitisation.

The percentage of the PVFP which is expected to be amortised in each of the next five years is 6%, 6%, 5%, 5% and 5%, respectively.

6. Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines short-term debt as debt having a maturity at the balance sheet date of less than one year and long-term debt of greater than one year. The Group's debt as of 31 December 2005 and 2006 was as follows:

CHF millions	2005	2006
Senior financial debt	1015	**1917**
Senior operational debt	7217	**7201**
Short-term debt - financial and operational debt	8232	**9118**
Senior financial debt	2794	**2482**
Senior operational debt	4389	**6765**
Subordinated financial debt	3058	**5491**
Long-term debt - financial and operational debt	10241	**14738**
Total debt	18473	**23856**

Maturity of long-term debt

As of 31 December 2005 and 2006, long-term debt as reported above have the following maturities:

CHF millions	2005	2006
Due in 2007	1900	**0**[1]
Due in 2008	1697	**1935**
Due in 2009	940	**1818**
Due in 2010	953	**1201**
Due in 2011	21	**917**
Due after 2011	4730	**8867**
Total carrying value	10241	**14738**
Total fair value	10567	**15081**

[1] This balance was reclassified to short-term debt.

Senior debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate	Book value in CHF millions
2008	Mandatory Convertible Bond	2005	CHF	1 000	6.00%	994
2008	Private Placement (step-up)	2001	CHF	100	3.60%	100
2008	EMTN	2006	JPY	17 340	various	177
2008	EMTN	2006	CHF	100	3 M Libor + 1bp	100
2008	EMTN	2006	GBP	35	3 M Libor + 3.5bp	84
2008	EMTN	2005	GBP	90	3 M Libor + 5bp	215
2008	EMTN	2005	JPY	8 100	3M Libor	83
2008	EMTN	2005	USD	150	4.13%	182
2009	3 EMTN	2004	EUR	20	Various	32
2009	EMTN	2004	JPY	5 000	0.81%	51
2009	EMTN	2005	JPY	3 000	0.41%	31
2009	3 EMTN (Zero coupon Notes)	2004	USD	46	Various	55
2009	EMTN	2005	CHF	300	1.25%	298
2009	Insurance-linked Placement	2006	USD	59	Libor + 2.30% – 2.35%	66
2009	EMTN	2006	CHF	300	3M Libor + 0.5bp	300
2009	EMTN	2006	CHF	200	2.50%	200
2009	Mandatory Convertible Bond	2006	CHF	610	9.80%	609
2009	Private Placement	2006	CHF	175	2.59%	175
2010	EMTN (Amortising Bond)	2003	GBP	40	4.38%	96
2010	EMTN	2005	CZK	300	2.88%	18
2010	2 EMTN	2005	CHF	625	Various	624
2010	Senior Notes[1]	2000	USD	350	7.50%	464
2011	Credit-linked Note	2006	USD	735	5.01%	898
2015	EMTN (Straight Bond)	2001	CHF	150	4.00%	151
2017	Trust-preferred Stock (Trups)[2]	1997	USD	42	8.72%	60
2017	Credit-linked Note	2000	USD	9	Various	6
2019	Senior Notes[1]	1999	USD	400	6.45%	488
2026	Senior Notes[1]	1996	USD	600	7.00%	774
2030	Senior Notes[1]	2000	USD	350	7.75%	490
Various	Payment Undertaking Agreements	Various	Various	Various	Various	1 426
Total senior debt as of 31 December 2006						**9 247**
Total senior debt as of 31 December 2005						7 183

[1] Assumed in the acquisition of GE Insurance Solutions
[2] Assumed in the acquisition of Life Re Corporation

Subordinated debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate...	...first call in	Book value in CHF millions
2021	Convertible Bond	2001	USD	1 150	3.25%	2011	1 384
–	Subordinated Perpetual Loan	1998	DEM	340	6M Libor + 40bp	2008	280
–	Subordinated Perpetual Loan	1998	DEM	400	5.71%	2008	329
–	Subordinated Perpetual Loan	1998	CHF	300	6M Libor + 37.5bp	2008	300
–	Subordinated Perpetual Loan	1998	DEM	110	6M Libor + 45bp	2010	91
–	Subordinated Perpetual Bond (SUPERBs)	1999	CHF	600	3.75%	2011	592
–	Subordinated Perpetual Loan Note	2006	EUR	1 000	5.25%	2016	1 598
–	Subordinated Perpetual Note	2006	USD	752	6.85%	2016	917
Total subordinated debt as of 31 December 2006							**5 491**
Total subordinated debt as of 31 December 2005							3 058

Swiss Re uses debt to finance general corporate purposes but also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks. Debt that is strictly used for funded business is classified as operational debt and is included in financial services liabilities. Operational debt is excluded by rating agencies from financial leverage calculations.

Interest expense on long-term debt

Interest expense on long-term debt for the years ended 31 December 2005 and 2006, respectively, was as follows:

CHF millions	2005	2006
Senior financial debt	105	**121**
Senior operational debt	146	**216**
Subordinated financial debt	124	**221**
Total	375	**558**

Debt issued in 2006

In April 2006, the Group issued a credit linked note of USD 735 million, due in March 2011, bearing interest of 5.01%.

In May 2006, the Group issued a EUR 1 000 million subordinated Loan Note with a perpetual term, bearing interest at the rate of 5.25% and a USD 752 million subordinated Note with a perpetual term, bearing interest at the rate of 6.85%. Further, the Group structured and underwrote an insurance linked security of USD 59 million, bearing interest at the rate of Libor plus 2.30 – 2.35% , maturing in three years.

In June 2006, the Group issued CHF 300 million under the EMTN programme, with a three-year maturity and a coupon of three-month Libor plus 0.5 basis points, and CHF 200 million with a three-year maturity and a coupon of 2.50%. Further, the Group issued a mandatory convertible bond totalling CHF 610 million to General Electric with an interest rate of 9.80%. The securities will automatically convert into Swiss Re shares in three years. The Group also assumed in the acquisition of GE Insurance Solutions USD 400 million senior notes due in March 2019, bearing interest at the rate of 6.45%, USD 600 million due in February 2026, bearing interest at the rate of 7.00%, USD 350 million due in June 2010, bearing interest at the rate of 7.50%, and USD 350 million due in June 2030, bearing interest at the rate of 7.75%. These newly assumed senior notes are used for funded business and therefore classified as operational debt.

In November 2006, the Group issued JPY 12 340 million under the EMTN programme, with a two-year maturity and a coupon of three-month Libor, and CHF 100 million with a two-year maturity and a coupon of three-month Libor plus 1 basis point.

In December 2006, the Group issued GBP 35 million under the EMTN programme, with a two-year maturity and a coupon of three-month Libor plus 3.5 basis points, and JPY 5 000 million with a two-year maturity and a coupon of six-month Libor plus 2.7 basis points. Further, the Group issued a private placement of CHF 175 million, with a three-year maturity and a coupon of 2.59%.

7. Unpaid claims and claim adjustment expenses

The liability for unpaid claims and claim adjustment expenses is analysed as follows:

CHF millions	2005	2006
Non-life	59104	80391
Life & Health	12655	14620
Total	71759	**95011**

A reconciliation of the beginning and ending reserve balances for non-life unpaid claims and claim adjustment expenses for the periods is presented as follows:

CHF millions	2005	2006
Balance as of 1 January	50099	59104
Reinsurance recoverable	–1718	–2555
Deferred expense on retroactive reinsurance	–1040	–1057
Net	47341	**55492**
Incurred related to:		
Current year	13692	12292
Prior year	1000	–593
Amortisation of deferred expense on retroactive reinsurance and impact of commutations	66	100
Total incurred	14758	**11799**
Paid related to:		
Current year	–1601	–2853
Prior year	–10129	–10538
Total paid	–11730	**–13391**
Foreign exchange	4616	–1796
Effect of acquisitions, disposals, new retroactive reinsurance and other items	507	19 790
Net	55492	71894
Reinsurance recoverable	2555	7622
Deferred expense on retroactive reinsurance	1057	875
Balance as of 31 December	59104	**80391**

The Group does not discount liabilities arising from prospective property and casualty insurance and reinsurance contracts, including liabilities which are discounted for US statutory reporting purposes. Liabilities arising from property and casualty insurance and reinsurance contracts acquired in a business combination are initially recognised at fair value in accordance with the purchase method of accounting.

Asbestos and environmental claims exposure

The Group's obligation for claims payments and claims settlement charges also includes obligations for long-latent injury claims arising out of policies written prior to 1985, in particular in the area of US asbestos and environmental liability.

Due to the inherent uncertainties and assumptions on which these estimates are based, however, the Group cannot exclude the need to make further additions to these provisions in the future.

At the end of 2006 the Group carried net reserves for US asbestos, environmental and other long-latent health hazards equal to CHF 2 226 million, which includes an increase of CHF 1 203 million because of acquisitions. During 2006, the net claims paid against these liabilities totalled CHF 244 million.

The Group maintains an active commutation strategy to reduce exposure. When commutation payments are made, the traditional "survival ratio" is artificially reduced by premature payments which does not imply a reduction in reserve adequacy.

8. Reinsurance information

Premiums written, premiums earned and fees assessed against policyholders

CHF millions	Non-Life 2005	Life& Health 2005	Total 2005	Non-Life 2006	Life& Health 2006	Total 2006
Premiums written						
Direct	1312	1192	2504	**2256**	**1338**	**3594**
Assumed	17024	9921	26945	**16896**	**11306**	**28202**
Ceded	–912	–1484	–2396	**–979**	**–1738**	**–2717**
Total premiums written	17424	9629	27053	**18173**	**10906**	**29079**
Premiums earned						
Direct	1335	1192	2527	**2242**	**1338**	**3580**
Assumed	16871	9923	26794	**17653**	**11372**	**29025**
Ceded	–953	–1477	–2430	**–1354**	**–1736**	**–3090**
Total premiums earned	17253	9638	26891	**18541**	**10974**	**29515**
Fees assessed against policyholders						
Direct		472	472		**455**	**455**
Assumed		539	539		**563**	**563**
Ceded		–130	–130		**–139**	**–139**
Total fees assessed against policyholders		881	881		**879**	**879**

Claims and claim adjustment expenses

CHF millions	2005 Non-Life	2005 Life & Health	2005 Total	2006 Non-Life	2006 Life & Health	2006 Total
Claims						
Claims paid, gross	-12332	-9057	-21389	**-16825**	**-9631**	**-26456**
Claims paid, retro	602	1304	1906	**3434**	**1731**	**5165**
Claims paid, net	-11730	-7753	-19483	**-13391**	**-7900**	**-21291**
Change in unpaid claims and claim adjustment expenses; life and health benefits, gross	-3671	-1166	-4837	**3720**	**-1922**	**1798**
Change in unpaid claims and claim adjustment expenses; life and health benefits, retro	643	251	894	**-2128**	**228**	**-1900**
Change in unpaid claims and claim adjustment expenses; life and health benefits, net	-3028	-915	-3943	**1592**	**-1694**	**-102**
Claims and claim adjustment expenses; life and health benefits	-14758	-8668	-23426	**-11799**	**-9594**	**-21393**

Acquisition costs

CHF millions	2005 Non-Life	2005 Life & Health	2005 Total	2006 Non-Life	2006 Life & Health	2006 Total
Acquisition costs						
Acquisition costs, gross	-3802	-2617	-6419	**-3970**	**-2596**	**-6566**
Acquisition costs, retro	96	396	492	**147**	**340**	**487**
Acquisition costs, net	-3706	-2221	-5927	**-3823**	**-2256**	**-6079**

Reinsurance assets and liabilities

CHF millions	2005 Non-Life	2005 Life & Health	2005 Total	2006 Non-Life	2006 Life & Health	2006 Total
Assets						
Reinsurance recoverable	2555	10636	13191	**7622**	**11077**	**18699**
Deferred acquisition costs	1404	3989	5393	**1440**	**3830**	**5270**
Liabilities						
Unpaid claims and claim adjustment expenses	59104	12655	71759	**80391**	**14620**	**95011**
Life and health policy benefits		31081	31081		**44899**	**44899**
Policyholder account balances		34115	34115		**42834**	**42834**

9. Shareholders' equity

All of the Group's reinsurance companies prepare statutory financial statements based on local laws and regulations. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company. The Group's ability to pay dividends may be restricted by these requirements.

Dividends are declared in Swiss francs. For the years ended 31 December 2005 and 2006 the Group's dividends per share were CHF 1.60 and CHF 2.50, respectively.

Share data

CHF millions (except share data)	2005	2006
Basic earnings per share		
Income available to common shares	2 304	**4 560**
Weighted average common shares outstanding	309 827 189	**337 961 019**
Net income per share in CHF	7.44	**13.49**
Effect of dilutive securities		
Change in income available to common shares due to convertible bonds	72	**140**
Change in average number of shares due to convertible bonds and employee options	22 943 994	**37 275 628**
Diluted earnings per share		
Net income assuming debt conversion and exercise of options	2 376	**4 700**
Weighted average common shares outstanding	332 771 183	**375 236 647**
Net income per share in CHF	7.14	**12.53**

In 2004 Swiss Re purchased 9 236 800 call options to offset the exposure to deliver Swiss Re shares under the convertible bond issued in 2001.

10. Income taxes

The Group is generally subject to corporate income taxes based on the taxable net income in various jurisdictions in which the Group operates. The components of the income tax charge were:

CHF millions	2005	2006
Current taxes	533	**581**
Deferred taxes	–278	**715**
Income tax expense	255	**1 296**

Tax rate reconciliation

The following table reconciles the expected tax expense at the Swiss statutory tax rate to the actual tax expense in the accompanying income statement:

CHF millions	2005	2006
Income tax at the Swiss statutory tax rate of 21.3%	545	**1 247**
Increase (decrease) in the income tax charge resulting from:		
Foreign Income taxed at different rates	–80	**421**
Tax exempt income/deduction for dividends received	–65	**–262**
Intercompany dividends subject to tax	261	
Impact of tax deductible goodwill	–113	**–14**
Change in the valuation allowance	–244	**–228**
Other, net	–49	**132**
Total	255	**1 296**

The components of deferred income taxes were as follows:

CHF millions	2005	2006
Deferred tax assets		
Income accrued/deferred	410	**720**
Technical provisions	1 335	**1 941**
Pension provisions	87	**348**
Benefit on loss carryforwards	1 981	**2 063**
Other	967	**1 410**
Gross deferred tax asset	4 780	**6 482**
Valuation allowance	–1 175	**–1 162**
Total	3 605	**5 320**
Deferred tax liabilities		
Present value of future profits	–2 272	**–2 469**
Income accrued/deferred	–484	**–767**
Bond amortisation	–336	**–230**
Deferred acquisition costs	–317	**–746**
Technical provisions	–1 081	**–1 577**
Unrealised gains on investments	–897	**–649**
Other	–1 056	**–1 567**
Total	–6 443	**–8 005**
Deferred income taxes	–2 838	**–2 685**

Deferred taxes have not been recognised on the undistributed earnings of certain foreign subsidiaries to the extent the Company considers such earnings as being indefinitely reinvested abroad and does not expect to repatriate these earnings in the foreseeable future. The amount of such earnings included in consolidated retained earnings as of 31 December 2006 was approximately CHF 7 572 million. It is not practicable to estimate the amount of additional tax that might be payable if such earnings were not reinvested indefinitely.

As of 31 December 2006, the Group had CHF 6 241 million foreign net operating tax loss carryforwards, expiring as follows: CHF 298 million in 2007, CHF 61 million in 2008, CHF 32 million in 2009, CHF 64 million in 2010, CHF 55 million in 2011 and CHF 5 731 million after 2011. The Group also had capital loss carryforwards of CHF 364 million, expiring as follows: CHF 10 million in 2007, CHF 4 million in 2008, CHF 303 million in 2009, CHF 43 million in 2010 and CHF 4 million after 2010.

Net Operating losses of CHF 678 million were utilised or expired during 2006.

Components of the deferred tax attributes table shown above, including valuation allowances, incorporate amounts that were acquired during the year. To the extent it is management's assessment that some, or all, of the acquired attributes will not be realised, a valuation allowance has been established in purchase accounting.

Income taxes paid in 2005 and 2006 were CHF 282 million and CHF 742 million respectively.

11. Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

Effective from 1 January 2007, Swiss Re has changed the structure of its Swiss pension plan to a defined contribution scheme. The plan will continue to be accounted for as a defined benefit plan under US GAAP.

The Group also provides certain health-care and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

Incremental effect of the newly issued generally accepted guidance on employee benefit plans as of 31 December 2006:

CHF millions	Before application	Adjustments	After application
Prepaid benefit cost	609	−535	74
Liability for pension benefits	1 297	226	1 523
Deferred income tax liability	2 871	−186	2 685
Intangible asset	2	−2	
Accumulated other comprehensive income	1 878	−577	1 301
Total shareholders' equity	31 461	−577	30 884

The measurement date of these plans is 30 September for each year presented (except for one UK pension plan with a measurement date as of 31 December).

CHF millions	Swiss plans pension benefits 2005	2006	Foreign plans pension benefits 2005	2006	Other benefits 2005	2006
Benefit obligation as of 1 January	2454	**2803**	1332	**1712**	519	**620**
Service cost	96	**115**	49	**63**	28	**38**
Interest cost	90	**83**	80	**92**	21	**23**
Amendments		**50**			2	
Actuarial gains/losses	257	**–81**	188	**106**	42	**–12**
Benefits paid	–94	**–80**	–48	**–52**	–12	**–13**
Acquisitions/disposals				**416**		**28**
Reclassification/curtailment/termination		**3**	–5	**–7**		
Effect of foreign currency translation			116	**19**	20	**–14**
Benefit obligation as of 31 December	2803	**2893**	1712	**2349**	620	**670**
Fair value of plan assets as of 1 January	2362	**2678**	944	**1191**		
Actual return on plan assets	283	**207**	146	**105**		
Company contribution	127	**115**	60	**76**	12	**13**
Benefits paid	–94	**–80**	–48	**–52**	–12	**–13**
Acquisitions/disposals				**215**		
Effect of foreign currency translation			89	**8**		
Fair value of plan assets as of 31 December	2678	**2920**	1191	**1543**		
Funded status	–125	**27**	–521	**–806**	–620	**–670**

Amounts recognised in the balance sheet in 2006 consist of:

CHF millions	Swiss plans	Foreign plans	Other benefits	Total
Non-current assets	27	47		**74**
Current liabilities		–10	–13	**–23**
Non-current liabilities		–843	–657	**–1500**
Net amount recognised	**27**	**–806**	**–670**	**–1449**

Amounts recognised in accumulated other comprehensive income in 2006 consist of, gross of tax:

	Swiss plans	Foreign plans	Other benefits	Total
Net gain/loss	457	403	60	**920**
Prior service cost/credit	79	2	–46	**35**
Total	**536**	**405**	**14**	**955**

Components of net periodic benefit cost and other amounts recognised in other comprehensive income:

CHF millions	Swiss plans pension benefits 2005	2006	Foreign plans pension benefits 2005	2006	Other benefits 2005	2006
Service cost (net of participant contributions)	96	**115**	49	**63**	28	**38**
Interest cost	90	**83**	80	**92**	21	**23**
Expected return on assets	–114	**–126**	–68	**–76**		
Amortisation of:						
Net gain/loss	28	**37**	14	**25**	–2	**2**
Prior service cost	3	**3**	2	**1**	–8	**–8**
Transition obligation/asset	–12					
Effect of settlement, curtailment and termination		**3**	–5	**-3**		
Net periodic benefit cost	91	**115**	72	**102**	39	**55**

Other changes in plan assets and benefit obligations recognised in other comprehensive income:

CHF millions	Swiss plans	Foreign plans	Other benefits	Total
Net loss (gain)	494	428	62	**984**
Prior service cost (credit)	82	3	–54	**31**
Amortisation of				
Net loss/gain	–37	–25	–2	**–64**
Prior service cost	–3	–1	8	**4**
Total recognised in other comprehensive income, gross of tax	**536**	**405**	**14**	**955**
Total recognised in net periodic benefit cost and other comprehensive income, gross of tax	**651**	**507**	**69**	**1227**

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortised from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are CHF 52 million and CHF 8 million, respectively. The estimated net loss and prior service credit for the other defined postretirement benefits will be amortised from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are CHF 1 million and CHF 8 million respectively.

The accumulated benefit obligation (the current value of accrued benefits excluding future salary increases) for pension benefits was CHF 3 973 million and CHF 4 882 million as of 31 December 2005 and 2006, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

CHF millions	2005	2006
Projected benefit obligation	986	2078
Accumulated benefit obligation	872	1814
Fair value of plan assets	513	1220

Principal actuarial assumptions

	Swiss plans pension benefits 2005	Swiss plans pension benefits 2006	Foreign plans pension benefits weighted average 2005	Foreign plans pension benefits weighted average 2006	Other benefits weighted average 2005	Other benefits weighted average 2006
a) Assumptions used to determine obligations at the end of the year						
Discount rate	3.0%	3.2%	5.2%	5.2%	3.7%	3.9%
Rate of compensation increase	2.3%	2.3%	4.8%	4.5%	4.5%	4.5%
b) Assumptions used to determine net periodic pension costs for the year ended						
Discount rate	3.8%	3.0%	5.8%	5.2%	4.3%	3.7%
Expected long-term return on plan assets	5.0%	5.0%	6.8%	6.5%		
Rate of compensation increase	2.3%	2.3%	4.8%	4.8%	4.5%	4.5%
c) Assumed medical trend rates at year end						
Medical trend – initial rate					7.0%	7.1%
Medical trend – ultimate rate					4.4%	4.4%
Year that the rate reaches the ultimate trend rate					2015	2014

The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset category allocations. The estimates take into consideration historical asset category returns.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one percentage point change in assumed health-care cost trend rates would have had the following effects for 2006:

CHF millions	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	14	–11
Effect on post-retirement benefit obligation	117	–89

Plan asset allocation by asset category

The actual asset allocation by major asset category for defined benefit pension plans as of the respective measurement dates in 2005 and 2006, are as follow:

	Swiss plans actual allocation 2005	Swiss plans actual allocation 2006	Foreign plans actual allocation 2005	Foreign plans actual allocation 2006	Swiss plans target allocation	Foreign plans target allocation
Asset category						
Equity securities	37%	**34%**	58%	**56%**	**35%**	**54%**
Debt securities	42%	**45%**	40%	**42%**	**41%**	**44%**
Real estate	17%	**14%**			**20%**	**1%**
Other	4%	**7%**	2%	**2%**	**4%**	**1%**
Total	100%	**100%**	100%	**100%**	**100%**	**100%**

Actual asset allocation is determined by a variety of current economic and market conditions and considers specific asset class risks.

Equity securities include Swiss Re common stock of CHF 12 million (0.3% of total plan assets) and CHF 20 million (0.4% of total plan assets) as of 31 December 2005 and 2006, respectively.

The Group's pension plan investment strategy is to match the maturity profiles of the assets and liabilities in order to reduce the future volatility of pension expense and funding status of the plans. This involves balancing investment portfolios between equity and fixed income securities. Tactical allocation decisions that reflect this strategy are made on a quarterly basis.

Expected contributions and estimated future benefit payments

The employer contributions expected to be made in 2007 to the defined benefit pension plans are CHF 211 million and to the post-retirement benefit plan are CHF 13 million.

As of 31 December 2006, the projected benefit payments, which reflect expected future service, not adjusted for transfers in and for employees voluntary contributions, are as follows:

CHF millions	Swiss plans pension benefits	Foreign plans pension benefits	Other benefits
2007	119	68	13
2008	123	68	14
2009	130	73	16
2010	128	78	17
2011	140	85	19
Years 2012–2016	715	518	110

Defined contribution pension plans

The Group sponsors a number of defined contribution plans to which employees and the Group make contributions. The accumulated balances are paid as a lump sum at the earlier of retirement, termination, disability or death. The amount expensed in 2005 and in 2006 was CHF 19 million and CHF 28 million, respectively.

12. Share-based payments

As of 31 December 2005 and 2006, the Group had the share-based compensation plans described below.

Effect of adoption of fair value recognition

Effective 1 January 2006, Swiss Re adopted the fair value recognition provisions of the new US GAAP accounting guidance on share-based payments. The effect of adopting the new guidance is CHF 16 million on net income before taxes and CHF 13 million on net income. The impact on basic earning per share is CHF 0.04 (diluted earning per share: CHF 0.04).

Total compensation cost for share-based compensation plans recognised in net income is CHF 8 million and CHF 58 million in 2005 and 2006, respectively. The related tax benefit is CHF 3 million and CHF 13 million respectively.

Stock option plans

Stock option plans include the long term equity award programme, the fixed option plan and an additional grant to certain members of executive management.

The long term equity award programme was provided to members of the Executive Board and certain members of management. Under the scheme, the beneficiary was allowed to choose between the fixed option plan or a restricted share plan.

Under the fixed option plan, the exercise price of each option equals the market price of the shares on the date of the grant. Options issued vest at the end of the fourth year and have a maximum life of ten years.

A summary of the activity of the Group's fixed stock option plan is as follows:

	Weighted average exercise price in CHF	2006 shares
Outstanding, 1 January	122	10258044
Options granted	94	100000
Options exercised	69	-69840
Options sold	156	-450280
Options forfeited or expired	109	-775542
Outstanding, 31 December	122	9062382
Exercisable, 31 December	155	5046282

The weighted average fair value of options granted per share was CHF 20 and CHF 13 in 2005 and 2006 respectively.

The following table summarises the status of fixed stock options outstanding as of 31 December 2006:

Range of exercise price in CHF	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price in CHF
60–74	1653400	6.9	68
82–100	2398700	8.5	89
128–187	5010282	4.5	156
60–187	**9062382**	**6.0**	**122**

The fair value of each option grant is estimated on the date of grant using a binomial option-pricing model, with the following weighted average assumptions used for grants in 2005 and 2006, respectively: dividend yield of 3.0% and 3.8%; expected volatility of 30.0% and 20.0%; risk-free interest rate of 1.9% and 2.4%; expected life of 6.0 and 6.0 years.

Options exercisable

The status of stock options exercisable at 31 December 2006 is summarised as follows:

Range of exercise price	Number exercisable (vested)	Weighted average remaining contractual life	Weighted average exercise price in CHF
60–128	1012540	3.9	126
133–187	4033742	4.6	162
60–187	**5046282**	**4.5**	**155**

The Group did not recognise compensation expense at fair value for the fixed option plan in 2005. If compensation expense had been recognised at fair value, the Group's net income and earnings per share in 2005 would approximate the pro-forma amounts in the following table:

CHF millions	2005
Net income, as reported	**2304**
Add: stock based employee compensation cost, net of related tax effects, included in net income as reported	**8**
Less: total stock-based employee compensation expenses determined under the fair value method, net of related tax effects	**–39**
Pro-forma net income	**2273**
Earnings per share	
Basic – as reported	**7.44**
Basic – pro-forma	**7.35**
Diluted – as reported	**7.14**
Diluted – pro-forma	**7.05**

The amount of cash received from exercise of the options in 2006 is CHF 8 million.

Restricted shares

The Group introduced a restricted share plan during 2004 to complement the fixed option plan. No new shares were granted under this plan in 2006. In addition, restricted bonus shares were issued during 2005 and 2006.

A restricted share plan was granted in 2006 to certain former GE Insurance Solutions executives to replace their former GE plan.

Under these plans, 361 929 and 122 070 restricted shares were granted in 2005 and 2006. The shares issued vest at the end of the fourth year.

A summary of shares relating to outstanding awards granted under the foregoing plans as of December 2006 is presented below:

	Number of shares	Weighted average grant date fair value
Non-vested at January	486 059	83
Granted	122 070	95
Forfeited	–56 159	82
Outstanding, 31 December	**551 970**	**85**

The weighted average fair value of restricted shares, which equals the market price of the shares on the date of the grant, was CHF 83 and CHF 95 in 2005 and 2006 respectively.

Long term incentive plan

Starting from 2006, the Group granted a long term incentive plan (LTI) to selected employees with a three year vesting period. The plan is expected to be settled in cash. The requisite service periods as well the maximum contractual term is 3 years. The method to estimate fair value is based on a risk neutral approach which uses the current share price as an estimate of the share price at the end of the vesting period.

Appreciation rights

The Group has issued 3 million stock appreciation rights as an extraordinary grant following the GE Insurance Solutions acquisition. The plan will be settled in cash. The requisite service period is 2 years while the maximum contractual term is 5 years. The fair value of the appreciation rights is estimated at date of grant using a binomial option-pricing model and is revised at every balance sheet date.

Unrecognised compensation cost

As 31 December 2006, the total unrecognised compensation cost (net of expected forfeitures) related to non vested share based compensation awards and the weighted average period over which that cost is expected to be recognised is as follows:

Name of plan	Unrecognised compensation cost CHF millions	Weighted average period
Stock option plans	20	1.4
Restricted shares	19	1.4
Long term incentive plan	41	1.6
Appreciation rights	54	1.4
Total	**134**	**1.4**

The number of shares authorised for the Group's share-based payments to employees was 529 138 and 806 179 as of 31 December 2005 and 2006, respectively.

Employee participation plan

Swiss Re's employee participation plan consists of a savings scheme lasting two or three years. Employees combine regular savings with the purchase of either actual or tracking options. Swiss Re contributes to the employee savings.

At maturity, the employee either receives shares or cash equal to the accumulated savings balance, or the employee may elect to exercise the options.

In 2005 and 2006, 1 068 610 and 519 991 options, respectively, were issued to employees and the Group contributed CHF 15 million and CHF 14 million, respectively, to the plan.

13. Commitments and contingent liabilities

Leasing commitments

As part of its normal business operations, the Group enters into a number of lease agreements. Such agreements, which are operating leases, total the following obligations for the next five years and thereafter:

As of 31 December 2006	CHF millions
2007	84
2008	64
2009	55
2010	50
2011	44
After 2011	190
Total operating lease commitments	**487**
Less minimum non-cancellable sublease rentals	−137
Total net future minimum lease commitments	**350**

The following schedule shows the composition of total rental expenses for all operating leases as of 31 December (except those with terms of a month or less that were not renewed):

CHF millions	2005	2006
Minimum rentals	47	66
Sublease rental income	−10	−9
Total	**37**	**57**

Other commitments

As a participant in limited investment partnerships, the Group commits itself to making available certain amounts of investment funding, callable by the partnerships for periods of up to 10 years. The total commitments remaining uncalled as of 31 December 2005 and 2006 were CHF 869 million and CHF 891 million, respectively.

The Group enters into a number of contracts in the ordinary course of reinsurance and financial services business which, if the Group's credit rating and/or defined statutory measures decline to certain levels, would require the Group to post collateral or obtain guarantees. The contracts typically provide alternatives for recapture of the associated business.

Legal proceedings

In the normal course of business operations, the Group is involved in various claims, lawsuits and regulatory matters. In the opinion of management, the disposition of these or any other legal matters, except as disclosed in this note, is not expected to have a material adverse effect on the Group's business, consolidated financial position or results of operations.

11 September 2001

The Group directly underwrote approximately 25% of USD 3.5 billion in excess property insurance coverage for the World Trade Center ("WTC"). Following the WTC's destruction, the insured lessees of the complex claimed entitlement to two policy limits for a total of USD 7 billion in coverage. The Group initiated litigation in the United States District Court for the Southern District of New York for a declaration that Swiss Re could only be liable for its share of a maximum of one policy limit and to determine the rights and obligations of all parties in interest.

On 3 May 2004, a jury found in favour of Swiss Re that the insureds are only entitled to recover a maximum of Swiss Re's 25% share of one policy limit. On 18 October 2006, the U.S. Court of Appeals for the Second Circuit affirmed the jury's verdict in favour of Swiss Re. As a result, the Group's exposure for claims related to the WTC terrorist attack remains consistent with existing loss estimates.

The insureds have claimed entitlement to receive Swiss Re' share of one policy limit in an immediate lump sum distribution rather than as rebuilding costs are incurred, plus approximately USD 250 million in prejudgment interest. On 8 June 2005, the US District Court denied the insureds' motion for summary judgment that they are entitled to a lump sum payment from Swiss Re. Swiss Re subsequently moved for summary judgment that the insureds are only entitled to collect insurance proceeds as rebuilding costs are incurred. Swiss Re's motion is fully submitted to the court and awaits a decision.

The Group also provided approximately 25% of a USD 1.5 billion excess property insurance program obtained by the Port Authority of New York and New Jersey. The Port Authority is the lessor of the WTC and owns additional property in the vicinity. Its property damage claim was being adjusted in the ordinary course when, in March 2005, the Port Authority indicated that it intended to claim entitlement to two policy limits in connection with the same WTC property that had been leased and separately insured under the USD 3.5 billion program. On 27 September 2005, Swiss Re filed suit against the Port Authority for a declaration that the WTC property insured under the USD 3.5 billion program is not also covered by the Port Authority's program and that Swiss Re's liability is limited to a single policy limit. The litigation is in the earliest stages and the parties have yet to appear before the court. The Port Authority has filed a motion to dismiss the case as unripe. No hearing date has been set for the motion.

On 9 June 2006, Swiss Re completed the acquisition of GE Insurance Solutions, which included the acquisition of GE Insurance Solutions affiliate Industrial Risk Insurers ("IRI"). IRI provided USD 237 million of the USD 3.5 billion WTC insurance program. On 6 December 2004, a jury found that nine insurers, including IRI, bound coverage on terms that treated the WTC terrorist attack as two occurrences, subject to a maximum of two policy limits of coverage. On 18 October 2006, the U.S. Court of Appeals for the Second Circuit affirmed the jury's verdict. The amount of the loss and IRI's proportionate share will be determined by separate appraisal proceedings which remain in progress. The Group has recorded its best estimate of ultimate liability, which it will update as further information becomes available.

14. Information on business segments

The Group provides reinsurance, insurance and financial services throughout the world through three business segments. The business segments are determined by the organisational structure. The business segments in place are Property & Casualty, Life & Health and Financial Services. The other section includes items which are not allocated to operating segments.The main items are foreign exchange remeasurement, the mark to market of trading portfolios designated to match foreign currency reinsurance net liabilities, financing costs for financial debt and corporate centre expenses. The comparative business segment information is represented accordingly.

Net investment income and realised investment gains are allocated to the business segments based on the net investment income and realised investment gains of the legal entities that are operated by these business segments. Where one entity is utilised by two or more business segments, the net investment income and realised investment gains are allocated to these business segments using technical reserves and other information as a key for the allocation. The Financial Services business segment provides investment management services to the other business segments, and includes the fees charged in net investment income. These fees are based on service contracts.

Financial Services provides structuring support for certain transactions, for example insurance-linked securities, issued on behalf of the business segments. The Financial Services business segment includes the fees charged in net investment income. The business segments provide origination services for certain transactions underwritten and accounted for within another business segment. The commissions are included in acquisition costs.

The accounting policies of the business segments are in line with those described in the summary of significant accounting policies (see Note 1)

a) Business segment results

2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	16346	9638	907		26891
Fee income		881			881
Net investment income	1988	4000	85	64	6137
Net realised investment gains	1188	1799	29	458	3474
Trading revenues	27		319		346
Fees, commissions and other revenues	46		220	17	283
Total revenues	19595	16318	1560	539	38012
Expenses					
Claims and claim adjustment expenses; life and health benefits	-14430	-8668	-328		-23426
Interest credited to policyholders		-3019			-3019
Acquisition costs	-3411	-2221	-295		-5927
Other operating costs and expenses	-924	-765	-558	-834	-3081
Total expenses	-18765	-14673	-1181	-834	-35453
Operating income/loss	830	1645	379	-295	2559

2006 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Revenues					
Premiums earned	17441	10974	1100		29515
Fee income		879			879
Net investment income	2883	3946	79	82	6990
Net realised investment gains/losses	752	1521	27	-352	1948
Trading revenues	4		573	77	654
Fees, commissions and other revenues	74		184	22	280
Total revenues	**21154**	**17320**	**1963**	**-171**	**40266**
Expenses					
Claims and claim adjustment expenses; life and health benefits	-11306	-9594	-493		-21393
Interest credited to policyholders		-2827			-2827
Acquisition costs	-3459	-2256	-364		-6079
Other operating costs and expenses	-1373	-961	-646	-1131	-4111
Total expenses	**-16138**	**-15638**	**-1503**	**-1131**	**-34410**
Operating income/loss	**5016**	**1682**	**460**	**-1302**	**5856**

b) Property & Casualty business segment – by line of business

2005 CHF millions	Property Traditional	Liability Traditional	Motor Traditional	Accident Traditional	Specialty Lines Traditional	Total Traditional	Non-Traditional	Total
Revenues								
Premiums earned	5095	4095	2070	812	2785	14857	1489	16346
Net investment income	319	781	210	149	264	1723	265	1988
Net realised investment gains	188	461	124	88	155	1016	172	1188
Trading revenues							27	27
Fees, commissions and other revenues							46	46
Total revenues	5602	5337	2404	1049	3204	17596	1999	19595
Expenses								
Claims and claim adjustment expenses	–4419	–4486	–1648	–564	–2153	–13270	–1160	–14430
Acquisition costs	–967	–803	–400	–172	–608	–2950	–461	–3411
Other operating costs and expenses	–282	–166	–110	–38	–141	–737	–187	–924
Total expenses	–5668	–5455	–2158	–774	–2902	–16957	–1808	–18765
Operating income/loss	–66	–118	246	275	302	639	191	830
Claims ratio in %	86.7	109.5	79.6	69.4	77.3	89.3		
Expense ratio in %	24.5	23.7	24.7	25.9	26.9	24.8		
Combined ratio in %	111.2	133.2	104.3	95.3	104.2	114.1		

2006 CHF millions	Property Traditional	Liability Traditional	Motor Traditional	Accident Traditional	Specialty Lines Traditional	Total Traditional	Non-Traditional	Total
Revenues								
Premiums earned	6063	4563	1923	1057	3251	16857	584	17441
Net investment income	466	1160	328	319	278	2551	332	2883
Net realised investment gains	130	323	91	89	77	710	42	752
Trading revenues							4	4
Fees, commissions and other revenues					52	52	22	74
Total revenues	**6659**	**6046**	**2342**	**1465**	**3658**	**20170**	**984**	**21154**
Expenses								
Claims and claim adjustment expenses	–2781	–3721	–1448	–1051	–1808	–10809	–497	–11306
Acquisition costs	–1074	–794	–394	–216	–674	–3152	–307	–3459
Other operating costs and expenses	–433	–387	–148	–85	–231	–1284	–89	–1373
Total expenses	**–4288**	**–4902**	**–1990**	**–1352**	**–2713**	**–15245**	**–893**	**–16138**
Operating income	**2371**	**1144**	**352**	**113**	**945**	**4925**	**91**	**5016**
Claims ratio in %, excluding unwind of discount	45.3	80.0	74.6	98.1	55.4	63.3		
Expense ratio in %	24.8	25.9	28.2	28.5	27.8	26.3		
Combined ratio in %, excluding unwind of discount	70.1	105.9	102.8	126.6	83.2	89.6		

c) Life & Health business segment – by line of business

2005 CHF millions	Traditional Life	Traditional Health	Total traditional	Admin Re℠	Total
Revenues					
Premiums earned	6982	1612	8594	1044	9638
Fee income	34		34	847	881
Net investment income	1015	590	1605	2395	4000
Net realised investment gains	277	82	359	1440	1799
Total revenues	8308	2284	10592	5726	16318
Expenses					
Claims and claim adjustment expenses; life and health benefits	–5276	–1453	–6729	–1939	–8668
Interest credited to policyholders	–333		–333	–2686	–3019
Acquisition costs	–1520	–445	–1965	–256	–2221
Other operating costs and expenses	–348	–92	–440	–325	–765
Total expenses	–7477	–1990	–9467	–5206	–14673
Operating income	831	294	1125	520	1645
Operating result, excluding non-participating net realised investment gains	742	212	954	379	1333
Net investment income - unit-linked	101		101	650	751
Net realised investment gains - unit-linked	188		188	1208	1396
Net realised investment gains - non-participating	89	82	171	141	312
Operating revenues[1]	7930	2202	10132	3727	13859
Management expense ratio in %	4.4	4.2	4.3	8.7	5.5
Return on operating revenues in %	9.4	9.6	9.4	10.2	9.6

[1] Operating revenues exclude net investment income and net realised investment gains from unit-linked business as these are passed through to contract holders via interest credited to policyholders and therefore do not have an impact on the operating result.

2006 CHF millions	Traditional Life	Traditional Health	Total traditional	Admin Re℠	Total
Revenues					
Premiums earned	7851	2243	10094	880	10974
Fee income	38		38	841	879
Net investment income	1127	625	1752	2194	3946
Net realised investment gains	498	87	585	936	1521
Total revenues	**9514**	**2955**	**12469**	**4851**	**17320**
Expenses					
Claims and claim adjustment expenses; life and health benefits	–6081	–1763	–7844	–1750	–9594
Interest credited to policyholders	–569		–569	–2258	–2827
Acquisition costs	–1607	–550	–2157	–99	–2256
Other operating costs and expenses	–481	–161	–642	–319	–961
Total expenses	**–8738**	**–2474**	**–11212**	**–4426**	**–15638**
Operating income	**776**	**481**	**1257**	**425**	**1682**
Operating result, excluding non-participating net realised investment gains	**688**	**394**	**1082**	**435**	**1517**
Net investment income – unit-linked	109		109	561	670
Net realised investment gains – unit-linked	410		410	909	1319
Net realised investment gains – non-participating	88	87	175	–10	165
Operating revenues[1]	8907	2868	11775	3391	15166
Management expense ratio in %	5.4	5.6	5.5	9.4	6.3
Return on operating revenues in %	7.7	13.7	9.2	12.8	10.0

[1] Operating revenues exclude net investment income and net realised investment gains from unit-linked business as these are passed through to contract holders via interest credited to policyholders and therefore do not have an impact on the operating result.

d) Net premiums earned and fees assessed against policyholders by country

CHF millions	2005	2006
United States	12175	**12320**
United Kingdom	2614	**3513**
Germany	1830	**2560**
Canada	989	**1235**
France	1223	**1137**
Australia	853	**979**
Italy	849	**804**
Switzerland	750	**705**
Netherlands	647	**646**
Other	5842	**6495**
Total	27772	**30394**

15. Subsidiaries, equity investees and variable interest entities

Subsidiaries and equity investees

	Share capital (CHF millions)	Affiliation in % as of 31.12.2006	Method of consolidation
Europe			
Denmark			
Swiss Re Denmark Holding ApS[2]	329	100	f
Swiss Re Denmark Reinsurance A/S[2]	193	100	f
France			
Frasecur Société d'Investissement à Capital Variable[1]	147	100	f
Germany			
Swiss Re Germany AG	72	100	f
Swiss Re Germany Holding AG	80	100	f
Swiss Re Frankona Holding GmbH[2]	43	100	f
Swiss Re Frankona Rückversicherungs AG[2]	558	100	f
Swiss Re Frankona Management Service GmbH[2]	0	100	f
Hungary			
Swiss Re Treasury (Hungary) Ltd.	0	100	f
Ireland			
Swiss Re International Treasury (Ireland) Ltd.	0	100	f
Swiss Re Ireland Ltd.	135	100	f
Swiss Re Life & Health (Ireland) Ltd.	1	100	f
Swiss Reinsurance Ireland Limited[2]	151	100	f
Luxembourg			
Swiss Re Management (Luxembourg) S.A.	320	100	f
Swiss Re Treasury (Luxembourg) S.A.	169	100	f
Swiss Re Finance (Luxemburg) S.A.	0	100	f
Luxembourg European Reinsurance S.A.[2]	197	100	f
Netherlands			
Algemene Levensherverzekering Maatschappij N.V.	8	100	f
Atradius	91	34.95	e
Calam C.V.	0	100	f
Reassurantie Maatschappij Nederland N.V.	12	100	f
Swiss Re Life & Health Nederland N.V.	6	100	f
Swiss Re Nederland Holding B.V.	1	100	f
Malta			
Swiss Re Finance (Malta) Ltd.	3086	100	f

Method of consolidation:

f full
e equity
1 Net asset value instead of share capital
2 From acquisition of GE Insurance Solutions
3 From acquisition of GE Life

	Share capital (CHF millions)	Affiliation in % as of 31.12.2006	Method of consolidation
Switzerland			
Diax Holding	9	37.26	e
European Reinsurance Company of Zurich	312	100	f
SR Institutional Funds[1]	16882	99.68	f
Swiss Re Asset Management (Switzerland) AG	15	100	f
Swiss Re Partnership Holding AG	0	100	f
United Kingdom			
Banian Investments UK Ltd.	1	100	f
Calico Leasing (GB) Ltd.	84	100	f
Cyrenaic Investments (UK) Ltd.	1435	100	f
Dex Hold Ltd.	0	100	f
European Credit and Guarantee Insurance PCC Ltd.	10	100	f
GE Life Group Limited and group companies[3]	358	100	f
Life Assurance Holding Corporation Ltd.	175	100	f
Palatine Insurance Company Ltd.	18	100	f
Reassure UK Life Assurance Company Ltd.	914	100	f
SR Delta Investments (UK) Ltd.	16	100	f
SR International Business Insurance Company Ltd.	294	100	f
Swiss Re Capital Markets Ltd.	73	100	f
Swiss Re Financial Services Ltd.	17	100	f
Swiss Re GB Plc	1526	100	f
Swiss Re Life & Health UK Ltd.	454	100	f
Swiss Re Properties Ltd.	0	100	f
Swiss Re Services Ltd.	5	100	f
Swiss Re Specialised Investments Holdings (UK) Ltd.	2	100	f
Swiss Reinsurance Company UK Ltd.	1132	100	f
The Mercantile & General Reinsurance Company Ltd.	334	100	f
XSMA Ltd.	36	100	f
Windsor Life Assurance Company Ltd.	7	100	f
Swiss Re Frankona Reinsurance Ltd.[2]	0	100	f
Swiss Re Frankona LM Limited[2]	17	100	f
Swiss Re Specialty Insurance (UK) Ltd.[2]	43	100	f

North America and Caribbean

Barbados			
Accra Holdings Corporation	20	100	f
Atlantic International Reinsurance Company Ltd.	5	100	f
European Finance Reinsurance Company Ltd.	6	100	f
European International Holding Company Ltd.	200	100	f
European International Reinsurance Company Ltd.	195	100	f
Gasper Funding Corporation	0	100	f
Stockwood Reinsurance Company, Ltd.	1	100	f
Underwriters Reinsurance Company (Barbados) Ltd.	20	100	f

	Share capital (CHF millions)	Affiliation in % as of 31.12.2006	Method of consolidation
Bermuda			
30 St Mary Axe (Bermuda) L.P.	0	100	f
Englewood Ltd.	0	100	f
Life Re International, Ltd.	0	100	f
Old Fort Insurance Company Ltd.	0	100	f
Securitas Allied (Bermuda), L.P.	0	100	f
SwissRe Capital Management (Bermuda) Ltd.	0	100	f
SwissRe Finance (Bermuda) Ltd.	0	100	f
SwissRe Investments (Bermuda) Ltd.	0	100	f
Canada			
Swiss Re Holdings (Canada) Inc.	123	100	f
Swiss Re Life & Health Canada	119	100	f
Swiss Reinsurance Company Canada	11	100	f
Cayman Islands			
Ampersand Investments (UK) Ltd.	0	100	f
Dunstanburgh Finance (Cayman) Ltd.	0	100	f
Farnham Funding Ltd.	6	100	f
SR Cayman Holdings Ltd.	0	100	f
SR York Limited	119	100	f
SV Corinthian Investments Ltd.	5	100	f
Swiss Re Dorus Investment Ltd.	5	100	f
Swiss Re Funding (UK) Ltd.	0	100	f
Swiss Re Hedge Funds SPC	84	100	f
Swiss Re Strategic Investments (UK) Ltd.	0	100	f
Cobham Funding Ltd.	24	100	f
Kilgallon Finance Ltd.	24	100	f
United States			
Conning & Company and group companies	0	100	f
Facility Insurance Corporation	1	100	f
Facility Insurance Holding Corporation	0	100	f
Life Re Capital Trust I	4	100	f
North American Capacity Insurance Company	5	100	f
North American Elite Insurance Company	4	100	f
North American Specialty Insurance Company	6	100	f
Reassure America Life Insurance Company	3	100	f
Sage Life Holdings of America Inc.	3	100	f
Southwestern Life Insurance Company	4	100	f
Swiss Re Alternative Assets LLC	0	100	f
Swiss Re America Holding Corporation	0	100	f
Swiss Re Asset Management (Americas) Inc.	9	100	f
Swiss Re Atrium Corporation	1	100	f
Swiss Re Capital Markets Corporation	0	100	f
Swiss Re Financial Products Corporation	0	100	f
Swiss Re Financial Services Corporation	0	100	f

	Share capital (CHF millions)	Affiliation in % as of 31.12.2006	Method of consolidation
Swiss Re Life & Health America Holding Company	5	100	f
Swiss Re Life & Health America Inc.	5	100	f
Swiss Re Management Corporation	0	100	f
Swiss Reinsurance America Corporation	7	100	f
Valley Forge Life Insurance Company	3	100	f
Washington International Insurance Company	4	100	f
SR PA Finance Inc	0	100	f
Swiss Re Funding Inc.	0	100	f
Swiss Re Treasury (US) Corporation	0	100	f
Swiss Re Solutions Holding Corp[2]	11	100	f
Core Insurance Holdings Inc.[2]	0	100	f
Coregis Insurance Company[2]	0	100	f
Employers Reinsurance Corporation[2]	41	100	f
First Specialty Insurance Coporation[2]	6	100	f
Industrial Risk Insurers[2]	0	100	f
Westport Insurance Corporation[2]	6	100	f
Australia			
Swiss Re Australia Ltd.	19	100	f
Swiss Re Life & Health Australia Ltd.	0	100	f
The Mercantile and General Reinsurance Company of Australia Ltd.	14	100	f
South Africa			
Swiss Re Life & Health Africa Ltd.	0	100	f
Swiss Re Africa Ltd.	2	100	f

Variable interest entities

The Group holds a variable interest in various entities due to a modified coinsurance agreement, certain insurance-linked and credit-linked securitisations, private equity limited partnerships, hedge funds, debt financing and other entities, which meet the definition of a variable interest entity (VIE).

The insurance-linked and credit-linked securitisations transfer pre-existing insurance or credit risk to the capital markets through the issuance of insurance-linked or credit-linked securities. In insurance-linked securitisations, the securitisation vehicle initially assumes the insurance risk through insurance contracts. In credit-linked securitisations, the securitisation vehicle initially assumes the credit risk through credit default swaps.

The securitisation vehicle generally retains the issuance proceeds as collateral. The Group's variable interests arise through ownership of insurance-linked and credit-linked securities, or through protection provided for the value of the collateral held. The Group's maximum exposure to loss equals the higher of the carrying amount of the collateral protected or the carrying amount of the insurance-linked or credit-linked securities held. The collateral held usually consists of investment grade securities.

Commercial paper conduit vehicles issue commercial paper to finance the purchase of assets. The Group assumes the risks and rewards of a portion of the assets held by the vehicle through a total return swap. The maximum exposure to loss equals the carrying amount of the assets underlying the total return swap.

Other investment vehicles consist of private equity limited partnerships and hedge funds. The Group's variable interests arise through an ownership interest in the vehicle or a guarantee of the value of the assets held by the vehicle. The maximum exposure to loss equals the carrying amount of the ownership interest or the maximum amount payable under the guarantee.

Debt financing is a loan from a bank which the Group uses to invest in an investment company. The maximum exposure to loss is equal to the credit default of the loan from the bank.

The following table shows the total assets of VIEs of which the Group is the primary beneficiary, but does not hold a majority voting interest:

As of 31 December CHF millions	2005	**2006**
Modified coinsurance agreement	4848	**5324**
Other investment vehicles	804	**447**
Other	228	**6**
Total	5880	**5777**

The consolidation of the VIEs resulted in a minority interest in the balance sheet of CHF 702 million in 2006 (2005: CHF 586 million). The minority interest is included in accrued expenses and other liabilities. The net minority interest in income was CHF 39 million in 2006 (2005: CHF 16 million) net of tax. The income statement impacts are generally included in the relevant segment with the underlying movement in income or expenses.

The following table shows the total assets of and maximum exposure to loss in VIEs in which the Group holds a significant variable interest:

As of 31 December CHF millions	Total Assets	2005 Maximum exposure to loss	Total Assets	**2006** Maximum exposure to loss
Insurance-linked/Credit-linked securitisations	4372	4327	7861	7786
Commercial paper conduit vehicles	2245	2245	3699	3699
Other investment vehicles	1777	1305	3487	1952
Debt financing	1397	226	2683	250
Other	160	68	795	777
Total	9951	8171	**18525**	**14464**

16. Restructuring provision

The Group has recognised restructuring provisions for the acquired activities of GE Insurance Solutions, which is part of the allocation of the purchase price, and for the existing activities of Swiss Re, which is a charge to earnings.

The Insurance Solutions provision includes real estate related expenses of CHF 44 million, for planned adjustments to the properties owned or leased by the former Insurance Solutions, and CHF 49 million for leaving benefits related to the Insurance Solutions business. Expenses of CHF 29 million have been charged in 2006 against the provision for Insurance Solution activities.

A provision of CHF 104 million has been recognised, for the existing Swiss Re business, for leaving benefits associated with the realignment of the business after the acquistion. A provision of CHF 13 million has been recognised for real estate related expenses for the existing Swiss Re activities. Expenses of CHF 68 million have been charged in 2006 against the provision for the existing Swiss Re activities.

2006 CHF millions	Property & Casualty	Life & Health	Financial Services	Other	Total
Balance as of 1 January	2	15	41		58
Increase of provision	63	24	16	14	117
Effect of acquisition of GE Insurance Solutions	88	5			93
Costs incurred	–54	–14	–15	–14	–97
Effect of foreign currency translation			–4		–4
Balance as of 31 December	**99**	**30**	**38**	**0**	**167**

17. Change in accounting basis

Reconciliation of previously published 2005 Swiss GAAP figures to US GAAP

As of 31 December CHF millions	Reference	Net income	Shareholders' equity
Swiss GAAP		1451	22929
Fixed income securities marked to market	1)		1912
Shadow adjustment recognised on fixed income securities	2)		–340
Amortisation and other adjustments to goodwill	3)	274	954
Equalisation reserve reversed	4)	–613	569
Discounting of certain property and casualty reserves reversed	5)	34	–1030
Trading losses (excluding foreign exchange)	6)	–17	
Foreign currency translation	7)	913	–279
Other impacts		–5	352
Taxation	8)	267	–674
US GAAP		2304	**24393**

References

1) Under Swiss GAAP, available-for-sale fixed income securities are carried at amortised cost. Under US GAAP, available-for-sale fixed income securities are carried at fair value with changes in fair value recognised in shareholders' equity.

2) US GAAP requires adjustment to unrealised gains and losses which, when realised, would be credited to policyholders. The adjustment affects the PVFP balance, policyholder liabilities and unrealised gains and losses in shareholders' equity. Under Swiss GAAP, shadow PVFP adjustments are not recognised because available-for-sale fixed income securities are carried at amortised cost.

3) Under Swiss GAAP, goodwill is amortised using the straight-line method over periods that correspond to the benefits expected to be derived from the related acquisitions. Under US GAAP, effective 1 January 2002, goodwill is no longer amortised but is tested for impairment annually.

4) Under Swiss GAAP, reserves prescribed by local regulatory authorities for future claims fluctuations and for large and catastrophic losses are established and included in the unpaid claims and claim adjustment expenses liability. Under US GAAP, equalisation reserves are not recognised as a liability.

5) Under Swiss GAAP, Swiss Re discounted certain property and casualty reserves, principally provisions which are discounted under US statutory accounting policies. This approach is permitted but not required under US GAAP. Swiss Re has adopted a policy not to discount property and casualty reserves under US GAAP. Purchase GAAP accounting is not affected by this policy and requires acquired assets and liabilities to be recognised at fair value.

6) With the adoption of US GAAP the Group designated certain fixed income securities as trading. Trading securities are remeasured through earnings rather than shareholders' equity, including the associated foreign exchange effect. Future mark-to-market movements on such trading securities will be reflected in earnings.

7) Under Swiss GAAP, entities generally treated foreign currencies as functional. Under US GAAP, certain entities have now changed to a single functional currency. Non-monetary assets and liabilities, except for those carried at fair value, are remeasured at historical rates. Fixed income and equity securities available-for-sale are remeasured at current rates through unrealised gains/losses in shareholders' equity.

8) Represents the effect on income tax expense and deferred tax assets/liabilities of the adoption of the new accounting basis.

Report of the Group auditors

Report of the Group auditors
To the Annual General Meeting of
Swiss Reinsurance Company
Zurich

As auditors of the Group, we have audited the consolidated financial statements (income statement, balance sheet, statement of shareholders' equity, statement of comprehensive income, statement of cash flow and notes to the Group financial statements /pages 109 to 168) of the Swiss Re Group for the year ended 31 December 2006.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

David JA Law
Auditor in charge

Dawn M Kink

Zurich, 28 February 2007

Annual report
Swiss Reinsurance Company, Zurich

Reinsurance and holding company

Swiss Reinsurance Company, Zurich, performs a dual role within the Swiss Re Group as both a reinsurance company and a holding company. The assessment of the market position, profitability and financial strength of Swiss Re's worldwide organisation must focus primarily on the consolidated financial statements.

The following commentary on the 2006 financial year of the parent company therefore complements the review of the financial year of the Swiss Re Group.

Financial year 2006

The after-tax profit for the financial year based on the Swiss legal accounting regulations amounted to CHF 2.1 billion, compared to CHF 1.1 billion in the previous year.

The business year was characterised by a substantially improved reinsurance result mainly due to the lower natural catastrophe claims compared with the previous year. The investment result in contrast decreased mainly as a consequence of lower realised gains on sale of investments.

In the year under report Swiss Re completed the acquisition of GE Insurance Solutions. This transaction had a significant impact on the balance sheet and income statement 2006.

Accounting policy

Swiss Reinsurance Company, Zurich, modified its accounting policy in 2006, with respect to the valuation methodology for determining liabilities for life and health policy benefits. For details on the accounting policy refer to page 177. The transition impact and the prior-year comparative figures are disclosed in note "Change of accounting policy for liabilities for life and health policy benefits" on page 184.

Reinsurance result

Gross premiums written decreased from CHF 23.1 billion to CHF 19.9 billion. The 2005 premium peak resulted mainly from the portfolio transaction with Swiss Reinsurance Company's life and health subsidiaries in connection with the ALPS II securitisation. In the year under report, the absence of this one-off effect was partly compensated by the extension of Group internal retrocession as a result of the acquisition of GE Insurance Solutions.

Claims and claim adjustment expenses decreased by 10% to CHF 11.2 billion, reflecting mainly the quiet hurricane season in the United States as well as lower catastrophes in Europe.

Life and health benefits and acquisition costs were affected by the change in the valuation methodology for determining the liabilities for life and health policy benefits. In addition, the reduction of life and health benefits reflects the non-recurring impact of the portfolio transaction in connection with the ALPS II securitisation in 2005.

Investment result

The investment result decreased slightly to CHF 1.7 billion. The significantly increased income from subsidiaries and affiliated companies was offset by the absence of the large net realised gains achieved in 2005 on the sale of investments. The investment result includes the impact of derivative financial instruments to cover certain reinsurance exposures. These contracts predominantly refer to insurance-linked securities, which provide protection against lower-layer earnings volatility events as well as higher-layer capital events.

Other income and expenses

Other interest income and expenses both increased due to financing transactions in connection with the acquisition of GE Insurance Solutions.

Assets

Total assets rose by 10% to CHF 92.2 billion. This increase is reflected in the higher investments in equity and fixed income securities. Higher investments in subsidiaries and affiliated companies and other receivables resulted from the acquisition of GE Insurance Solutions.

Liabilities

Liabilities increased by CHF 2.5 billion to CHF 73.8 billion reflecting the issuance of mandatory convertible instruments and hybrid debt due to the financing of the GE Insurance Solutions acquisition.

An equalisation reserve of CHF 250 million was established for future claims fluctuations and for large and catastrophe losses.

Shareholders' equity

Shareholders' equity at 31 December 2005 amounted to CHF 12.8 billion before allocation of profit. After the dividend payment of CHF 776 million for 2005, the issuance of new shares, and the inclusion of the profit for the 2006 financial year, shareholders' equity increased to CHF 18.4 billion at year-end 2006. Other reserves increased from CHF 11.0 billion to CHF 15.5 billion in 2006, due to the newly issued shares, mainly in connection with the acquisition of GE Insurance Solutions.

The nominal share capital of the company amounted to CHF 37 million on 31 December 2006, following the new share issuance.

Income statement
Swiss Reinsurance Company, Zurich

For the years ended 31 December

CHF millions	Notes	2005	2006
Reinsurance	1		
Premiums earned		17742	**16083**
Claims and claim adjustment expenses		–12434	**–11210**
Life and health benefits		–3323	**1112**
Change in equalisation reserve		–	**–250**
Acquisition costs		–3284	**–5786**
Other reinsurance result		520	**972**
Operating costs		–1108	**–1379**
Allocated investment return		917	**1095**
Reinsurance result		–970	**637**
Investments	2		
Investment income		4485	**5431**
Investment expenses		–1453	**–2634**
Allocated investment return		–917	**–1095**
Investment result		2115	**1702**
Other income and expenses			
Other interest income		120	**244**
Other interest expenses		–194	**–301**
Other income		340	**122**
Other expenses		–200	**–190**
Result from other income and expenses		66	**–125**
Income before tax		1211	**2214**
Tax		–142	**–70**
Net income		1069	**2144**

The accompanying notes are an integral part of the financial statements.

Balance sheet
Swiss Reinsurance Company, Zurich

As of 31 December

Assets

CHF millions	Notes	2005	2006
Invested assets			
Investments			
Investment real estate		1 024	**970**
Investments in subsidiaries and affiliated companies		14 326	**17 249**
Loans to subsidiaries and affiliated companies		7 411	**8 859**
Mortgages and other loans		748	**762**
Equity securities		6 980	**8 956**
Fixed income securities		17 338	**19 204**
Short-term investments		968	**1 709**
Assets in derivative financial instruments		348	**562**
Total investments		49 143	**58 271**
Tangible assets		842	**871**
Intangible assets		69	**59**
Total invested assets		50 054	**59 201**
Current assets			
Premiums and other receivables from reinsurance	3	7 411	**7 295**
Funds held by ceding companies	3	18 908	**17 698**
Deferred acquisition costs	3	2 515	**1 103**
Cash and cash equivalents		3 489	**2 158**
Other receivables		121	**3 134**
Other assets		746	**677**
Accrued income		913	**955**
Total current assets		34 103	**33 020**
Total assets		84 157	**92 221**

The accompanying notes are an integral part of the financial statements.
The company has revised the classification between certain balance sheet categories, as described in the notes on page 177, and adjusted the comparative balance sheet positions.

Liabilities and shareholders' equity

CHF millions	Notes	2005	2006
Liabilities			
Technical provisions			
Unpaid claims	4	39245	**42972**
Liabilities for life and health policy benefits	4	13153	**11459**
Unearned premiums	4	4172	**4248**
Provisions for profit commissions	4	516	**552**
Equalisation reserve	4	–	**250**
Total technical provisions		57086	**59481**
Non-technical provisions			
Provision for taxation		356	**205**
Provision for currency fluctuation		1101	**905**
Other provisions		274	**570**
Total non-technical provisions		1731	**1680**
Debt			
Debentures		2464	**4319**
Loans		663	**620**
Total debt		3127	**4939**
Funds held under reinsurance treaties	4	2885	**2574**
Reinsurance balances payable	4	5115	**2851**
Liabilities from derivative financial instruments		667	**939**
Other liabilities		630	**1193**
Accrued expenses		114	**155**
Total liabilities		71355	**73812**
Shareholders' equity	5		
Share capital		32	**37**
Reserve for own shares		19	**31**
Other legal reserves		650	**650**
Other reserves		11017	**15539**
Retained earnings brought forward		15	**8**
Profit for the financial year		1069	**2144**
Total shareholders' equity		12802	**18409**
Total liabilities and shareholders' equity		84157	**92221**

The accompanying notes are an integral part of the financial statements.

Notes
Swiss Reinsurance Company, Zurich

Significant accounting principles

Basis of presentation

The financial statements are prepared in accordance with Swiss Company Law. Swiss Reinsurance Company, Zurich, modified the presentation of its financial information. The previously reported 2005 financial year figures have been adapted accordingly. Details are shown under "Balance sheet/Assets classification" on page 177.

Time period

The 2006 financial year comprises the accounting period from 1 January to 31 December 2006.

Income statement

The result of property and casualty reinsurance is based on actuarial estimates over the contract life. In addition to the recognition of the reinsurance accounts as reported by the ceding companies, empirical experience is taken into consideration. The allocation to the business year is in relation to the amount of reinsurance coverage provided.

The result of life and health reinsurance is the amount that has been earned over the coverage period. Provisions for life and health business are determined by actuarial methods.

Contracts which do not meet risk transfer requirements, defined as transferring a reasonable probability of a significant loss to the reinsurer, are accounted for as deposit arrangements. Deposit amounts are adjusted for payments received and made, as well as for amortisation or accretion of interest.

The allocated investment return contains the calculated interest generated on the investments covering the technical provisions. The interest rate reflects the currency-weighted, five-year average yield on five-year government bonds.

The overall management expenses are allocated to the reinsurance business and the investment business on an imputed basis.

The taxes relate to the financial year and include taxes on income and capital as well as indirect taxes. Value-added taxes are included in the respective expense lines in the income statement.

Balance sheet/Assets

The following assets are carried at cost, less necessary and legally permissible depreciation:
- Investment real estate/own-use property (purchase or construction cost)
- Investments in subsidiaries and affiliated companies
- Equity securities and fixed income securities
- Investments in funds
- Derivative financial instruments

These assets are generally not subject to revaluation. The valuation rules prescribed by the Swiss insurance supervisory authority are observed.

With the exception of own-use property, tangible assets are carried at cost, less individually scheduled straight-line depreciation over their useful lives. Items of minor value are not capitalised. The same principles apply to the capitalisation of software development expenses as intangible assets.

Other assets include deferred expenses on retroactive reinsurance policies, which are amortised through earnings over the expected claims-paying period.

The other assets are carried at nominal value in the balance sheet, after deduction of known credit risks if applicable.

Balance sheet/Assets classification

Swiss Reinsurance Company, Zurich, has revised the classification between certain balance sheet categories. Specifically, short-term investments purchased with an original maturity of three months or less, were reclassified from short-term investments to cash and cash equivalents. Therefore, the previously reported 2005 figures of short-term investments (CHF −2.7 billion) and cash and cash equivalents (CHF +2.7 billion) and the corresponding income statement positions, income from short-term investments (CHF −40 million) and other interest income (CHF +40 million), have been changed accordingly.

Balance sheet/Liabilities

Technical provisions are valued in accordance with the following principles:

Unpaid claims are based on information provided by clients and own estimates of expected claims experience, which are drawn from empirical statistics. These include provisions for claims incurred but not reported. Unpaid insurance obligations are set aside at the full expected amount of future payment.

Liabilities for life and health policy benefits are determined on the basis of actuarially calculated present values taking experience into account. For external business, liabilities are the greater of cedent-reported information and estimates of own experience drawn from internal studies. With respect to the business ceded by the Company's life and health subsidiaries, a prospective gross premium valuation is applied taking into account expected future cash flows inherent in the reinsurance contract from the valuation date until expiry of the contract obligations. Cash flows include premiums, claims, commissions, investment income and expenses, with a margin added for prudence to reflect the uncertainties of the underlying best estimates. The gross premium valuation approach could result in a negative liability provision which is typically set to zero.

Accounting principles for life and health business require that no contract is treated as an asset on the balance sheet, with the exception of specific contracts (for example modified coinsurance type of treaties), where an offsetting amount has been paid and is recoverable from the ceding company.

Premiums written relating to future periods are stated as unearned premiums and are normally calculated by statistical methods. The accrual of commissions is determined correspondingly and is reported in the line item deferred acquisition costs.

Provisions for profit commissions are based on contractual agreements with clients and depend on the results of reinsurance treaties.

The shares of technical provisions pertaining to retroceded business are determined or estimated according to the contractual agreement and the underlying gross business data per treaty.

Other provisions are determined according to business principles and are based on estimated needs and in accordance with tax regulations. Provisions for taxation contain prospective taxes on the basis of the financial year just ended.

Funds held under reinsurance treaties contain mainly cash deposits withheld from retrocessionaires which are stated at redemption value.

Debt and other liabilities are held at redemption value excluding liabilities from short sales, which are stated at the proceeds amount or increased to the higher market value of the underlying security.

Liabilities from derivative financial instruments are valued using the same principles applied for the derivative financial instruments included under investments.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange on the balance sheet date into Swiss francs. Participations are maintained in Swiss francs at historical exchange rates.

Revenues and expenses are translated at average exchange rates of the year under report into Swiss francs.

All currency differences arising from the revaluation of the opening balance sheet, the adjustments from application of year-end or average rates and foreign-exchange transactions are booked via a corresponding provision.

The currency exchange rates applicable for key currencies are shown on page 116.

Notes
Swiss Reinsurance Company, Zurich

Additional information on the financial statements

1. Reinsurance result

CHF millions	Gross	Retro	2005 Net	Gross	Retro	2006 Net
Premiums written	23128	-5261	17867	**19891**	**-3579**	**16312**
Change in unearned premiums	-484	359	-125	**-632**	**403**	**-229**
Premiums earned	22644	-4902	17742	**19259**	**-3176**	**16083**
Claims paid and claim adjustment expenses	-8016	886	-7130	**-8181**	**1796**	**-6385**
Change in unpaid claims	-6724	1420	-5304	**-4752**	**-73**	**-4825**
Claims and claim adjustment expenses	-14740	2306	-12434	**-12933**	**1723**	**-11210**
Life and health benefits	-5381	2058	-3323	**1853**	**-741**	**1112**
Change in equalisation reserve	–	–	–	**-250**	**–**	**-250**
Fixed commissions	-3426	598	-2828	**-6116**	**657**	**-5459**
Profit commissions	-475	19	-456	**-370**	**43**	**-327**
Acquisition costs	-3901	617	-3284	**-6486**	**700**	**-5786**
Other reinsurance income and expenses	-30	-10	-40	**150**	**-69**	**81**
Result from cash deposits	600	-40	560	**1057**	**-166**	**891**
Other reinsurance result	570	-50	520	**1207**	**-235**	**972**
Operating costs			-1108			**-1379**
Allocated investment return			917			**1095**
Reinsurance result			-970			**637**

2. Investment result

CHF millions	2005	2006
Income from investment real estate	95	**90**
Income from subsidiaries and affiliated companies	710	**2234**
Income from equity securities	639	**574**
Income from fixed income securities, mortgages and other loans	660	**789**
Income from short-term investments	8	**47**
Income from investment services	60	**66**
Realised gains on sale of investments	2313	**1631**
Investment income	4485	**5431**
Investment management expenses	-125	**-195**
Valuation adjustments on investments	-1137	**-695**
Realised losses on sale of investments	-191	**-1744**
Investment expenses	-1453	**-2634**
Allocated investment return	-917	**-1095**
Investment result	2115	**1702**

The company has revised the classification between certain balance sheet categories, as described in the notes on page 177, and adjusted the comparative income statement positions.

3. Assets from reinsurance

CHF millions	2005 Gross	2005 Retro	2005 Net	2006 Gross	2006 Retro	2006 Net
Premiums and other receivables from reinsurance	7274	137	7411	**7039**	**256**	**7295**
Funds held by ceding companies	18833	75	18908	**17698**	**–**	**17698**
Deferred acquisition costs	2829	-314	2515	**1256**	**-153**	**1103**
Assets from reinsurance	28936	-102	28834	**25993**	**103**	**26096**

4. Liabilities from reinsurance

CHF millions	Gross 2005	Retro 2005	Net 2005	Gross 2006	Retro 2006	Net 2006
Unpaid claims	43074	−3829	39245	**46777**	**−3805**	**42972**
Liabilities for life and health policy benefits	14981	−1828	13153	**12449**	**−990**	**11459**
Unearned premiums	4741	−569	4172	**5202**	**−954**	**4248**
Provisions for profit commissions	523	−7	516	**565**	**−13**	**552**
Equalisation reserve	–	–	–	**250**	**–**	**250**
Funds held under reinsurance treaties	–	2885	2885	**–**	**2574**	**2574**
Reinsurance balances payable	3654	1461	5115	**1217**	**1634**	**2851**
Liabilities from reinsurance	66973	−1887	65086	**66460**	**−1554**	**64906**

5. Shareholders' equity

Change in shareholders' equity

CHF millions	2005	2006
Shareholders' equity on 31 December (previous year)	12227	**12802**
Dividend paid for the previous year	−497	**−776**
Capital increase including premium	3	**4239**
Profit for the financial year	1069	**2144**
Shareholders' equity on 31 December before allocation of profit	12802	**18409**
Dividend payment	−776	**−1218**[1]
Shareholders' equity on 31 December after allocation of profit	12026	**17191**

[1] Board of Directors' proposal to the Annual General Meeting of 20 April 2007 subject to the actual number of shares outstanding and eligible for dividend.

Sources of shareholders' equity (after allocation of profit)

CHF millions	2005	2006
From nominal capital	32	**37**
From share premium	5774	**10008**
From profit allocation	5921	**6847**
From other allocations	299	**299**
Shareholders' equity on 31 December after allocation of profit	12026	**17191**

Contingent liabilities

Contingent liabilities, mainly towards Group companies, amounted on 31 December 2006 to CHF 3 076 million (2005: CHF 3 027 million). In addition, there were 24 unlimited guarantees; 21 of these are for obligations of Group companies. No payments are expected under these guarantees.

Leasing contracts

Off-balance sheet commitments from operating leases for the next five years and thereafter totalled in the following amounts:

CHF millions	2005	2006
2006	14	–
2007	10	**13**
2008	7	**8**
2009	4	**3**
2010	3	**2**
After 2011	1	**1**

These commitments pertain to the non-cancellable contract periods and refer primarily to office and apartment space rented by the company.

In addition, a financial lease of IT hardware is recognised on the balance sheet. The corresponding assets and liability of CHF 19 million (2005: CHF nil) are included in the positions tangible assets and other liabilities respectively.

Security deposits

To secure the technical provisions on the 2006 balance sheet date, securities of CHF 11 286 million (2005: CHF 11 112 million) were deposited in favour of ceding companies, of which CHF 6 906 million (2005: CHF 6 758 million) was to Group companies.

Securities lending

Under securities lending agreements, on 31 December 2006, securities of CHF 5 503 million (2005: CHF 6 048 million) were lent with the right to be sold or pledged by the borrowing entity, of which CHF 3 362 million (2005: CHF 4 542 million) was to Group companies. The securities which were held and lent by the Swiss Re Institutional Fund, a separate legal entity, are excluded.

Investment funds

Equity securities of CHF 5 789 million (2005: CHF 4 325 million) and fixed income securities of CHF 4 607 million (2005: CHF 5 199 million) were held in investment funds, which are fully owned by Swiss Re Group companies and the Swiss Re Pension Fund. The securities in these funds and their revenues continue to be reported in the corresponding asset category.

Fire insurance value of tangible assets

The insurance value of tangible assets, comprising the real estate portfolio and other tangible assets, amounted on 31 December 2006 to CHF 2 364 million (2005: CHF 2 453 million).

Obligations towards employee pension funds

Other liabilities include CHF 6 million (2005: CHF 6 million) payable to the employee pension funds.

In addition, a provision of CHF 37 million (2005: CHF nil) was established as of 31 December 2006 for transitional obligations concerning the change in the pension plan structure from a defined benefit scheme to a defined contribution scheme effective 1 January 2007.

Debentures

As of 31 December 2006 the following debentures were outstanding:
3¾% interest, CHF 500 million, 2 July 1997–2007.
3¾% interest, CHF 600 million, perpetual from 15 June 1999 but not less than 12 years.

Investments in subsidiaries

Details on the Swiss Re Group's subsidiaries are disclosed on pages 161 to 165.

Treasury shares

As of 31 December 2006 the Group held 287 624 treasury shares (2005: 206 449). In the year under report, 2 262 854 treasury shares (2005: 2 948 105) were purchased at an average price of CHF 95.21 (2005: CHF 81.41) and 2 181 679 treasury shares (2005: 3 674 784) were sold at an average price of CHF 94.50 (2005: CHF 83.27).

Deposit account

Deposit arrangements generated the following balances which are included in:

CHF millions	2005	2006
Reinsurance result	10	**31**
Premiums and other receivables from reinsurance	378	**287**
Funds held by ceding companies	1 151	**182**
Funds held under reinsurance treaties	64	**–**
Reinsurance balances payable	1 580	**566**

Claims on and obligations towards Group companies

CHF millions	2005	2006
Premiums and other receivables from reinsurance	2 510	**2 569**
Funds held by ceding companies	14 243	**13 714**
Other receivables	13	**2 996**
Funds held under reinsurance treaties	315	**331**
Reinsurance balances payable	2 535	**1 198**
Loans	332	**345**
Other liabilities	165	**673**

Conditional capital and authorised capital

The Extraordinary General Meeting held on 27 February 2006 approved the creation of authorised capital of CHF 9 000 000 and an increase of conditional capital by CHF 2 000 000.

As of 31 December 2006, Swiss Reinsurance Company's total conditional capital outstanding amounted to CHF 4 649 560 (2005: CHF 2 659 565). CHF 4 000 000 was reserved for the exercise of conversion rights and warrants granted in connection with bonds and similar instruments, CHF 900 000 thereof was reserved for General Electric Company, and CHF 649 560 for employee participation purposes.

In addition, authorised capital with shareholders' subscription rights amounted to CHF 1 105 337 at year-end 2006.

Change in undisclosed reserves

The undisclosed reserves on investments and on provisions decreased by a net amount of CHF 159 million in the year under report (2005: no net release).

Major shareholders

As of 31 December 2006, there were two shareholders with a participation exceeding the 5% threshold of Swiss Reinsurance Company's share capital.

General Electric Company, Fairfield, Connecticut, held, directly or indirectly through group subsidiaries, 33 300 957 Swiss Re shares on 31 December 2006, representing 8.89% of Swiss Reinsurance Company's voting rights.

The Capital Group Companies, Inc., Los Angeles, informed SWX Swiss Exchange on 22 November 2005 that its holdings increased to 5.10% of Swiss Reinsurance Company's voting rights.

As these shares have mostly not been registered under General Electric Company or Capital Group Companies or any of their respective group companies, Swiss Re is unable to track, on its own, changes in these shareholders' aggregate holdings.

Franklin Resources, Inc., Ft. Lauderdale, Florida, known as Franklin Templeton Investments, announced on 20 March 2006 that its aggregate holdings in Swiss Re shares fell below the threshold of 5% of Swiss Reinsurance Company's voting rights.

Personnel information

Swiss Reinsurance Company, Zurich, employed a worldwide staff of 3 745 on the balance sheet date (2005: 3 696). Personnel expenses for the 2006 financial year amounted to CHF 1 187 million (2005: CHF 871 million).

In connection with the integration of GE Insurance Solutions, restructuring charges of CHF 59 million were recognised in 2006. As at 31 December 2006 a respective restructuring provision of CHF 34 million remained on the Company's books.

Management fee contribution

In 2006, management expenses of CHF 170 million (2005: CHF 194 million) were recharged to Group companies and reported net in the positions operating costs and investment expenses. In previous years, such recharges were additionally recorded on a gross basis in other income and other expenses.

Change of accounting policy for liabilities for life and health policy benefits

The valuation methodology for determining the liabilities for life and health policy benefits was modified in 2006 to ensure consistency of the Company's liabilities and thus to improve accuracy and comparability of valuations among different lines. The transition impact of CHF 92 million is included in the 2006 income statement. On a comparative basis, the previous year's balance sheet positions for deferred acquisition costs and liabilities for life and health policy benefits amounted to CHF 916 million and CHF 11 356 million respectively. The corresponding gross amounts were CHF 1 215 million for deferred acquisition costs and CHF 12 591 million for liabilities for life and health policy benefits.

Proposal for allocation of profit

The Annual General Meeting, to be held in Zurich on 20 April 2007, has at its disposal the following profit:

in CHF	2005	2006
Retained earnings brought forward from the previous year	14 544 084	**7 895 490**
Profit for the financial year	1 069 525 771	**2 144 273 601**
Disposable profit	1 084 069 855	**2 152 169 091**

	Number of registered shares	Nominal capital in CHF
Share structure		
For the financial year 2006		
– eligible for dividend	358 256 229	**35 825 623**
– not eligible for dividend	16 184 149	**1 618 415**
Total shares issued	374 440 378	**37 444 038**

The Board of Directors proposes to the Annual General Meeting to allocate this profit as follows:

in CHF	2005	2006
Dividend	776 174 365[1]	**1 218 071 179[2]**
Allocation to reserves	300 000 000	**925 000 000**
Balance carried forward	7 895 490[1]	**9 097 912**
Disposable profit	1 084 069 855	**2 152 169 091**

[1] The number of registered shares eligible for dividend at the dividend payment date has increased since the proposal for allocation of profit, dated 1 March 2006, due to the issuance of new registered shares from options being exercised. This resulted in an additional dividend of CHF 139 515 compared to the Board of Directors' proposal and in lower retained earnings brought forward from the previous year by the same amount.

[2] Board of Directors' proposal to the Annual General Meeting of 20 April 2007 subject to the actual number of shares outstanding and eligible for dividend.

Dividend

If the Board of Directors' proposal for allocation of profit is accepted, a dividend of CHF 3.40 per share will be paid.

After deduction of the Federal Withholding Tax of 35%, the dividend will be paid from 25 April 2007 by means of dividend order to shareholders recorded in the Share Register or to their deposit banks.

Zurich, 28 February 2007

Report of the statutory auditors

To the Annual General Meeting of
Swiss Reinsurance Company
Zurich

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes/pages 173 to 184) of Swiss Reinsurance Company for the year ended 31 December 2006.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's Articles of Association.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

David JA Law
Auditor in charge

Dawn M Kink

Zurich, 28 February 2007

Financial years 1998–2006

CHF millions	1998[1]	1999[1]	2000[1]	2001[1]	2002[1]	2003[1]	2004[1]	2005	2006
Income statement									
Revenues									
Premiums earned	16727	18051	22081	25219	29058	30740	29439	26891	**29515**
Fee income								881	**879**
Net investment income	3131	3846	4802	5765	5494	4606	4857	6137	**6990**
Net realised investment gains/losses	2509	3588	4275	2665	–730	376	1116	3474	**1948**
Trading revenues					228	472	438	346	**654**
Other revenues	286	246	395	455	365	236	243	283	**280**
Total revenues	22653	25731	31553	34104	34415	36430	36093	38012	**40266**
Expenses									
Claims and claim adjustment expenses	–8514	–9333	–12153	–16266	–14485	–14898	–13853	–14758	**–11799**
Life and health benefits	–4881	–6200	–7478	–8532	–10084	–9085	–9331	–8668	**–9594**
Interest credited to policyholders								–3019	**–2827**
Acquisition costs	–3661	–3973	–4883	–5658	–6220	–6854	–6325	–5927	**–6079**
Amortisation of goodwill	–91	–211	–310	–368	–350	–315	–277		
Other operating costs and expenses	–2698	–2785	–3074	–3384	–3240	–2942	–2940	–3081	**–4111**
Total expenses	–19845	–22502	–27898	–34208	–34379	–34094	–32726	–35453	**–34410**
Income/loss before income tax expense	2808	3229	3655	–104	36	2336	3367	2559	**5856**
Income tax expense	–647	–783	–689	–61	–127	–634	–892	–255	**–1296**
Net income/loss on ordinary activities	2161	2446	2966	–165	–91	1702	2475	2304	**4560**
Extraordinary income		450							
Extraordinary charges		–450							
Net income/loss	2161	2446	2966	–165	–91	1702	2475	2304	**4560**
Balance sheet									
Assets									
Investments	69589	85684	89584	95888	86728	90653	108023	130601	**172507**
Other assets	38748	44516	53056	74342	75129	79045	76417	90698	**118793**
Total assets	108337	130200	142640	170230	161857	169698	184440	221299	**291300**
Liabilities									
Unpaid claims and claim adjustment expenses	45866	54072	59600	68618	62652	63474	61619	71759	**95011**
Liabilities for life and health policy benefits	15143	23279	29300	41370	37269	37244	43239	31081	**44899**
Unearned premiums	3174	4251	6131	6399	6754	6457	5748	6563	**8025**
Other liabilities	19142	18819	19764	24200	32833	39205	49361	81651	**104508**
Long-term debt	5049	4947	5058	7045	5663	4807	5296	5852	**7973**
Total liabilities	88374	105368	119853	147632	145171	151187	165263	196906	**260416**
Shareholders' equity	19963	24832	22787	22598	16686	18511	19177	24393	**30884**
Earnings/losses per share in CHF	7.35[2]	8.55[2]	10.39[2]	–0.57	–0.29	5.48	8.00	7.44	**13.49**

[1] Numbers are based on the Group's previous accounting standards
[2] Adjusted by 20-for-1 share split

Glossary

Accident insurance
Insurance of individuals or groups against economic risks in the event of death or temporary or permanent disability by accident. A branch of non-life insurance.

Accumulation risk
Risk that arises when a large number of individual risks are correlated such that a single event will affect many or all of these risks.

Acquisition costs
Cost of acquiring, maintaining and renewing insurance business: it includes the intermediaries' commission, the company's sales expense, and other related expenses.

Admin Re℠
Acquisition of a closed block of in-force life and health insurance business either through acquisition or reinsurance, typically assuming the responsibility to administer the underlying policies. Admin Re℠ can also extend to the acquisition of an entire life insurance company.

Asset-backed securities
Security backed by notes or receivables against assets such as auto loans, credit cards, royalties, student loans and insurance.

Asset-liability management (ALM)
Management of a business in a way that coordinates decisions on assets and liabilities. Specifically, the ongoing process of formulating, implementing, monitoring and revising strategies related to assets and liabilities in an attempt to achieve financial objectives for a given set of risk tolerances and constraints.

Aviation insurance
Insurance of accident and liability risks, as well as hull damage, connected with the operation of aircraft.

Business interruption insurance
Insurance covering the loss of earnings resulting from, and occurring after, destruction of property; also known as "loss of profits" or "business income protection insurance".

Capacity
Maximum amount of risk that can be accepted in insurance. One factor in determining capacity is government regulations that define minimum solvency requirements. Capacity also refers to the amount of insurance coverage allocated to a particular policyholder or in the marketplace in general.

Casualty insurance
Branch of insurance, mainly comprising accident and liability business, which is separate from property, engineering and life insurance. In the US this term is used for non-life insurance other than fire, marine and surety business.

Catastrophe bonds (cat bonds)
Insurance-linked securities that allow (re)insurance companies to transfer peak insurance risks, including natural catastrophes, to the capital markets in the form of bonds. Catastrophe bonds help to spread peak exposures (see insurance-linked securities).

Cession
Insurance that is reinsured: the passing of the insurer's risks to the reinsurer against payment of a premium. The insurer is referred to as the ceding company or cedent.

Claim
Demand by an insured for indemnity under an insurance contract.

Claims handling
Activities in connection with the investigation, settlement and payment of claims from the time of their occurrence until settlement.

Claims incurred and claim adjustment expenses — All claims payments plus the adjustment in the outstanding claims provision as well as expenses for evaluating and settling claims.

Claims ratio — Sum of claims paid, change in the provisions for unpaid claims and claim adjustment expenses in relation to premiums earned.

Coinsurance — Arrangement by which a number of insurers and/or reinsurers share a risk.

Combined ratio — Sum of the non-life claims ratio, acquisition ratio and the expense ratio.

Commission — Remuneration paid by the insurer to its agents, brokers or intermediaries, or by the reinsurer to the insurer, for costs in connection with the acquisition and administration of insurance business.

Commutation — Transaction in which policyholders or insurers surrender all rights and are relieved from all obligations under an insurance or reinsurance contract in exchange for a single current payment.

Cover — Insurance and reinsurance protection based on a contractual agreement.

Credit insurance — Insurance against financial losses sustained through the failure, for commercial reasons, of policyholders' clients to pay for goods or services supplied to them.

Directors' and officers' liability insurance (D&O) — Liability insurance for directors and officers of an entity, providing cover for their personal legal liability towards shareholders, creditors, employees and others arising from wrongful acts such as errors and omissions.

Disability insurance — Insurance against the incapacity to exercise a profession as a result of sickness or other infirmity.

Diversification — Risk reduction technique that limits the risk of accumulation by spreading an organisation's risks across different geographical locations as well as across different lines of business, in order to increase the number of mutually independent risks.

Embedded value — Actuarially determined estimate of the economic value of the in-force life and health insurance operations of an insurance company (excluding any value attributable to future new business). Embedded value earnings, defined as the change in embedded value over the year (after adjustment for any capital movements such as dividends and capital injections), provide a measure of the performance of the life and health operations of an insurance company.

Employers' liability insurance — Insurance taken out by employers covering employees against injuries arising out of their employment.

Engineering insurance — Insurance covering the construction and erection of objects, and the insurance of machinery in operating plants.

European Medium Term Note (EMTN) — Vehicle for raising funds by borrowing from the capital markets or from private investors. The EMTN programme itself is effectively a platform, under a standard documentation framework, from which to launch such issues on an ongoing basis.

Expense ratio — Sum of acquisition costs and other operating costs and expenses in relation to premiums earned.

Facultative reinsurance — Reinsurance of the insurer's risks on an individual basis. The reinsurance company looks at each individual risk and determines whether to accept or decline coverage.

Financial reinsurance — Reinsurance that combines risk transfer with elements of risk finance.

Fire insurance — Insurance against fire, lightning or explosion; it can also include insurance against windstorm, earthquake, flood and other natural hazards or political risks.

Funded cover — Reinsurance contract under which the ceding company pays premiums to build a fund from which to pay expected claims. The premium less the reinsurance charge is paid out to the ceding company in the future as claim payments, returned premiums, or contingent commissions.

Guaranteed Minimum Death Benefit (GMDB) — Feature of variable annuity business. The benefit is a predetermined minimum amount that the beneficiary will receive upon death.

Health insurance — Generic term applying to all types of insurance indemnifying or reimbursing for losses caused by bodily injury or sickness or for expenses of medical treatment necessitated by sickness or accidental bodily injury.

Impairment charge — Adjustment in the accounting value of an asset.

Incurred But Not Reported (IBNR) — Provision for claims incurred but not reported by the balance sheet date. In other words, it is anticipated that an event will affect a number of policies, although no claims have been made so far, and is therefore likely to result in liability for the insurer.

Industry loss warranties (ILW) — Index-linked catastrophe contracts with a dual trigger that require a minimum industry loss to occur before the coverage responds to the individual company loss.

Insurance-linked securities (ILS) — In risk securitisation, bonds for which the payment of interest and/or principal depends on the occurrence or severity of an insurance event. The underlying risk of the bond is a peak or volume insurance risk.

Layer — Section of cover in a non-proportional reinsurance programme in which total coverage is divided into a number of consecutive layers starting at the retention or attachment point of the ceding company up to the maximum limit of indemnity. Individual layers may be placed with different (re)insurers.

Liability insurance — Insurance for damages that a policyholder is obliged to pay because of bodily injury or property damage caused to another person or entity based on negligence, strict liability or contractual liability.

Life insurance	Insurance that provides for the payment of a sum of money upon the death of the insured. In addition, life insurance can be used as a means of investment or saving.
Marine insurance	Line of insurance which includes coverage for property in transit (cargo), means of transportation (except aircraft and motor vehicles), offshore installations and valuables, as well as liabilities associated with marine risks and professions.
Mandatory convertible bond	Bond that has a compulsory conversion or redemption feature. Either on or before a contractual conversion date, the holder must convert the mandatory convertible into the underlying stock.
Motor insurance	Line of insurance which offers coverage for property, accident and liability losses involving motor vehicles.
Net reinsurance assets	Receivables related to deposit accounting contracts (contracts which do not meet risk transfer requirements) less payables related to deposit contracts.
Non-life insurance	All classes of insurance business excluding life insurance.
Non-proportional reinsurance	Form of reinsurance in which coverage is not in direct proportion to the original insurer's loss; instead the reinsurer is liable for a specified amount which exceeds the insurer's retention; also known as "excess of loss reinsurance".
Nuclear energy insurance	Property and liability insurance for atomic reactors, power stations or any other plant related to the production of atomic energy or its incidental processes.
Operating revenues	Premiums earned plus net investment income plus other revenues.
Operational risk	Risk arising from failure of operational processes, internal procedures and controls leading to financial loss.
Premium	The payment, or one of the periodical payments, a policyholder makes for an insurance policy.
Premiums earned	Premiums an insurance company has recorded as revenues during a specific accounting period.
Premiums written	Premiums for all policies sold during a specific accounting period.
Present value of future profits (PVFP)	Intangible asset primarily arising from the purchase of life and health insurance companies or portfolios.
Product liability insurance	Insurance of the liability of the manufacturer or supplier of goods for damage caused by their products.
Professional indemnity insurance	Liability insurance cover which protects professional specialists such as physicians, architects, engineers, lawyers, accountants and others against third-party claims arising from activities in their professional field; policies and conditions vary according to profession.

Property insurance
Collective term for fire and business interruption insurance as well as burglary, fidelity guarantee and allied lines.

Proportional reinsurance
Form of reinsurance in which the premiums and claims of the insurer are shared proportionally by the insurer and reinsurer.

Quota-share reinsurance
Form of proportional reinsurance in which a defined percentage of all risks held by the insurer in a specific line is reinsured.

Reinsurance
Insurance for insurance companies which spreads the risk of the direct insurer. Includes various forms such as facultative, financial, non-proportional, proportional, quota-share, surplus and treaty reinsurance.

Reserves
Amount required to be carried as a liability in the financial statements of an insurer or reinsurer to provide for future commitments under outstanding policies and contracts.

Retention
Amount of risk which the policyholder or insurer does not insure or reinsure but keeps for its own account.

Retrocession
Amount of the risk accepted by the reinsurer which is then passed on to other reinsurance companies.

Return on equity (ROE)
Net income divided by time-weighted shareholders' equity.

Return on investments (ROI)
Investment result excluding result from assets held for linked liabilities divided by average invested assets. Invested assets include investments, funds held by ceding companies, net cash equivalents and net reinsurances assets. Average assets are calculated as opening balance plus one half of the net asset turnover at average foreign exchange rates.

Return on operating revenues
Life and Health business operating result (operating income excluding non-participating realised gains and losses) divided by operating revenues (premiums earned, fee income, net investment income, and participating realised gains and losses excluding unit-linked investment income and realised gains and losses).

Return on total revenues
Financial Services operating result (operating revenues less the sum of acquisition costs, claims and claim adjustment expenses and operating costs) divided by operating revenues (premiums earned and net investment income plus trading revenues and fees and commissions).

Risk
Condition in which there is a possibility of loss; also used by insurance practitioners to indicate the property insured or the peril insured against.

Risk management
Management tool for the comprehensive identification and assessment of risks based on knowledge and experience in the fields of natural sciences, technology, economics and statistics.

Securitisation
Financial transaction, in which future cash flows from assets (or insurable risks) are pooled, converted into tradable securities and transferred to capital market investors. The assets are commonly sold to a special-purpose entity, which purchases them with

cash raised through the issuance of beneficial interests (usually debt instruments) to third-party investors.

Solvency II Initiative launched by the European Commission to revise current EU insurance solvency rules. Solvency II focuses on capital requirements, risk modelling, prudential rules, supervisory control, market discipline and disclosure.

Stop-loss reinsurance Form of reinsurance that protects the ceding insurer against an aggregate amount of claims over a period, in excess of either a stated amount or a specified percentage of estimated benefit costs. An example of this type of cover is Employer Stop Loss (ESL) which is used by US companies to cap losses on self-funded group health benefit programmes. The stop-loss can apply to specific conditions or aggregate losses.

Surety insurance Sureties and guarantees issued to third parties for the fulfilment of contractual liabilities.

Surplus reinsurance *Form of proportional reinsurance in which risks are reinsured above a specified amount.*

Treaty reinsurance Participation of the reinsurer in certain sections of the insurer's business as agreed by treaty, as opposed to single risks.

Underwriting result Premiums earned less the sum of claims paid, change in the provision for unpaid claims and claim adjustment expenses and expenses (acquisition costs and other operating costs and expenses).

Value at Risk (VaR) Maximum possible loss in market value of an asset (or risk) portfolio within a given time span and at a given confidence level.

Some of the terms in the glossary are explained in more detail in note 1 "Organisation and summary of significant accounting policies" in the Financial Statements.

Swiss Re uses some of the definitions provided by the glossary of the International Association of Insurance Supervisors (IAIS). For additional insurance terms, please refer to Swiss Re's online glossary of technical terms at www.swissre.com

Cautionary note on forward-looking statements

Certain statements and illustrations contained herein are forward-looking. These statements and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- the impact of significant investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transactions, including, in the case of acquisitions, issues arising in connection with integrating acquired operations;
- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our invested assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates
20 April 2007
143rd Annual General Meeting

25 April 2007
Payment of dividend

8 May 2007
First quarter results

7 August 2007
Second quarter results

6 November 2007
Third quarter results

Contact addresses
Investor Relations
Susan Holliday
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
2006 Annual Report
Driving Performance

Design:
Addison Corporate Marketing, London

Photographs:
Frederic Meyer (cover, inside cover)
Philip Chau (p 5)
Clinton Global Initiative (p 5)
Matthew B. Nunnelee (p 5)
Marc Wetli (p 10)
Marc Wetli (p 12)
Markus Bühler, Willy Spiller and Stefan Walter (p 13)
Frederic Meyer (p 23)
Charly Kurz (Screenshot), Frederic Meyer (p 26–27)
Frederic Meyer (p 28–29)
Gilles Mingasson (p 30–31)
Pablo Barholomew (p 32–33)

Printing:
NZZ Fretz AG, Schlieren

This report is printed on paper made from elementary chlorine-free (ECF) pulp. Approximately 40 percent of the wood used comes from forests certified by the Forest Stewardship Council (FSC) and the Programme for the Endorsement of Forest Certification (PEFC).

Original version in English

The 2006 Annual Report is also available in German and French.

The web version of the 2006 Annual Report is available at:
www.swissre.com/annualreport

Order no: 1490793_07_en

CCHCC, 3/07, 14 000 en

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Swiss Re

RECEIVED

2007 APR -4 A 9:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2006 Annual Report
Shareholders' letter

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 1 2007
WASH. D.C.
161

Premiums earned[1]


40000 CHF millions
30000
20000
10000
0
39%
33%
35%
36%
37%
61%
67%
65%
64%
63%
2002
2003
2004
2005
2006
Non-life
Life&Health

Net income/loss[1]


5000 CHF millions
4000
3000
2000
1000
0
-91
1702
2475
2304
4560
2002
2003
2004
2005
2006

Return on equity[1]


20 in %
15
10
5
0
-0.5
10.2
13.6
10.3
16.3
2002
2003
2004
2005
2006

Shareholders' equity[1]


40000 CHF millions
30000
20000
10000
0
16686
18511
19177
24393
30884
2002
2003
2004
2005
2006

[1] 2006 and 2005 figures are based on US GAAP, and previous years on Swiss GAAP.

Financial strength ratings

as of 23 February 2007	S&P	Moody's	A.M. Best
Rating	AA–	Aa2	A+
Outlook	stable	negative	stable

Share performance

Market information as of 23 February 2007

Share price (in CHF)	105.50
Market capitalisation (in CHF millions)	37796

Performance	2002 – 23 February 2007 (p.a.)	2006
Swiss Re (in %)	–6.9	7.7
Swiss Performance Index (in %)	10.5	20.7
DJ Europe STOXX Insurance Index (in %)	–1.5	17.2


300 Share price in CHF (logarithmic scale)
Annual performance in %
100
20
50
25
0
–25
–50
2002
2003
2004
2005
2006
2007
— Swiss Re
— Swiss Performance Index
— DJ Europe STOXX Insurance Index

Corporate highlights

- Excellent net income of CHF 4.6 billion with strong underlying performance from all businesses
- Successful acquisition and integration of GE Insurance Solutions
- Continued strong investment performance with return on investments of 5.3%
- Property & Casualty operating income improved to CHF 5.0 billion, reflecting strong performance across all lines of business and low levels of natural catastrophe claims; combined ratio improved to 90.4%
- Life & Health operating income of CHF 1.7 billion with return on operating revenues increasing to 10.0%
- Financial Services operating income grew 21% to CHF 460 million, driven by strong results in credit, trading and structuring businesses
- Shareholders' equity increased 27% to CHF 30.9 billion on excellent earnings as well as equity raised for the financing of the GE Insurance Solutions acquisition
- Return on equity increased to 16.3%
- Dividend increase of 36% from CHF 2.50 to CHF 3.40 per share, as well as a share buy-back programme

Financial highlights

CHF millions unless otherwise stated	2005	2006	Change in %
Non-life business[1]			
Premiums earned	17253	**18541**	7
Combined ratio, traditional business (in %)	112.3	**90.4**	
Life & Health business			
Premiums earned	9638	**10974**	14
Return on operating revenues (in %)	9.6	**10.0**	
Financial Services business			
Total revenues	1560	**1963**	26
Operating income	379	**460**	21
Group			
Premiums earned	26891	**29515**	10
Net income	2304	**4560**	98
Earnings per share (in CHF)	7.44	**13.49**	81
Dividend per share (in CHF)	2.50	**3.40**[2]	36
Shareholders' equity	24393	**30884**	27
Return on investments (in %)	6.3	**5.3**	
Return on equity (in %)	10.3	**16.3**	
Number of employees[3]	8882	**10891**	23

[1] Including Property & Casualty and Credit Solutions
[2] Subject to approval at the Annual General Meeting on 20 April 2007
[3] Permanent staff

Fellow shareholders, colleagues, ladies and gentlemen

2006 was an excellent year for Swiss Re, in which we made significant progress towards our goal of higher earnings, in terms of both absolute results and sustainability. It gives us great pleasure to report net income rising 98% to CHF 4.6 billion, or CHF 13.49 per share, resulting in a return on equity of 16.3%. These excellent results are the outcome of hard work by the entire Swiss Re community to drive our performance by seizing attractive opportunities, leveraging the integration of Insurance Solutions and constantly striving towards our strategic goal of organisational excellence.

All divisions contributed to the success of the 2006 results. Property & Casualty business delivered a strong operating income of CHF 5.0 billion and a combined ratio of 90.4%, an improvement of 23.7 percentage points compared with 2005. While the year benefited from a benign hurricane season, the underlying quality of our underwriting performance delivered substantially more value. Life & Health business continued to be a strong contributor to Swiss Re's earnings with operating income of CHF 1.7 billion. Within our Client Markets teams, Europe Division, the historical bedrock of our Group with its strong client franchise, maintained its profitability track record. In the Americas, we strengthened our client base, leveraging our leadership position while maintaining pricing discipline across all lines of business. Asia Division achieved further inroads in the Chinese market and continued to build on Swiss Re's leading presence in the region. In a highly competitive environment, Globals & Large Risks successfully grew the business, complemented by the industrial risk business of Insurance Solutions. Financial Services delivered strong results, with operating income of CHF 460 million, adding material value to the rest of the Group in terms of asset management, risk hedging and risk intermediation. The Group's active management of duration, credit spreads and equity exposure resulted in a strong return on investments of 5.3%. We would like to express our appreciation to the respective teams for these remarkable achievements.

Our strategic direction focuses on four key objectives to deliver enhanced sustainable returns for shareholders:

- Generate economic profit growth
- Reduce earnings volatility
- Enlarge market scope
- Advance organisational excellence

The 2006 results show how this powerful combination drives our performance, allowing us to deliver best in class client service and, ultimately, attractive shareholder returns.

Our strategic objectives have been embedded in all of Swiss Re's activities, helping us to further improve our economic efficiency. Our business goals are simple: to ensure sustainable earnings per share growth and to pursue high quality business rather than volume for volume's sake. This is further supported by continually expanding the scope and range of services we provide to clients in all lines of business and regions.

In 2006, Swiss Re achieved a series of strategic milestones. The successful integration of Insurance Solutions marked the largest acquisition ever completed by Swiss Re, providing us with increased scale and an expanded talent pool. In December, we concluded our largest Admin Re℠ transaction to date: the acquisition in the UK of GE Life business (which was not part of the acquisition of Insurance Solutions from General Electric). We also added several sizeable transactions to our securitisation strategy, structuring and selling pools of extreme mortality risk (Vita Capital), credit reinsurance (Crystal Credit) and natural catastrophe risks (Successor) to the capital markets. Finally, various efforts to advance our operational efficiency were successfully completed.

Each of these milestones was achieved smoothly, demonstrating the experience and organisational skills of the Group. Clients and brokers alike complimented our client teams on their ability to maintain a consistent and reliable partnership in the market. This resulted in highly successful renewals for 2007 with non-life premiums rising 14%.

The excellent earnings for 2006 considerably reinforced our strong capital position, and the Board of Directors will recommend both a dividend increase of 36% to CHF 3.40 per share (2006: CHF 2.50) and a share buy-back programme. This recommendation reflects Swiss Re's policy to focus on active capital management while maintaining superior capital adequacy and credit ratings.

Our executive management team was further strengthened in 2006 with the appointment of Roger Ferguson as Head of Financial Services and member of the Executive Committee, as well as Chairman of Swiss Re America Holding, succeeding Jacques Dubois. Roger's vision, managerial talent and experience as a former Vice Chairman of the US Federal Reserve are a strong addition to our team. We take this opportunity to thank Jacques, who retired at the end of 2006, for his outstanding contribution to Swiss Re and more recently for the key role he played in the acquisition of Insurance Solutions.

In December, the Executive Board was also reinforced with three additional appointments: Markus Diethelm, Group Chief Legal Officer, Philip Lotz, Head of Capital Management and Advisory, and Jonathan Isherwood, Global Head of Claims & Liability Management. Each of the new members brings deep experience and leadership to areas which are of critical value to the long-term success of Swiss Re.

In December, the Group announced that George Quinn will succeed Ann Godbehere as Group Chief Financial Officer (CFO) and member of our Executive Committee as of 1 March 2007. With his strong experience in all financial aspects of Swiss Re, George has already made a significant contribution to the success of our Group. In his recent role as regional CFO for the Americas and CFO of Financial Services, he played a leading role in the integration of Insurance Solutions and helped to make the acquisition a success for Swiss Re. We are gratified to have found the right talent within Swiss Re for this important position. The entire Board of Directors and Executive Board thank Ann for her dedication and commitment during the past four years as Group CFO and throughout her outstanding career, which spans more than 25 years with Swiss Re and the former Mercantile & General Re.

The executive management can count on the support and also the constructive challenge of an independent, diversified and experienced Board of Directors, including former General Electric Vice Chairman Dennis Dammerman, who was elected to the Board in February 2006. We are pleased that Hans Ulrich Maerki has made himself available to join our Board. His election will be proposed at the Annual General Meeting on 20 April 2007. Mr Maerki is currently Chairman of IBM Europe, Middle East and Africa, and will bring unique business insights to our Board.

Sadly, our friend and trusted Board member George Farr passed away in November. We would like to express our respect and admiration for his valuable guidance and leadership over the years.

Swiss Re's success is built on superior client services, pro-active capital management, diligent and disciplined underwriting, and dynamic growth through new products and markets. Our focus is to deliver attractive risk-adjusted returns. Our leadership position has been reached thanks to the dedication and teamwork of over 10 000 colleagues in more than 25 countries, and we would like to thank all Swiss Re employees around the world for their invaluable contribution to our success.

We have embarked on 2007 with high confidence and even higher expectations for the continuing success of your company in delivering sustainable and strong earnings per share. With the conversion of our accounts to US GAAP and the adoption of quarterly financial disclosure, we look forward to providing you with a continuous flow of information throughout the year.

Zurich, 1 March 2007

Peter Forstmoser
Chairman of the Board of Directors

Jacques Aigrain
Chief Executive Officer

Cautionary note on forward-looking statements/Information

Cautionary note on forward-looking statements

Certain statements and illustrations contained herein are forward-looking. These statements and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- the impact of significant investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transactions, including, in the case of acquisitions, issues arising in connection with integrating acquired operations;
- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our invested assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates
20 April 2007
143rd Annual General Meeting

25 April 2007
Payment of dividend

8 May 2007
First quarter results

7 August 2007
Second quarter results

6 November 2007
Third quarter results

Contact addresses

Investor Relations
Susan Holliday
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
2006 Annual Report
Shareholders' letter

Original version in English

The 2006 Annual Report Shareholders' letter is also available in German and French.

The web version of the 2006 Annual Report is available at:
www.swissre.com/annualreport

CCHCC, 3/07, 5000 en

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

END